63 Yehu[redacted] apoalim Bldg., Tel Aviv 65781
-3-5674576

Date: 22 November 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*08/11/07*	*1*
2.	*Immediate Report*	*08/11/07*	*2*
3.	*Senior Office Holder Change*	*11/11/07*	*3*
4.	*Immediate Report*	*12/11/07*	*4*
5.	*Senior Office Holder Change*	*13/11/07*	*5*
6.	*Senior Office Holder Change*	*13/11/07*	*6*
7.	*Senior Office Holder Change*	*13/11/07*	*7*
8.	*Senior Office Holder Change*	*13/11/07*	*8*
9.	*Immediate Report*	*13/11/07*	*9*
10.	*Immediate Report*	*13/11/07*	*10*
11.	*Immediate Report*	*20/11/07*	*11*
12.	*Dividend Declaration*	*21/11/07*	*12*
13.	*3rd Quarter Results*	*21/11/07*	*13*
14.	*Holding(s) in Company*	*22/11/07*	*14*
15.	*Immediate Report*	*22/11/07*	*15*
16.			
17.			
18.			
19.			
20.			

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 1

Date: November 08, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

In accordance with the provisions of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 and further to the immediate report filed on 31st May, 2007, Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise herewith that:

1. On 8th November, 2007 at about noon, the Board of Directors of the Bank adopted resolutions as follows:

   (a) To approve that the company Gad Gmulim Provident Funds Management Company Ltd., a wholly owned subsidiary company of the Bank (hereinafter: "Gad Gmulim") comply with the request of Gadish Provident Investments Ltd. (hereinafter: "Gadish Investments") to terminate the agreement of 31st May, 2007 pursuant to which Gadish Investments purchased from Gad Gmulim the activities of the Gadish Provident Fund (hereinafter: "Gadish") including the goodwill acquired by Gad Gmulim in the management of Gadish and the right to receive payments for management of Gadish, on condition that concurrently Gad Gmulim enter into the agreement specified in sub-clause (b) hereof.

   (b) Concurrently with the termination of the agreement of 31st May, 2007 as aforesaid, Gad Gmulim will enter into an agreement with Psagot Ofek Gemel Ltd. (hereinafter: "Psagot") for the purchase of the activities of Gadish including the goodwill acquired by Gad Gmulim in the management of Gadish and the right to receive the payments for management of Gadish, on similar terms and conditions and for the same consideration.

2. The expected consideration due to Gad Gmulim from the sale of Gadish to Psagot is a sum, obtained by multiplying the value of the assets of Gadish on the completion date of the transaction by 3.175%. According to the value of the assets of Gadish at or about the present time, we are dealing with an amount of approximately NIS 675 million.

3. As part of the transaction described above with Psagot, Psagot will enter into long- term agreements with the Bank for the distribution of Gadish by the Bank and the provision of operational services by the Bank. Completion of the transaction will be made contingent upon receipt of all the required regulatory approvals, the amendment of the articles of Gadish and the signing of distribution and operational agreements with the Bank. The parties have stipulated that the transaction be completed by the end of March 2008, at the latest.

4. On the completion date of the transaction with Psagot, the Bank is expected to record the profit from the sale in its financial statements, which, as aforesaid, will be determined by the actual consideration payable based on the value of the assets of Gadish on the completion date of the transaction. According to the value of the assets of Gadish at or about the present time, the net profit will amount to approximately NIS 410 million.

Yours faithfully,
Bank Hapoalim B.M.

(-) (-)

Barry Ben-Zeev Senior Deputy Managing Director	**Yoram Weissbrem** Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 2

Date: November 8, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In view of news items published in the press, and at the request of the Israel Securities Authority, Bank Hapoalim B.M. (hereinafter: the "Bank") respectfully declares the following:

1. As reported in the quarterly financial statements of the Bank as at June 30, 2007, the Bank has invested a total of approximately USD 3.5 billion in a portfolio of mortgage-backed securities (hereinafter: "MBS") in the United States.

2. The Bank's decision was, and remains, to invest only in MBS rated AAA by two international rating agencies. In fact, more than 99% of the MBS held by the Bank continue to maintain an AAA rating today; to the best of the Bank's knowledge, none of these holdings were included in the Negative Ratings Watch issued by rating agencies.

   The Bank's MBS portfolio does not contain subprime bonds.

   All MBS investments were carried out based on a scrupulous examination by a local team of experts at the Bank's New York branch, in accordance with a policy established by the Bank's Board of Management, and are routinely examined by the officers responsible for investments and risk control in Israel.

3. Taking into account the ratings of the MBS, the Bank has not changed the credit classification of its investment in MBS. The Bank views this investment as having very low credit risk, even if rates fluctuate over the lifetime of the MBS.

4. As of September 30, 2007, the decline in value of the MBS portfolio reached a cumulative total of approximately USD 58 million (versus a decrease of approximately USD 35 million reported in the Bank's financial statements as at June 30, 2007).

   As of October 31, 2007, the Bank has increased its MBS holdings to a cumulative total of approximately USD 3.7 billion. As of that date (Oct. 31, 2007), the cumulative decline in value of the Bank's MBS is in the amount of approximately USD 59 million (an increase of less than USD 1 million over the course of the last month). The decline in value of the portfolio is allocated to shareholders' equity, and has no effect on the Bank's results of operations.

5. For the purposes of clarification and in order to present a broad picture, the Bank hereby declares that it has also invested in instruments known as structured investment vehicles (SIV) in the United States, in the amount of USD 365 million.

Most of the underlying assets of this portfolio have been assigned high ratings by international rating agencies. However, due to the crisis in the subprime market in the United States, the SIV portfolio declined in value by a total of approximately USD 61 million, as of September 30, 2007. It is hereby clarified that this decline in value is allocated to the shareholders' equity of the Bank and does not affect its results of operations. In addition, the Bank will post a loss from financing activity in the amount of USD 12 million in respect of the SIV portfolio in its financial statements as at September 30, 2007.

Yours faithfully,

Bank Hapoalim B.M.

(-) *(-)*

Yacov Rozen
Senior Deputy Managing Director

Yoram Weissbrem
Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

5.4.3

Date: November 11, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise as follows:

Mr. Yacov Rozen, Senior Deputy Managing Director, Head of Finance (CFO), has informed the Bank that he wishes to leave his post, after having worked in the Bank and in subsidiary companies of the Bank for some thirty years in various capacities, including for some 5 years on the Board of Management of the Bank.

The date of Mr. Rozen's departure from his position on the Board of Management of the Bank is January 1st, 2008.

Mr. Barry Ben-Zeev, Senior Deputy Managing Director, who serves as Head of Client Asset Management, has been designated for appointment as Head of Finance instead of Mr. Rozen.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 4

Date: November 12, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the provisions of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 and further to the immediate report filed on November 8th, 2007, Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise herewith that:

1. On November 11th, 2007 at about 11:30 p.m.:

   (a) The agreement of May 31st, 2007 between Gad Gmulim Provident Funds Management Company Ltd., which is a wholly owned subsidiary company of the Bank (hereinafter: "Gad Gmulim") and the company Gadish Provident Investments. Ltd. (hereinafter: "Gadish Investments") for the sale of the activities of the Gadish Provident Fund (hereinafter: "Gadish") including the goodwill acquired by Gad Gmulim in the management of Gadish and the right to receive payments for management, was terminated.

   (b) Concurrently with the termination of the agreement of May 31st, 2007 as aforesaid, an agreement was signed with Psagot Ofek Provident Ltd. (hereinafter: "the Purchaser"), for the purchase of the activities of Gadish including the goodwill acquired by Gad Gmulim in the management of Gadish and all of the rights and obligations of Gad Gmulim in the management of Gadish including the right to receive payments for management, on similar terms and conditions and for the same consideration.

   The expected consideration due to Gad Gmulim from the sale of all the aforesaid rights and obligations is a sum obtained by multiplying the value of the assets of Gadish on the completion date of the transaction by 3.175%. According to the value of the assets of Gadish at or about the present time, we are dealing with an amount of approximately NIS 675 million.

2. As part of the transaction described above, the Purchaser has entered into long-term agreements with the Bank for the distribution of Gadish by the Bank and the provision of operational services by the Bank to the Purchaser. Completion of the transaction is contingent upon receipt of all the required regulatory approvals and the amendment of the articles of Gadish.

3. On the completion date of the transaction, the Bank is expected to record the profit from the sale in its financial statements, which, as aforesaid, will be determined by the actual consideration payable based on the value of the assets of Gadish on the completion date of the transaction. According to the value of the assets of Gadish at or about the present time, the net profit will amount to approximately NIS 410 million.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Barry Ben Zeev Senior Deputy Managing Director	**Yoram Weissbrem** Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Sch. 5

Date: November 13, 2007

To : **The London Stock Exchange**

Dear Sirs,

Re: Immediate Report Concerning a Senior Office Holder Who Has Ceased to Hold His Office

1. Name of the office-holder: ***Yacov Rozen***

2. Identity number: ***051255842***

3. Position from which retired: ***Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank***

4. The date on which he will retire from office: ***1 January 2008***

5. To the best of our knowledge, his retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large.

6. The office holder ***will cease*** to be an interested party or a senior office holder of the Corporation after his retirement.

Sincerely yours,

Bank Hapoalim B.M.

(-)	(-)
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Advocate** Deputy Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Sch. 6

Date: November 13, 2007

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Barry Ben-Zeev*** 2. Date of appointment: ***January 1, 2008 (the final date will be determined subject to the approval of the Bank of Israel)***

3. Identity number: ***051205508***

4. Date of birth: ***March 19, 1952***

5. Place of residence (as recorded in the Population Registry): ***254 Ben Gurion St., Givatayim***

6. Position to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank***

7. Education: ***B.A. – Economics – Tel Aviv University***
M.A. – Business Administration (Finance) – Tel Aviv University

8. Business experience during last five years: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management – Bank Hapoalim B.M. – May 2006 – until the date of commencing office as set out in paragraph 6.***
Senior Deputy Managing Director, Head of Global Private Banking and Head of Bank Hapoalim Activities in Europe – Bank Hapoalim B.M. - July 2002 – May 2006.

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein.
Serves as director in the following companies: Poalim Financial Holdings (1993) Ltd., Nominee Company of Bank Hapoalim Ltd., Poalim Trust Services Ltd., Poalim Ofakim Ltd., Poalim Mortgages Insurance Agency (2005) Ltd., Gad-Gemulim Provident Funds Management Co. Ltd., Poalim Sheked Financial Co. Ltd., Tel-Aviv Stock Exchange Ltd., Zohar HaShemesh Investments Ltd.

10. He is not a family member of another interested party in the corporation

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Yoram Weissbrem	**Advocate Sharona Tamir**
Secretary of the Bank	Deputy Secretary of the Bank

G:\WORD\Immediate Reports\13.11.07\Ben-Zeev.doc

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Sch. 7

Date: November 13, 2007

To : <u>The London Stock Exchange</u>

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**
Our letter of October 29, 2007

The date for Mr. Zion Kenan to commence office as Member of the Board of Management, Deputy CEO, Head of Corporate Banking, has been pre-dated to December 14, 2007, as a result of the approval given by the Bank of Israel. This is instead of the date January 1, 2008 as reported in our earlier letter, the details of which are set out above.

1. Name of the office-holder: ***Zion Kenan***

2. Date of appointment: ***December 14, 2007***
   (Approval of the Bank of Israel has been received)

3. Identity number: ***053508594*** 4. Date of birth: ***September 3, 1955***

5. Place of residence (as recorded in the Population Registry): ***Arugot HaBosem 6, Kfar-Saba***

6. Position to which appointed: ***Member of the Board of Management, Deputy CEO, Head of Corporate Banking***.

7. Education: ***B.A. – Social Sciences – The Open University of Israel***
   M.A. – Labor Studies – Tel Aviv University

8. Business experience during last five years: ***Member of the Board of Management, Deputy CEO, Head of Retail Banking – Bank Hapoalim B.M. – 31 Aug 2003 – until the date of commencing office as set out in paragraph 6.***
   Member of the Board of Management, Head of Human Resources & Logistics – Bank Hapoalim B.M. - 30 Sep 2001 – Aug 2003.

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein.
   Serves as director in the following companies: Isracard, Poalim Express, Poalim Asset Management (Ireland), Poalim Asset Management (U.K.), PAM Holdings, Bank Pozitif

10. He is not a family member of another interested party in the corporation

Sincerely yours,

Bank Hapoalim B.M.

(-)	(-)
Yoram Weissbrem	**Sharona Tamir, Advocate**
Secretary of the Bank	Deputy Secretary of the Bank

G:\WORD\Immediate Reports\13.11.07\Kenan.doc

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Sch. 8

Date: November 13, 2007

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder - UPDATE**
Our letter of October 29, 2007

The date for Mr. Uriel Paz to commence office as Member of the Board of Management, Senior Deputy Managing Director, Head of Retail Banking, has been pre-dated to December 14, 2007, as a result of the approval given by the Bank of Israel. This is instead of the date January 1, 2008 as reported in our earlier letter, the details of which are set out above.

1. Name of the office-holder: ***Uriel Paz*** 2. Date of appointment: ***December 14, 2007 (Approval of the Bank of Israel has been received)***

3. Identity number: ***024496952***

4. Date of birth: ***29 July 1969***

5. Place of residence (as recorded in the Population Registry): ***P.O. Box 510, Kfar Hess***

6. Position to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Retail Banking***

7. Education: ***B.A. – Economics – Tel Aviv University***
M.A. – Economics – Tel Aviv University

8. Business experience during last five years: ***Head of the Sharon Region Management – Bank Hapoalim B.M. – March 2005 – until the date of commencing office as set out in paragraph 6.***
Head of Marketing & Strategic Planning Wing in Retail Banking – Bank Hapoalim B.M. – June 2002 – March 2005.

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein.
Serves as director in Isracard

10. He is not a family member of another interested party in the corporation

Sincerely yours,

Bank Hapoalim B.M.

(-)	(-)
Yoram Weissbrem	**Sharona Tamir, Advocate**
Secretary of the Bank	Deputy Secretary of the Bank

G:\WORD\Immediate Reports\13.11.07\Paz.doc

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 9

Date: November 13, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate report of Bank Hapoalim B.M. (hereinafter: "the Bank") of 27th March, 2007 (Reference No. 347486-01-2007), the Bank is pleased to advise that on 13th November, 2007 (at 02:00 p.m.), Isracard Ltd. and Europay (Eurocard) Israel Ltd. (hereinafter: "Isracard" and "Europay", respectively), subsidiary companies of the Bank, announced that a memorandum in principle was signed with Bank Mizrahi Tefahot Ltd. (hereinafter: "Bank Mizrahi"), the main features of which are as follows:

1. Bank Mizrahi will continue with its presently existing contractual arrangements vis-à-vis Isracard and Europay with regard to customers of Bank Mizrahi becoming part of the credit card arrangements of Isracard and Europay for a period of 10 (ten) years from the date of signature of the memorandum in principle.

2. Isracard, Europay and Bank Mizrahi will conduct accelerated negotiations with one another (with a view to finalizing them before 29th February, 2008) for the replacement of the existing contractual arrangements with a new agreement (for a period of 10 years) for the purpose of issuing credit cards branded "Mizrahi–Tefahot" and establishing operational arrangements and provision of services by Isracard for debit cards to be issued by Isracard and distributed by Bank Mizrahi to its customers (hereinafter: "the New Agreement").

3. It was further agreed that if the New Agreement is signed on or before 29th February 2008, Bank Mizrahi will be entitled to an allotment of 3.6% of ordinary shares of Isracard and Europay, for the New Agreement and the arrangements forming part thereof. If the New Agreement is not signed on or before 29th February, 2008, Bank Mizrahi will be entitled to an allotment of 1.8% of ordinary shares of Isracard and Europay, for extending in time the existing contractual arrangements as set forth in Paragraph 1 above.

   The aforesaid shares will be allotted subject to a customary "right of first refusal" being granted to the Bank (Bank Hapoalim) upon a transfer of shares by Bank Mizrahi to a third party and also subject to a period of embargo, during which Bank Mizrahi would not be permitted to transfer the shares to any third party (except Bank Hapoalim) for a period of one year (such right of first refusal and period of embargo to remain in force so long as the shares of Isracard and/or Europay are not listed for trading on the stock exchange).

4. The memorandum in principle is subject to all of the legal and regulatory requirements so far as there are any.

5. The Board of Directors of the Bank at its meeting held on 13th November, 2007 (at 02:00 p.m.), approved the consent of the Bank to Isracard and Europay effecting the aforesaid allotment to Bank Mizrahi.

Yours faithfully,
Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 10

Date: November 13, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate report which Bank Hapoalim B.M. (hereinafter: **"the Bank"**) published on 9th September, 2007, which deals with the Bank entering into a detailed agreement (**"the Agreement"**) with Bank Mizrahi Tefahot Ltd. (hereinafter: **"Bank Mizrahi"**) for the sale of the Bank's holdings in Bank Yahav for State Employees Ltd. (hereinafter: **"Yahav"**), which constitute 50% of the issued capital of Yahav, the Bank hereby advises that on 13th November, 2007 there was signed an Addendum to the Agreement between the parties, according to which, inter alia, the final date for completing the transaction was deferred to 27th March, 2008 in order to enable by that date the completion of the transaction for the sale of the provident funds of Yahav or controlled by it (**"the Funds"**). It was further agreed that if by that date the sale of the Funds is not completed, the completion date for the transaction would be deferred to 27th June, 2008. In addition, the parties between themselves set the final consideration payable by Bank Mizrahi for the Yahav shares owned by the Bank in accordance with the calculation principles set down in the Agreement, at the sum of NIS 371 million, such that the consideration will no longer be adjusted according to the changes in the capital or the results of Bank Yahav by the time of the completion date (except for any adjustment likely to arise from a distribution of dividend). Furthermore, the Bank will be entitled to receive 50% of the additional shareholders equity which Bank Yahav anticipates as a result of the sale of the Funds.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Yacov Rozen	**Yoram Weissbrem**
Senior Deputy Managing Director	Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 11

Date: November 20, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate reports of 29th October, 2006 and 5th November, 2006, Bank Hapoalim B.M. (hereinafter: "the Bank") hereby announces that all of the conditions precedent for the completion of the acquisition of all of the means of control of Demir Kazakhstan Bank JSC, a bank incorporated and operating in Kazakhstan (hereinafter: "DKB") through Bank Pozitif Kredi Ve Kalkinma Bankasi A.S. (a bank incorporated and operating in Turkey, a subsidiary company of the Bank, in which the Bank holds 57.55%), the first and foremost of which is the receipt of the approvals of the competent authorities in Kazakhstan and Turkey, and the permit of the Governor of the Bank of Israel for the acquisition of DKB and for the control thereof.

The completion of the transaction is expected within the next few days.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Alberto Garfunkel Senior Deputy Managing Director	**Ariel Hasson** Head of Emerging Markets Banking

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Sch. 12

Date: November 21, 2007
Reference: 802/07

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding a resolution to pay dividend**

1. a. We respectfully advise you that at its meeting of November 21, 2007, at 09:00 in the morning, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 403,429,600.

   b. The dividend in the sum of NIS 403,429,600 constitutes 32% on the issued and paid-up share capital of the Bank, namely 32 Agorot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 20%.

   d. The Board of Directors resolved to determine November 27, 2007 as the record date for the purpose of paying the dividend, with the "*ex*" date being November 28, 2007 and the payment date to December 12, 2007.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on November 21, 2007, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Yacov Rozen
Senior Deputy Managing Director
CFO

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Bank Hapoalim B.M.
Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

To:
Securities Authority
www.isa.gov.il

To:
Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *November 21, 2007*, the Board of Directors of the body corporate resolved to distribute a dividend.

2. The dividend amount payable is *NIS 403,429,600*
The dividend is *32%* of the issued and paid-up share capital.

3. Operative date (cum date): *November 27, 2007.*
Ex-date: *November 28, 2007.*
Dividend distribution date: *December 12, 2007.*

4. Tax rate deducted at source.
Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 20% will be deducted from individuals, at source.

5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 8,708,000,000.*

6. Approval process for distribution of the dividend ________________.

7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
	0.32	*NIS*	________________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: ________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on November 21, 2007 at 09:00 in the morning.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Sch. 13

Date: November 21, 2007
Reference: 802/07

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding the Approval of the Financial Statements as at September 30, 2007**

1. We wish to inform you that at its meeting held at 09:00 on November 21, 2007, the Board of Directors of Bank Hapoalim resolved to approve the Financial Statements as at September 30, 2007.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on November 21, 2007, and has been sent to the Bank of Israel and the Registrar of Companies in Israel.

3. Enclosed is a summary of the Financial Statements of the Bank as at September 30, 2007. The full Financial Statements are available upon request, and can be accessed on the Bank's internet site: http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yacov Rozen	**Ofer Levy**
Senior Deputy Managing Director	Senior Deputy Managing Director
CFO	Chief Accountant



November 21, 2007

Highest Quarterly Net Operating Profit In Bank Hapoalim's history

Net Operating Profit for the third quarter of 2007 totaled NIS 826 million, an increase of 15.4% compared to the previous quarter and 43.4% compared to the same quarter last year.

Net Operating Profit for the first nine months of 2007 totaled NIS 2,232 million, compared to NIS 1,859 million in the same period last year, an increase of 20.1%.

- **Net return on equity from regular activity in the third quarter** totaled 18.4% in annual terms, compared to 16.1% in the previous quarter and 13.9% in the same quarter last year.
- **Net return on equity from regular activity for the first nine months of 2007** was 16.1% in annual terms, compared to 14.8% in the same period last year and 14.4% for the year 2006.
- **Net Profit for the third quarter of 2007** totaled NIS 823 million, compared to NIS 1,002 million in the previous quarter and NIS 768 million in the same quarter last year, a decrease of 17.9% and an increase of 7.2%, respectively.
- **Net Return on Equity in the third quarter** totaled 18.3% in annual terms, compared to 23.0% in the previous quarter and 18.8% in the same quarter last year.
- **Net Return on Equity for the first nine months of 2007** was 17.8% in annual terms, compared to 20.9% for the same period in 2006 and 19.4% for the year 2006.
- **Net Interest Income in the third quarter** totaled NIS 2,477 million, compared to NIS 2,053 million in the previous quarter and NIS 2,013 million in the same quarter last year, an increase of 20.7% and 23.1%, respectively.
- The Bank declared a **dividend** of NIS 403 million, representing 32 agorot per NIS 1 par value share. November 27, 2007 is the date of record, November 28, 2007 is the ex-date and December 12, 2007 is the date of payment.

bank hapoalim

Profit and Profitability	For the nine months ended September 30						Change %	
In NIS Millions	**2007**	2006	Change	3Q07	2Q07	3Q06	2Q07	3Q06
Profit from Financing Activity, before provisions	6,370	5,956	7.0	2,477	2,053	2,013	20.7	23.1
Operating and Other Income	3,710	3,744	-0.9	1,207	1,196	1,162	0.9	3.9
Total Income before provisions	10,080	9,700	3.9	3,684	3,249	3,175	13.4	16.0
Provision for Doubtful Debts	522	811	-35.6	139	202	273	-31.2	-49.1
Operating and Other Expenses	5,849	5,610	4.3	2,132	1,868	1,885	14.1	13.1
Operating Profit before taxes	3,709	3,279	13.1	1,413	1,179	1,017	19.9	38.9
Net Operating Profit	2,232	1,859	20.1	826	716	576	15.4	43.4
Net Profit	2,460	2,610	-5.7	823	1,002	768	-17.9	7.2

The Chairman of the Board of Directors, Mr. Dani Dankner, commented:

Bank Hapoalim's net operating profit for the third quarter of 2007 is the highest ever in the history of the Bank. This is a noteworthy achievement, which attests to the Bank's strength and ability to increase profits even in relatively volatile times, such as those we experienced during the last quarter.

Despite the crisis in the U.S. market, the Bank successfully increased profit. We believe that when stability comes back to the market, this will sort itself out over a period of time, markets are still volatile, and since our operations were and are based on a long term strategy, we will be there for the harvesting as well.

The Bank continues to see business development abroad as a key growth engine in order to increase its overall banking activity. I believe that our efforts in this area will come to fruition in the near future.

ROE reached 16.1% in the first nine months of 2007, well in line with our guidance of 15% which was announced at the beginning of the year.

The Board of Directors decided to continue the policy set some time ago of paying out at least 50% of its net profit as dividends to shareholders each quarter. This policy was established in line with the Bank's strategic goal of maximizing shareholder value. Dividend yield for our shareholders remains high and has reached an annualized rate of approximately 6.3%.

I am pleased to conclude that the third quarter results, along with other data, indicate that we are progressing towards realization of the goals outlined in the Bank's multi-year strategic plan.

The CEO of Bank Hapoalim, Mr. Zvi Ziv, commented:

One of the most notable items in the financial statements for the third quarter of 2007 is the impressive 23.1% growth in financing profit year-on-year. This growth is particularly important in view of our strategy to manage the Bank's financial capital more actively, with the aim of achieving growth in financing profit even under conditions of volatility, when risk is naturally greater. The growth attained indicates significant improvement in the management of the Bank's financial capital and in the Bank's ability to take advantage of market opportunities.

The impressive growth in financing profit was achieved in spite the turmoil in the U.S. mortgage market and the specific effect it had on the quarterly results.

I would like to emphasize that the Bank is very liquid in foreign currency. I believe that this fact, together with the quality of the financial assets held by the Bank in the United States, indicates that the decline in value is mostly of a temporary nature.

During the quarter, the volume of the Bank Group's financial activity increased; the volume of retail and corporate credit grew; and the amount of deposits from the public increased. The net profit of our activity in the corporate sector grew in the third quarter by 32.7% compared with the profit in the same quarter last year.

I would also like to mention, with great satisfaction, that our Corporate Area continues to work towards maintaining and strengthening Bank Hapoalim's leading position among clients in the corporate sector. The provision for doubtful debts decreased by 35.6%, from NIS 811 million in the first three quarters of 2006 to NIS 522 million in January-September 2007, indicating the continued improvement in the quality of our credit portfolio.

A key objective of our long-term strategy is to increase the volume, revenues, and profits from our activity overseas, as a share of our overall banking activity. The financial statements indicate growth in profit both at Bank Pozitif in Turkey and at Hapoalim Switzerland.

The increase in the Bank's salary expenses resulted from the provision made in respect of the wage agreement reached with the Bank's employees. In this context, I would like to emphasize the good working relationship and the atmosphere of trust and cooperation between the management of Bank Hapoalim and its employees.

The following are the main highlights of the financial statements:

- **Net Return on Equity** for the first nine months of 2007 was 17.8% in annual terms, compared to 20.9% for the same period in 2006 and 19.4% for the year 2006.
  Net return on equity for third quarter of 2007 was 18.3%, in annual terms, compared to 18.8% in the same quarter in 2006.
- **Net Return on Equity from regular activity** for the first nine months of 2007 was 16.1% in annual terms, compared to 14.8% in the same period in 2006 and 14.4% for the year 2006. Net Return on Equity from regular activity for the third quarter was 18.4% in annual terms compared to 13.9% in the same quarter in 2006.

- **Net Profit from Extraordinary Transactions, after taxes,** for the first nine months of 2007 reached NIS 228 million, mainly as a result of the sale of the Bank's holdings in provident funds (Kovetz) which totaled about NIS 290 million. This profit was offset by the recording of a deferred tax expense related to the sale of Bank Yahav and Bank Massad, totaling NIS 74 million. In the same period last year the profit totaled NIS 751 million stemming mainly from the sales of P.K.N. mutual fund management rights, Bank Otsar Hahayal and the sale of Industrial Buildings.
- **Profit from financing activity, after provisions for doubtful debts,** totaled NIS 5,848 million, in the first nine months of 2007 compared to NIS 5,145 million in the same period last year, an increase of 13.7%.
- **Provisions for doubtful debts** decreased by 35.6% and totaled NIS 522 million in the first nine months of 2007, compared to NIS 811 million in the same period last year.
- The ratio of specific provision for doubtful debts, relative to the overall (balance-sheet) balance of credit to the public at the Group's risk was 0.29% in annual terms, in the first nine months of 2007, compared with 0.53% in the first nine months of 2006 and for the year 2006.
- The ratio of the overall balance of credit to the public (balance-sheet and off-balance sheet) at the Group's risk was 0.16% in the first nine months of 2007, compared with 0.31% in the same period last year and 0.30% in the year 2006.
- **Operating and other expenses** totaled NIS 5,849 million, in the first nine months of 2007 compared to NIS 5,610 million in the same period in 2006, an increase of 4.3%.

Main developments in the first nine months of 2007 compared to the same period last year:

- **Profit from financing activity before provision for doubtful debts** increased. The growth resulted mainly from the measurement of profit and loss in derivative instruments on a fair-value basis, in contrast to measuring results of balance-sheet financial activity on an accrual basis and especially from the volatility in the CPI-linked interest rates during the period. In addition, financing income from financial capital invested in the various linkage segments increased, an increase in the financing profits of Bank Pozitif, which was consolidated for the first time in the reporting period and growth in the volume of the Bank Group's finance activity. All these were offset by the cessation of consolidation of Bank Otsar Hahayal in the same period last year.
- A decrease in the provision for doubtful debts that reflects the continued improvement of the Bank's loan portfolio. The decrease occurred mainly in the construction and real estate, financial services and hotels sectors, as a result of an improvement in the repayment capability of borrowers. Conversely, provisions increased in the industry and private individuals sectors.
- A decrease in the overall credit risk due to problematic borrowers, in most economic sectors, as a result of the improvement in the domestic economic indicators, including an increase in the business sector GDP, which led to improved conditions for borrowers.
- A decrease in Operating and other income mainly due to a decrease in mutual fund and provident fund management fees. The decrease was offset by continued growth in commissions from securities activity and an increase in the contribution of credit card companies, due to increased volumes of activity in both areas.

- Operating and other expenses increased, as a result of the implication of the signing of a wage agreement, which led to an expense in the amount of NIS 145 million, for ranking and seniority costs within salaries and promotion of employees, the effect of the first time consolidation of results of the acquisition of Bank Pozitif, and also an increase in costs related to marketing, advertising and professional services.

Development of Balance Sheet Items

- The consolidated balance sheet totaled NIS 301.9 billion on September 30, 2007, compared to NIS 282.9 billion on December 31, 2006, an increase of 6.7%.
- Shareholder's equity totaled NIS 19.2 billion on September 30, 2007, compared to NIS 18.2 billion at the end of 2006, an increase of 5.1%.
- Credit to the Public totaled NIS 198.9 billion an increase of 6.7% compared to the end of 2006.
- Deposits from the Public totaled NIS 231.9 billion an increase of 6.9% compared to the end of 2006.
- The ratio of capital to risk assets was 10.33%, compared with 10.53% at the end of 2006. The ratio of tier-1 capital to risk assets was 7.42%, versus 7.41% at the end of 2006.

Segments of activity

The Group operates in Israel and abroad, providing a broad range of banking and financial services to its customers, and engages in investments, primarily in Israel, in the areas of insurance and real estate, by means of equity-based investee companies.
The Group's activity is managed through six sectors of activity.

The following is a summary of the development of net profit, by segments of activity:

Net Operating Profit In NISMillions	For the nine months ended September 30			For the three months ended September 30		
	2007	2006	Change	2007	2006	Change
Households Segment	207	273	-24.2	48	95	-49.5
Private Banking Segment	324	353	-8.2	85	83	2.4
Small Business Segment	160	150	6.7	46	50	-8.0
Commercial Segment	90	54	66.7	31	17	82.4
Corporate Segment	795	600	32.5	211	159	32.7
Financial Mgmt. Segment	598	386	54.9	392	154	154.5
Others and Adjustments	58	43	34.9	13	18	-27.8
Total	2,232	1,859	20.1	826	576	43.4

For further information please contact the Bank's Spokesperson:
Bank Hapoalim B.M., Yehuda Halevi 63, Tel Aviv 65781, Israel
Tel: +972-3-567-3635 Fax: +972-3-567-3500
spokesperson@bnhp.co.il

bank hapoalim

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 22/11/2007
Reference: 2007-01-451612

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *21/11/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,936,126	7.53	7.53	7.44	7.44

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 261,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *94,504,026*
Change in Quantity of Securities: *432,100*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 69,021,110 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 15

Date: November 22, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate reports of 29th October, 2006, 5th November, 2006 and 20th November, 2007, Bank Hapoalim B.M. (hereinafter: "the Bank") hereby announces that on 21st November, 2007 at 04:33 p.m., BankPozitif Kredi ve Kalkinma Bankasi A.S., a bank incorporated and operating in Turkey, a subsidiary company of the Bank, in which the Bank holds 57.55% (hereinafter: "Bank Pozitif") completed the transaction of purchasing the entire means of control of Demir Kazakhstan Bank JSC, a bank incorporated and operating in Kazakhstan (hereinafter: "DKB").

By way of consideration for the purchase, Bank Pozitif paid the sum of approximately 55 million dollars. Following the completion of the transaction, adjustments to the price paid will be made between the parties by reference to the profit and expenses accumulated in DKB up to the completion date (an amount estimated at the moment at approximately 1 million dollars to be paid to the vendor). The number of shares purchased amounts to 44,220 shares, which represent all of the issued capital of DKB as of the completion date of the transaction.

The shareholders' equity of DKB, as at the end of the third quarter of this year, amounts to 25 million dollars (an amount which includes capital in the sum of 10 million dollars injected by its previous owners in the course of the second quarter of 2007). It is the intention of Bank Pozitif to increase the shareholders equity of DKB to 40 million dollars after the purchase.

It is the intention of the Bank and C Faktoring, the shareholders of Bank Pozitif, to inject capital into Bank Pozitif in line with the amount of the purchase price of DKB (subject to adjustments) in relative proportion to their holdings in order to finance the purchase of this bank. Prior to any adjustments having been made, it follows that the Bank's share of the injection into Bank Pozitif amounts to approximately 32 million dollars.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Alberto Garfunkel	**Ariel Hasson**
Senior Deputy Managing Director	Head of Emerging Markets Banking

082-34955

Bank Hapoalim | Condensed Financial Statement as at September 30, 2007



bank hapoalim

Contents

Board of Directors' Report on the Financial Statements
As at September 30, 2007

At the meeting of the Board of Directors held on November 21, 2007, it was resolved to approve and publish the consolidated unaudited financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period of January-September 2007.

The following are details of the principal developments and changes that occurred during the reporting period:

Economic Activity

The Israeli economy continued to post positive performance in the third quarter, and so far the crisis in the American and global credit markets seems to have caused almost no damage to economic activity. The economy's strong performance was reflected in many of the economic indicators: rapid GDP growth, led by the business sector; a large surplus in the current account of the balance of payments; a low government deficit; a continued decrease in the ratio of public debt to GDP; and the low inflation rate. Growth appears to be well balanced, with increases in private consumption, exports, and investments. Based on these trends, GDP growth for the year can be estimated at more than 5%, with approximately 6% growth in the business product. In our opinion, the streamlining processes and reforms implemented in the economy and the impressive improvement in its financial stability will allow growth to continue at a high rate next year as well. Labor productivity in the business sector has steadily improved, alongside impressive growth in the employment rate. The workforce participation rate has risen substantially, but unemployment remains relatively high, at 7.6%; in this respect, there is still potential for additional improvement in employment.

So far, the economy's growth during the current business cycle has mainly been based on the expansion of the global economy. Most estimates currently indicate that global growth will slow somewhat next year; in particular, deceleration of growth is expected in the American economy. The Israeli economy is highly exposed to these developments; because exports to the U.S., primarily of technological equipment, comprise about 12% of the GDP. Furthermore, a large part of foreign investments in the Israeli economy originate in the U.S. We believe the economy's growth today is strongly supported by an increase in private consumption and in investments, so that the global slowdown should not impair its growth much. However, if it emerges that the damage to the global economy in general and to the American economy in particular is more significant, the effect on the local economy is likely to be considerable.

Developments in the Global Economy

The U.S. subprime market crisis and its ramifications for credit markets in general were at the center of attention during the quarter. The U.S. residential construction industry is suffering shrinking activity levels and falling prices, though at a moderate rate so far. The industry's condition, and, especially, the increase in short-term interest rates during the monetary tightening applied by the Fed, greatly increased the default rate among subprime mortgage borrowers. Concerns over deterioration led to an increase in credit spreads in other industries as well, particularly in finance. The effects of the crisis were readily apparent in credit markets outside the U.S. as well, leading to a wave of price declines in capital markets. Central banks in the U.S. and in Europe responded with a large injection of liquidity, and in September the interest rate in the U.S. was reduced by 50 basis points to 4.75% and by 25 basis points at the end of October to 4.5%. In Europe, where pre-crisis forecasts predicted a rise in the interest rate, the rate remained unchanged at 4%. These processes, as well as data indicating that the U.S. crisis is still concentrated in the housing industry, succeeded in stabilizing the financial markets, although interbank rates remain high relative to past levels.

Growth forecasts for the global economy next year were adjusted downward slightly, to 4.5%, from approximately 5% prior to the crisis. Growth rates were mainly tempered in the developed countries, whereas in the emerging economies rapid growth continues. The more moderate growth also eased inflationary pressures, allowing the Fed's rate cut, as noted. At the same time, global commodity prices continued to break records, with the price of oil reaching USD 86 per barrel at the end of October.

Inflation and Exchange Rates

The consumer price index rose by 1.3% in the third quarter and by 2.3% from January to September. The increase in the rate of inflation during the third quarter was mainly influenced by the depreciation of the shekel in June and July, which mostly affected the housing item, and by the global rise in prices of raw materials. In September the CPI decreased by 0.5%, mostly due to appreciation of the shekel.

The shekel, which weakened substantially against the dollar in June and July, strengthened by 5.6% in the third quarter. From January to September, the shekel appreciated by 5.0% against the dollar and by 2.3% against the euro. Basic economic conditions remain favorable; particularly notable is the large surplus in the current account of the balance of payments.

Fiscal and Monetary Policy

Fiscal conditions continue to be better than planned, as a result of the increase in tax collection. The budget surplus from January to September totals NIS 7.7 billion and the annual deficit is likely to be substantially lower than the target of 2.9% of GDP.

The Bank of Israel interest rate rose during the quarter, from 3.5% in July to 4.0% in September, and remained at the same level in October and November. Concerns over a rising rate of inflation, against the backdrop of rapid economic growth, led the decision to raise the interest rate by 0.25% each in August and September, to 4%. In October and November the interest rate remained at 4%, with the shekel gaining strength again and the U.S. interest rate lowered by a total of 0.75%. The interest spread against the U.S. has contracted to 0.5%.

Financial and Capital Markets

Developments in the capital market in the third quarter were influenced by the volatility in global capital markets. The TA-100 index fell by 13% in July-August from its peak in July, but rose again in September, in line with the global trend, and remained unchanged overall in the third quarter. The index rose by 20.5% from January to September. The bond market showed a mixed trend during the third quarter; the CPI-linked government-bond index decreased by 1%, while the unlinked bond index rose by just 0.6%. Long-term CPI-linked bond yields increased, with the 8-year bond trading at a yield to maturity of 3.7% in September. Unlinked bond (Shahar) yields also rose, with the 10-year bond trading at a yield of 6.0% in September.

Data regarding changes in the consumer price index and in exchange rates are set out below:

	For the three months ended September 30		For the nine months ended September 30		For the year
	2007	2006	**2007**	2006	2006
	In percent				
Rate of increase (decrease) in "known" CPI	**2.5**	0.2	**2.8**	1.5	(0.3)
Rate of decrease in USD exchange rate	**(5.6)**	(3.1)	**(5.0)**	(6.5)	(8.2)
Rate of decrease in CHF exchange rate	**(0.6)**	(4.5)	**(1.1)**	(1.7)	(0.9)
Rate of increase (decrease) in EUR exchange rate	**(0.4)**	(3.3)	**2.3**	0.2	2.2

Forward-Looking Information

The information contained in this report with regard to the description of the Bank's business, its financial status, and the results of its operations may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe," "aim," "expect," "plan," "should," "estimate," "forecast," and similar expressions indicate forward-looking information. This information reflects the Bank's current viewpoint with regard to future events, based on estimates, and is therefore subject to risks and uncertainty, as well as to the possibility that such estimates may not materialize at all or may only partially materialize.

Profit and Profitability

The net profit of the Bank Group totaled NIS 2,460 million in the first nine months of 2007, compared with NIS 2,610 million in the same period last year, a decrease of 5.7%.

Net return on equity[(1)] amounted to 17.8%, in annualized terms, in the first nine months of 2007, compared with 20.9% in the same period last year and 19.4% in the whole of 2006.

Net operating profit totaled NIS 2,232 million, compared with NIS 1,859 million in the same period last year, an increase of 20.1%.

Net return of operating profit on equity[(1)] reached 16.1%, in annualized terms, in the first nine months of 2007, compared with 14.8% in the same period last year and 14.4% in the whole of 2006.

Set out below are the changes in profitability for the period of January-September:

	2007	2006	Change	
		NIS millions		%
Net operating profit	**2,232**	1,859	373	20.1
Net profit from extraordinary transactions, after taxes	**228**	751	(523)	(69.6)
Net profit	**2,460**	2,610	(150)	(5.7)

The decrease in the Group's net profit in the first nine months of 2007, compared with the same period last year, resulted mainly from the following factors:

1. An increase of NIS 239 million in operating and other expenses.

2. An increase of NIS 37 million in provisions for taxes.

3. A decrease of NIS 523 million in net profit from extraordinary transactions.

However, the following factors had the effect of increasing net profit:

1. An increase of NIS 414 million in profit from financing activity before provision for doubtful debts.

2. A decrease of NIS 289 million in the provision for doubtful debts.

Net profit in the third quarter of the year totaled NIS 823 million, compared with NIS 768 million in the same period last year, an increase of 7.2%.

Net return on equity amounted to 18.3%, in annualized terms, in the third quarter, compared with 18.8% in the same quarter last year.

Net operating profit totaled NIS 826 million in the third quarter of 2007, compared with NIS 576 million in the same period last year, an increase of 43.4%.

Net return of operating profit on equity reached 18.4%, in annualized terms, in the third quarter, compared with 13.9% in the same period last year.

(1) In accordance with the directives of the Supervisor of Banks, as of 2007, the method of calculating return on equity has changed, so that the calculation is based on average capital. Until the change, return on equity was calculated based on shareholders' equity at the beginning of the year, plus weighted proceeds of issued capital. Comparative data included in the report have been restated.

Set out below are the changes in profitability in the third quarter:

	2007	2006	Change	
		NIS millions		%
Net operating profit	**826**	576	250	43.4
Net profit (loss) from extraordinary				
transactions, after taxes	**(3)**	192	(195)	
Net profit	**823**	768	55	7.2

The increase in the Group's net profit in the third quarter of the year, compared with the same quarter last year, resulted mainly from the following factors:

1. An increase of NIS 464 million in profit from financing activity before provision for doubtful debts.

2. A decrease of NIS 134 million in the provision for doubtful debts.

3. An increase of NIS 45 million in operating and other income

However, the following factors had the effect of reducing net profit:

1. An increase of NIS 247 million in operating and other expenses.

2. An increase of NIS 104 million in the provision for taxes.

3. A decrease of NIS 195 million in net profit from extraordinary transactions.

Developments in Income and Expenses

Profit from financing activity before provision for doubtful debts totaled NIS 6,370 million in the first nine months of 2007, compared with NIS 5,956 million in the same period last year, an increase of 7.0%.

The following are the principal causes of the increase in profit from financing activities in the first nine months of 2007:

- An increase of NIS 166 million stemming from the measurement of profit and loss in derivative instruments on a fair-value basis, in contrast to measuring results of balance-sheet financial activity on an accrual basis. Changes in interest rates during the period caused volatility in the gap stemming from the measurement of balance-sheet financial activity on an accrual basis in contrast to measuring derivatives on a fair-value basis, between periods in 2007. Profit totaled NIS 162 million in the first nine months of 2007. A loss in the amount of NIS 178 million was recorded in the first half of 2007; while, profits of NIS 340 million were recorded in the third quarter of 2007, mainly due to the volatility of the interest rate in the CPI-linked segment.
- An increase of NIS 121 million in financing income from financial capital invested in the various linkage segments, mainly due to an increase of 2.8% in the known CPI during the period of January-September 2007, versus an increase of 1.5% in the same period last year.
- An increase of NIS 220 million resulting from the financing profits of Bank Pozitif, which was consolidated for the first time in the reporting period.
- An increase of NIS 216 million as a result of an increase in the volume of the Bank Group's financial activity. This increase does not include changes in the volume of activity arising from Bank Otsar Hahayal and Bank Pozitif.

On the other hand:

- A decrease of NIS 252 million due to the cessation of consolidation of Bank Otsar Hahayal, the results of which were included in the same period last year.
- A decrease of NIS 113 million in the results from bond activity as a result of an expense of NIS 63 million, compared to a profit of NIS 50 million in the same period last year.

Profit from financing activity totaled NIS 2,477 million in the third quarter of the year, compared with NIS 2,013 million in the same period last year, an increase of 23.1%.

The following are the principal causes of the increase in profit from financing activities in the third quarter of 2007, compared with the same quarter last year:

- The significant increase in profit in the third quarter of 2007 resulted from profit in the amount of NIS 340 million arising from the difference between the measurement of profit and loss in derivative instruments on a fair-value basis and the measurement of the results of balance-sheet financial activity on an accrual basis, as noted above.
- An increase of NIS 229 million in financing income from financial capital invested in the various linkage segments, especially due to an increase of 2.5% in the known CPI during the third quarter of 2007, versus 0.2% in the same period last year.
- An increase of NIS 80 million resulting from financing profits of Bank Pozitif whose results were consolidated for the first time in the beginning of 2007.

On the other hand:

- A decrease of NIS 80 million due to the cessation of consolidation of Bank Otsar Hahayal whose results were included in the same quarter last year.
- A decrease of NIS 144 million in the results from bond activity as a result of an expense of NIS 118 million mainly due to the decline in the value of investments in the Bank's U.S. branches compared with a profit in the amount of NIS 26 million in the same period last year.
  See also "The Bank's activity in the United States".

The overall interest spread stood at 1.41% in the first nine months of 2007, compared with 1.35% in the same period last year.

The overall interest spread stood at 1.97% in the third quarter of 2007, compared with 1.46% in the same period last year. The increase in the overall interest spread mainly resulted from an increase in the interest spread in the CPI-linked segment which stood at 3.94% compared to 0.95% in the same period last year, an increase mainly arising from the difference between the measurement of profit and loss in derivative instruments on a fair-value basis and the measurement of the results of balance-sheet financial activity on an accrual basis, as noted above.

Set out below is the contribution to profit from financing activity of the different linkage segments:

	For the nine months ended September 30					
	2007			2006		
	Volume of activity	Contribution to profit, including effect of derivatives		Volume of activity	Contribution to profit, including effect of derivatives	
	%	NIS millions	%	%	NIS millions	%
Israeli currency:						
Unlinked	**31.5**	**2,800**	**44.0**	27.6	2,812	47.2
CPI-linked	**12.4**	**1,077**	**16.9**	13.3	803	13.5
Foreign currency (including f.c. linked)	**56.1**	**1,702**	**26.7**	59.1	1,253	21.0
Other derivative financial instruments, net (non-ALM)	**-**	**25**	**0.4**	-	238	4.0
Other financing income, net	**-**	**766**	**12.0**	-	850	14.3
Total	**100.0**	**6,370**	**100.0**	100.0	5,956	100.0

Set out below is the development of financing profit by principal segments of activity:

	For the nine months ended September 30			For the three months ended September 30		
	2007	2006	Change	**2007**	2006	Change
	NIS millions		%	NIS millions		%
Households Segment	**1,512**	1,545	(2.1)	**529**	538	(1.7)
Private Banking Segment	**1,032**	1,040	(0.8)	**343**	337	1.8
Small Business Segment	**775**	768	0.9	**257**	256	0.4
Commercial Segment	**359**	370	(3.0)	**122**	123	(0.8)
Corporate Segment	**1,739**	1,592	9.2	**533**	490	8.8
Financial Management Segment	**953**	641	48.7	**693**	269	157.6
Total	**6,370**	5,956	7.0	**2,477**	2,013	23.1

The provision for doubtful debts was made on a conservative basis, with due regard for assessments of the risks inherent in the credit portfolio. The provision for doubtful debts totaled NIS 522 million in the first nine months of 2007, compared with NIS 811 million in the same period last year, a decrease of 35.6%.

The decrease in provisions in the first nine months of 2007 as compared to the same period last year mainly occurred in the construction and real estate sector, the business services sector, and the hotel sector, as a result of an improvement in the repayment capability of borrowers. On the other hand, provisions increased in the industry sector and for private individuals.

In the third quarter, the provision for doubtful debts totaled NIS 139 million, compared with NIS 273 million in the same period last year, a decrease of 49.1%, as a result of a decrease in the provision for doubtful debts in the construction and real estate sector and in the financial services sector. On the other hand, provisions increased in the industry sector and for private individuals.

With regard to the components of the specific provision for doubtful debts, see Appendix B to the Condensed Financial Statements.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

	For the nine months ended September 30			For the three months ended September 30		
	2007	2006	Change	**2007**	2006	Change
	NIS millions		%	NIS millions		%
Households Segment	**133**	92	44.6	**44**	30	46.7
Private Banking Segment	**21**	16	31.3	**8**	2	300.0
Small Business Segment	**123**	165	(25.5)	**24**	55	(56.4)
Commercial Segment	**93**	133	(30.1)	**26**	46	(43.5)
Corporate Segment	**152**	405	(62.5)	**37**	140	(73.6)
Total	**522**	811	(35.6)	**139**	273	(49.1)

Set out below is the quarterly development of the provision for doubtful debts:

	2007			2006			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
				NIS millions			
Specific provision	**78**	162	200	243	260	244	248
Supplementary provision	**61**	40	(19)	(68)	13	52	(6)
Total	**139**	202	181	175	273	296	242
Rate of specific provision out of total credit to the public:							
Balance sheet*	**0.16%**	0.34%	0.43%	0.52%	0.55%	0.50%	0.51%
Balance sheet and off-balance sheet*	**0.09%**	0.19%	0.24%	0.29%	0.31%	0.29%	0.31%

* Annualized.

The ratio of the specific provision for doubtful debts to the balance of (balance-sheet) credit to the public at the Bank Group's risk reached 0.29%, in annualized terms, in the first nine months of 2007, compared with 0.53% in the same period last year and in the whole of 2006. The ratio to the overall balance of (balance-sheet and off-balance-sheet) credit risk to the public reached 0.16% in the first nine months of 2007, compared with 0.31% in the same period last year and 0.30% in the whole of 2006. The supplementary provision for doubtful debts, which is performed for unidentified risks in customer indebtedness portfolios, increased by a total of NIS 82 million in the first nine months of 2007, compared with an increase of NIS 59 million in the same period last year. The balance of the supplementary provision for doubtful debts totaled NIS 528 million on September 30, 2007. The balance of the general provision totaled NIS 694 million on September 30, 2007.

Profit from financing activity after provision for doubtful debts totaled NIS 5,848 million in the first nine months of 2007, compared with NIS 5,145 million in the same period last year, an increase of 13.7%.

Operating and other income totaled NIS 3,710 million in the first nine months of 2007, compared with NIS 3,744 million in the same period last year, a decrease of 0.9% which resulted mainly from the cessation of consolidation of Bank Otsar Hahayal with its sale at the end of the third quarter of 2006. In the first nine months of 2006, the contribution of Bank Otsar Hahayal to the income totaled NIS 123 million. Neutralizing the income of Otsar Hahayal, the income increased by 2.5%.

In the third quarter, this income totaled NIS 1,207 million, compared with NIS 1,162 million in the same period last year, an increase of 3.9%, mainly resulting from an increase in income from securities and credit cards.

Income from capital market activity decreased by 2.1% in the first nine months of 2007 and totaled NIS 1,213 million, compared with NIS 1,239 million in the same period last year. Most of the decrease resulted from mutual fund management fees, which totaled NIS 33 million, compared with NIS 209 million in the same period last year, a decrease of 84.2%, due to the completion of the sale of mutual-fund management rights, during 2006. Income from mutual fund management fees collected by the Bank in 2007 originated from activity at the Bank's subsidiaries abroad. In addition, in the first nine months of 2007, the Bank recorded income from mutual fund distribution fees totaling NIS 105 million, compared with NIS 57 million in the same period last year.

Income from provident fund management fees totaled NIS 261 million in the first nine months of 2007, compared with NIS 304 million in the same period last year, a decrease of 14.1%, mainly due to the sale of some of the Bank's provident funds.

Income from fees for securities activity totaled NIS 806 million, compared with NIS 669 million in the same period last year, an increase of 20.5%, as a result of an increase in the volume of activity.

Investments in shares contributed a net profit of NIS 174 million in the first nine months of 2007, compared with a net profit of NIS 180 million in the same period last year. Most of the profit in both periods originated from dividend income from shares held in receivership, which, based on the directives of the Supervisor of Banks, are included in the Bank's securities portfolio. In addition, a profit was also recorded from the redemption of Mastercard shares.

Operating and other income not derived from capital market activity and investment in shares totaled NIS 2,323 million in the first nine months of 2007, compared with NIS 2,325 million in the same period last year.

Account management fees decreased in the amount of NIS 28 million and income from handling credit and preparing contracts decreased in the amount of NIS 23 million, since high income was recorded in the first quarter of 2006 deriving from the establishment of new credit facilities in accordance with Proper Conduct of Banking Business Directive No. 325.

The contribution of credit card companies to the operating income of the Bank Group (before deduction of expenses relating to this activity), increased and totaled NIS 928 million, compared with NIS 850 million in the same period last year, an increase of 9.2%, which resulted from an increase in the volume of activity.

Operating and other expenses totaled NIS 5,849 million in the first nine months of 2007, compared with NIS 5,610 million in the same period last year, an increase of 4.3%. In the third quarter of 2007, expenses totaled NIS 2,132 million, compared with NIS 1,885 million in the same period last year, an increase of 13.1%.

Salary expenses totaled NIS 3,565 million in the first nine months of 2007, compared with NIS 3,391 million in the same period last year, an increase of 5.1%. The increase resulted from the effect of the wage agreement, which led to an expense in the amount of NIS 145 million, for ranking and seniority costs within salaries and promotion of employees, and the effect of the first time consolidation of results of Bank Pozitif. This increase was offset by the sale of the Bank's holdings in Bank Otsar Hahayal, the results of which were included in the same period last year.

In October 2007, understandings were reached between the Bank's Board of Management and the Bank's Workers' Union with regard to workers' terms of employment. These understandings are intended to cover all payment to employees for the years 2005 to 2012.

Pursuant to these understandings, the Bank paid its employees a one-time bonus in the amount of one monthly salary on November 1, 2007. An additional bonus in the amount of one monthly salary will be paid to employees on January 1, 2009.

Employees' combined wages will rise by 3.5% as of January 1, 2008 and by an additional 2.5% as of January 1, 2010. As part of the understandings, agreements reached between the Bank's Board of Management and the Bank's Workers' Union in March 2004 with regard to the option plan for Bank employees, the method and scope of ranking, the pace of promotions, the seniority mechanism, and the annual bonus will be extended and will be in effect until the end of 2012. Option allocation to employees in the three years from 2010 to 2012 is subject to approval by the Board of Directors of the Bank.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 951 million, similar to the same period last year.

Other expenses totaled NIS 1,333 million, compared with NIS 1,271 million in the same period last year, an increase of 4.9%, due to an increase in fee expenses and Isracard payments to banks who are members of the Isracard arrangement and due to the cessation of consolidation of Bank Otsar Hahayal.

The coverage rate of operating and other expenses by operating and other income reached 63.4%, compared with 66.7% in the same period last year and 67.6% in the whole of 2006.

The Cost-Income ratio, calculated according to the ratio of operating and other expenses to profit from financing activity before provision for doubtful debts and operating and other income, reached 58.0%, compared with 57.8% in the same period last year and 58.9% in the whole of 2006.

In the third quarter of the year, operating and other expenses totaled NIS 2,132 million, compared with NIS 1,885 million in the same period last year, an increase of 13.1%. Most of the increase resulted from the "Salaries and Related Expenses" item, mainly due to the effects of the wage agreement signed, in the amount of NIS 145 million and also from an increase in expenses related to legal claims and customer damages.

Operating profit before taxes totaled NIS 3,709 million, compared with NIS 3,279 million in the same period last year, an increase of 13.1%.

In the third quarter, this profit totaled NIS 1,413 million, compared with NIS 1,017 million in the same period last year, an increase of 38.9%.

The provision for taxes on operating profit totaled NIS 1,489 million in the first nine months of 2007, compared with NIS 1,452 million in the same period last year. The effective tax rate as a percentage of total operating profit before taxes reached 40.1%, compared to the statutory tax rate of 38.5%.

In September 2007, the Ministry of Finance issued the Income Tax Law (Inflation Adjustments) (Amendment) Memorandum, 5768-2007. The memorandum indicates that the Finance Ministry intends to cancel the Income Tax Law (Inflation Adjustments), 5745-1985, due to the decrease in inflation rates in Israel in recent years.

The memorandum essentially states that the effects of changes in the Consumer Price Index as of January 1, 2008 will not be included in the calculation of taxable income for income tax purposes. According to the Bank's estimates, in the event that a law is enacted based on the principles of the memorandum described above, the Bank's tax expenses in future years will grow such that every 1-percent increase in the Consumer Price Index will cause an increase of approximately NIS 50 million in tax expenses, in comparison to tax expenses before the cancellation of the law.

Operating profit after taxes totaled NIS 2,220 million in the first nine months of 2007, compared with NIS 1,827 million in the same period last year, an increase of 21.5%.

In the third quarter, this profit totaled NIS 852 million, compared with NIS 560 million in the same period last year, an increase of 52.1%.

The Bank's share in the net operating profit of equity-basis investees after taxes totaled NIS 127 million in the first nine months of 2007, compared with NIS 81 million in the same period last year. The majority of the contribution to profit stemmed from Clal Insurance Enterprises Holdings, which contributed NIS 95 million, compared with NIS 47 million in the same period last year. The improvement in the contribution of Clal Insurance Enterprises Holdings resulted from profits from the issue of a subsidiary and from the effect of a change in the treatment of special risks reserves by insurance companies which was offset as a result of a loss in the third quarter of 2007.

Minority interests' share in net operating profits after taxes of consolidated companies totaled NIS 115 million in the first nine months of 2007, compared with NIS 49 million in the same period last year, an increase of 134.7%, stemming from the minority interests' share in profits of Bank Pozitif, which were consolidated for the first time in the reporting period.

Net operating profit totaled NIS 2,232 million in the first nine months of 2007, compared with NIS 1,859 million in the same period last year, an increase of 20.1%.

In the third quarter, net operating profit totaled NIS 826 million, compared with NIS 576 million in the same period last year, an increase of 43.4%.

Net profit from extraordinary transactions after taxes amounted to NIS 228 million in the first nine months of 2007, due mainly to profit from the sale of provident funds in the amount of NIS 290 million, which was offset by the recording of expenses for deferred taxes related to the anticipated realization of the investments in Bank Yahav and Bank Massad, in the amount of NIS 74 million. In the same period of 2006, this profit totaled NIS 751 million, mainly due the sale of management rights of P.K.N. mutual funds, the sale of shares of Bank Otsar Hahayal, and the sale of shares of Industrial Buildings.

Net profit of the Bank Group totaled NIS 2,460 million in the first nine months of 2007, compared with NIS 2,610 million in the same period last year, a decrease of 5.7%.

In the third quarter of 2007, net profit totaled NIS 823 million, compared with NIS 768 million in the same period last year, an increase of 7.2%.

Net profit per share amounted to NIS 1.95 in the first nine months of 2007, compared with NIS 2.07 in the same period last year.

Set out below are details regarding return on equity, in annualized terms (in percent):

	For the nine months ended September 30	
	2007	2006
Net return of operating profit on equity	**16.1%**	14.8%
Net return on equity	**17.8%**	20.9%

	2007			2006				
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	FY 2006
Net return of operating profit on equity	**18.4%**	16.1%	16.0%	15.0%	13.9%	16.2%	15.7%	14.4%
Net return on equity	**18.3%**	23.0%	14.6%	17.8%	18.8%	16.2%	31.3%	19.4%

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 301.9 billion, compared with NIS 282.9 billion at the end of 2006, an increase of 6.7%.

Set out below are the developments in the main balance sheet items:

	September 30, 2007	December 31, 2006	Change	
		NIS millions		%
Total balance sheet	**301,899**	282,864	19,035	6.7
Credit to the public	**198,925**	186,463	12,462	6.7
Cash on hand and deposits with banks	**39,798**	39,750	48	0.1
Securities	**49,026**	44,456	4,570	10.3
Deposits from the public	**231,922**	217,004	14,918	6.9
Bonds and subordinated notes	**18,402**	18,384	18	0.1
Shareholders' equity	**19,157**	18,233	924	5.1

Off-Balance Sheet Activity

Set out below are the developments in the balance of off-balance sheet monetary assets of the Bank Group's customers(1):

	September 30, 2007	December 31, 2006	Change	
		NIS millions		%
Mutual funds*(2)	**45,683**	44,449	1,234	2.8
Provident funds and advanced study funds**(2)	**101,402**	96,432	4,970	5.2
Customers' securities portfolios	**441,663**	379,102	62,561	16.5
Total(1)	**588,748**	519,983	68,765	13.2

* Upon completion of the sale of all mutual fund management rights, these balances reflect Bank customers' holdings in mutual funds.

** Includes assets of provident funds managed by the Bank Group which are designated for sale, in the amount of NIS 46,656 million, as noted in the Capital Market Activity section below.

(1) Including customers' assets for which the Bank Group provides management, operation, and safekeeping services.

(2) For further details regarding the sale of provident and mutual fund management rights, see Note 4 to the Condensed Financial Statements.

Credit to the public as at September 30, 2007 amounted to NIS 198.9 billion, compared with NIS 186.5 billion at the end of 2006, an increase of 6.7%.

Credit to the construction and real estate sector increased by 12.4%, the increase in the overall credit risk to this sector was also influenced by the increase in the off-balance sheet credit risk and in general from guarantees and obligations to grant credit.

Credit to the financial services sector also increased by 7.7%, while the overall credit risk to this sector increased by 23.4% to a total of NIS 74.0 billion. The increase was influenced by the increase in the off-balance sheet credit risk and investments in bonds.

Set out below is the development of overall credit risk* to the public, by principal sectors of the economy:

	September 30, 2007		December 31, 2006		
	Overall credit risk to the public	Percent of total	Overall credit risk to the public	Percent of total	Rate of change
Economic Sectors	NIS millions	%	NIS millions	%	%
Agriculture	**1,753**	**0.5**	1,535	0.4	14.2
Industry	**43,563**	**11.4**	44,539	12.8	(2.2)
Construction & real estate	**57,409**	**15.0**	48,012	13.8	19.6
Electricity & water	**5,737**	**1.5**	6,535	1.9	(12.2)
Commerce	**23,116**	**6.0**	20,443	5.9	13.1
Hotels, hospitality & food services	**8,641**	**2.3**	7,767	2.2	11.3
Transportation & storage	**8,386**	**2.2**	8,460	2.4	(0.9)
Communications & computer services	**7,679**	**2.0**	7,092	2.0	8.3
Financial services	**74,006**	**19.3**	59,949	17.3	23.4
Business & other services	**14,234**	**3.7**	12,301	3.5	15.7
Public & community services	**10,120**	**2.6**	9,681	2.8	4.5
Private individuals - housing loans	**43,918**	**11.5**	39,854	11.5	10.2
Private individuals - other	**79,498**	**20.8**	76,696	22.1	3.7
Other debtors in respect of credit cards	**4,881**	**1.3**	4,366	1.3	11.8
Total	**382,941**	**100.0**	347,230	100.0	10.3

* Including off-balance-sheet credit risk, investments in bonds by the public, assets arising from derivative instruments executed with the public as the counter-party and from securities which were borrowed or bought under agreements to resell and were executed with the public as the counter-party.

Securities held by the Bank Group totaled NIS 49.0 billion, compared with NIS 44.5 billion at the end of 2006, an increase of 10.3%, which mainly resulted from an increase in the investment in Mortgage-Backed Securities (MBS) by about NIS 2.7 billion (USD 800 million) and commercial paper (CP) in the amount of about NIS 1.2 billion (USD 400 million).

See also "The Bank's activity in the United States".

Total deposits amounted to NIS 242.7 billion, compared with NIS 227.3 billion at the end of 2006. These deposits include deposits from the public, deposits from the government, and deposits from the Bank of Israel and other banks.

Deposits from the public totaled NIS 231.9 billion, compared with NIS 217.0 billion at the end of 2006, an increase of 6.9%. The increase in the balance of deposits from the public mainly stemmed from an increase of NIS 8.6 billion in the balances of the Bank's corporate activity in Israel, from an increase of NIS 2.3 billion in balances of the Bank's retail activity in Israel and from an increase of NIS 1.8 billion in deposits from the public balances in branches and subsidiaries abroad.

Bonds and subordinated notes totaled NIS 18.4 billion, similar to the balance at the end of 2006.

Shareholders' equity totaled NIS 19.2 billion, compared with NIS 18.2 billion at the end of 2006, an increase of 5.1%, mainly due to the net profit in this period, which was offset by dividends paid in the amount of NIS 1,197 million and from the net decrease in value of available for sale securities in the amount of NIS 329 million which mainly resulted from the implications of the crisis in the mortgage market in the United States.
See also "The Bank's activity in the United States".

The ratio of shareholders' equity to total assets reached 6.3%, compared to 6.4% at the end of 2006.

The ratio of capital to risk-weighted assets reached 10.33%, compared with 10.53% at the end of 2006.
The ratio of core (Tier 1) capital to risk assets reached 7.42%, compared with 7.41% at the end of 2006. Tier 1 capital includes subordinated capital notes in the amount of NIS 493 million, which were authorized by the Supervisor of Banks as "hybrid capital subordinated notes."
The ratio of supplementary (Tier 2) capital to risk assets reached 2.92%, compared with 3.13% at the end of 2006. Tier 2 capital includes upper Tier 2 capital (subordinated capital notes and general provision for doubtful debts), the balance of which totaled NIS 1,479 million on September 30, 2007, and contributed 0.54 percentage points to the overall capital ratio.
On November 1, 2007, the Bank issued in a private offering, subordinated capital notes, which were authorized by the Supervisor of Banks as "hybrid capital notes", in the amount of NIS 900 million, which will contribute 0.33 percentage points to the overall capital ratio, upon its inclusion in the fourth quarter of 2007. The Bank is entitled to issue additional capital notes from this series, up to a total of NIS 2 billion.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad, through the Bank, subsidiaries, branches, and representative offices, in all areas of banking and provides a wide range of banking and financial services to its customers.
The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.
The activity of the Bank Group is managed via six principal segments of activity. The division into segments of activity is based on the types of products and services or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division in decision-making and in analysis of the Group's business results.
The segments of activity are presented according to characteristics stipulated by the Supervisor of Banks. A detailed description of the segments of activity and the manner of their measurement appears in the Annual Report for 2006.

Set out below are the results of operations of the Bank Group, by segments:

A. Net Operating Profit

	For the nine months ended September 30			For the three months ended September 30		
	2007	2006	Change	**2007**	2006	Change
	NIS millions		%	NIS millions		%
Households Segment	**207**	273	(24.2)	**48**	95	(49.5)
Private Banking Segment	**324**	353	(8.2)	**85**	83	2.4
Small Business Segment	**160**	150	6.7	**46**	50	(8.0)
Commercial Segment	**90**	54	66.7	**31**	17	82.4
Corporate Segment	**795**	600	32.5	**211**	159	32.7
Financial Management Segment	**598**	386	54.9	**392**	154	154.5
Others and Adjustments	**58**	43	34.9	**13**	18	(27.8)
Total	**2,232**	1,859	20.1	**826**	576	43.4

B. Net Profit*

	For the nine months ended September 30			For the three months ended September 30		
	2007	2006	Change	**2007**	2006	Change
	NIS millions		%	NIS millions		%
Households Segment	**313**	490	(36.1)	**48**	252	(81.0)
Private Banking Segment	**411**	766	(46.3)	**85**	83	2.4
Small Business Segment	**180**	192	(6.3)	**46**	61	(24.6)
Commercial Segment	**95**	84	13.1	**31**	41	(24.4)
Corporate Segment	**807**	600	34.5	**211**	159	32.7
Financial Management Segment	**604**	434	39.2	**392**	153	156.2
Others and Adjustments	**50**	44	13.6	**10**	19	(47.4)
Total	**2,460**	2,610	(5.7)	**823**	768	7.2

* Net profit, according to the directives of the Bank of Israel, also includes the results of the sale of subsidiary and affiliated companies and other assets (mutual fund management rights and provident fund management rights). In the first nine months of 2007, this included profit in the amount of NIS 290 million from the sale of provident funds, less a loss in the amount of NIS 74 million, which mainly resulted from the recording of expenses for deferred taxes related to the anticipated realization of Bank Yahav and Bank Massad. Most of this profit was attributed to the Households Segment, in the amount of NIS 106 million, and to the Private Banking Segment, in the amount of NIS 87 million. In the first nine months of 2006, profit was recorded in the amount of NIS 751 million, mostly derived from the sale of management rights of P.K.N. mutual funds and from the sale of Bank Otsar Hahayal. Most of the contribution was allocated to the Private Banking Segment, in the amount of NIS 413 million, and to the Households Segment, in the amount of NIS 217 million.

C. Balance Sheet Balances

	Credit to the public			Deposits from the public		
	Sept. 30, 2007	Dec. 31, 2006	Change	**Sept. 30, 2007**	Dec. 31, 2006	Change
	NIS millions		%	NIS millions		%
Households Segment	**43,085**	40,816	5.6	**35,219**	35,876	(1.8)
Private Banking Segment	**23,187**	19,362	19.8	**114,635**	107,341	6.8
Small Business Segment	**19,276**	18,594	3.7	**17,083**	16,289	4.9
Commercial Segment	**16,107**	14,439	11.6	**7,952**	6,691	18.8
Corporate Segment	**96,695**	92,275	4.8	**38,157**	28,743	32.8
Financial Management Segment	**575**	977	(41.1)	**18,876**	22,064	(14.4)
Total	**198,925**	186,463	6.7	**231,922**	217,004	6.9

D. The Public's Assets

	The public's assets under management		
	September 30, 2007	December 31, 2006	Change
	NIS millions		%
Households segment	**31,512**	44,868	(29.8)
Private Banking segment	**135,836**	126,165	7.7
Small Business segment	**16,511**	14,474	14.1
Commercial segment	**8,839**	8,095	9.2
Corporate segment	**322,938**	276,532	16.8
Others and Adjustments	**73,112**	49,849	46.7
Total	**588,748**	519,983	13.2

Set out below are the condensed operating results of the principal segments, divided into sub-activities:

The Households Segment

Net operating profit in the Households Segment totaled NIS 207 million, compared with NIS 273 million in the same period last year, a decrease of 24.2%.

The segment's income totaled NIS 2,562 million in the first nine months of 2007, compared with NIS 2,675 million in the same period last year, a decrease of 4.2%. The decrease is due to lower income from capital markets, as a result of the sale of provident funds and mutual funds attributed to the segment's customers; and the cessation of the consolidation of Bank Otsar Hahayal.

Financing income totaled NIS 1,512 million in the first nine months of 2007, compared with NIS 1,433 million in the same period last year (neutralizing Bank Otsar Hahayal data), an increase of 5.5%, mainly due to the increase in consumer credit.

The provision for doubtful debts totaled NIS 133 million in the first nine months of 2007, compared with NIS 92 million in the same period last year.

The segment's expenses increased by 0.1% and amounted to NIS 2,021 million, compared with NIS 2,018 million in the same period last year and were influenced by the implications of the wage agreement, by ranking and seniority costs within salaries, intake of new employees, and were offset by the effect of cessation of inclusion of Bank Otsar Hahayal data.

The segment's results include profit from extraordinary transactions in the amount of NIS 106 million, which reflects the segment's share of profits from the sale of provident funds, offset by the recording of an expense for deferred taxes attributed to the segment, related to the anticipated realization of Bank Yahav and Bank Massad. In the same period last year, the segment's results included profit from extraordinary transactions reflecting the segment's share of the profit from the sale of management rights of P.K.N. mutual funds and Bank Otsar Hahayal, which totaled NIS 217 million.

Net profit of the Households Segment totaled NIS 313 million, compared with NIS 490 million in the same period last year, a decrease of 36.1%, mostly due to the decrease in profit from extraordinary transactions between the two periods and the increase in expenses.

In the third quarter of 2007 net profit decreased compared with the same quarter last year as a result of the wage agreement, the cessation of consolidation of Bank Otsar Hahayal and profit from extraordinary transactions in the same period last year.

Credit to the public totaled NIS 43.1 billion on September 30, 2007, compared with NIS 40.8 billion at the end of 2006, an increase of 5.6%.

Consumer credit increased by 11.6% compared with the end of 2006, to a total of NIS 16.6 billion.

Deposits from the public totaled NIS 35.2 billion on September 30, 2007, compared with NIS 35.9 billion at the end of 2006, a decrease of 1.8%.

Set out below are data regarding new loans granted and refinancing of loans for purchases of homes and via mortgages of homes:

	For the nine months ended September 30	
	2007	2006
	NIS millions	
From Finance Ministry funds:		
Loans	**310**	332
Grants	**10**	5
Total Finance Ministry funds	**320**	337
Loans from Bank funds:	**4,491**	3,491
Total new loans	**4,811**	3,828
Old loans refinanced from Bank funds	**1,219**	526
Total loans granted	**6,030**	4,354

Set out below are the condensed results of operations of the Households Segment:

	For the nine months ended September 30, 2007				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	**974**	**30**	**5**	**1,272**	**2,281**
- Inter-segmental	**372**	**-**	**-**	**(1,141)**	**(769)**
Operating and other income:					
- From externals	**465**	**415**	**145**	**82**	**1,107**
- Inter-segmental	**(44)**	**-**	**(13)**	**-**	**(57)**
Total income	**1,767**	**445**	**137**	**213**	**2,562**
Provision for doubtful debts	**100**	**-**	**-**	**33**	**133**
Operating and other expenses:					
- From externals	**1,754**	**249**	**79**	**115**	**2,197**
- Inter-segmental	**(176)**	**-**	**-**	**-**	**(176)**
Operating profit before taxes	**89**	**196**	**58**	**65**	**408**
Provision for taxes on operating profit	**36**	**80**	**24**	**26**	**166**
Operating profit after taxes	**53**	**116**	**34**	**39**	**242**
Minority interests' share in profits of consolidated companies	**(13)**	**(11)**	**(11)**	**-**	**(35)**
Net operating profit	**40**	**105**	**23**	**39**	**207**
Net profit (loss) from extraordinary transactions, after taxes[2]	**(51)**	**-**	**157**	**-**	**106**
Net profit (loss)	**(11)**	**105**	**180**	**39**	**313**
Net Return of operating profit on equity[3]	**5.3%**	**43.0%**	**-**	**3.7%**	**10.0%**
Net Return (loss) on equity[3]	**(1.4%)**	**43.0%**	**-**	**3.7%**	**15.3%**
Average balance of assets	**22,408**	**5,925**	**-**	**20,600**	**48,933**
Average balance of liabilities	**35,428**	**5,881**	**-**	**-**	**41,309**
Average balance of risk assets	**15,978**	**5,399**	**-**	**17,347**	**38,724**
Average balance of provident fund and advanced study fund assets	**-**	**-**	**25,400**	**-**	**25,400**
Average balance of other assets under management	**-**	**-**	**4,886**	**-**	**4,886**
Average balance of securities in custody	**-**	**-**	**7,998**	**-**	**7,998**
Balance of Credit to the Public	**16,567**	**5,694**	**-**	**20,824**	**43,085**
Balance of Deposits from the Public	**35,219**	**-**	**-**	**-**	**35,219**

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds, which was offset by a loss attributed to the segment arising from an expense recorded for deferred taxes attributed to the segment, related to the anticipated realization of Bank Yahav and Bank Massad.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed results of operations of the Households Segment (continued):

	For the nine months ended September 30, 2006				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	1,049	31	6	967	2,053
- Inter-segmental	315	-	-	(823)	(508)
Operating and other income:					
- From externals	494	425	173	95	1,187
- Inter-segmental	(45)	-	(12)	-	(57)
Total income	1,813	456	167	239	2,675
Provision for doubtful debts	60	-	-	32	92
Operating and other expenses:					
- From externals	1,736	262	86	101	2,185
- Inter-segmental	(167)	-	-	-	(167)
Operating profit before taxes	184	194	81	112	571
Provision for taxes on operating profit	82	87	36	50	255
Operating profit after taxes	102	107	45	62	316
Minority interests' share in profits of consolidated companies	(13)	(15)	(12)	-	(40)
Net operating profit	89	92	33	62	276
Net profit from extraordinary transactions, after taxes[2]	157	-	60	-	217
Net profit	246	92	93	62	493
Net Return of operating profit on equity[3]	12.1%	48.2%	-	6.2%	14.5%
Net Return on equity[3]	34.1%	48.2%	-	6.2%	26.4%
Average balance of assets	22,524	5,812	144	20,462	48,942
Average balance of liabilities	36,674	5,793	122	-	42,589
Average balance of risk assets	15,998	4,298	-	16,723	37,019
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	31,830	-	31,830
Average balance of other assets under management	-	-	3,128	-	3,128
Average balance of securities in custody	-	-	7,931	-	7,931
Balance of Credit to the Public on December 31, 2006	14,849	5,355	-	20,612	40,816
Balance of Deposits from the Public on December 31, 2006	35,876	-	-	-	35,876

(1) Management fees for provident funds, mutual fund distribution fees, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes profit attributed to the segment from the sale of management rights of P.K.N. mutual funds and from the sale of Bank Otsar Hahayal.
(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed results of operations of the Households Segment (continued):

	For the three months ended September 30, 2007				
	Banking and financial services	Credit cards	Capital market[(1)]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	**399**	**9**	**2**	**663**	**1,073**
- Inter-segmental	**74**	**-**	**-**	**(618)**	**(544)**
Operating and other income:					
- From externals	**147**	**151**	**51**	**27**	**376**
- Inter-segmental	**(14)**	**-**	**(4)**	**-**	**(18)**
Total income	**606**	**160**	**49**	**72**	**887**
Provision for doubtful debts	**36**	**-**	**-**	**8**	**44**
Operating and other expenses:					
- From externals	**642**	**95**	**28**	**44**	**809**
- Inter-segmental	**(61)**	**-**	**-**	**-**	**(61)**
Operating profit (loss) before taxes	**(11)**	**65**	**21**	**20**	**95**
Provision for taxes on operating profit	**(5)**	**26**	**9**	**7**	**37**
Operating profit (loss) after taxes	**(6)**	**39**	**12**	**13**	**58**
Minority interests' share in profits of consolidated companies	**(5)**	**(4)**	**(1)**	**-**	**(10)**
Net profit (loss)	**(11)**	**35**	**11**	**13**	**48**

(1) Management fees for provident funds, mutual fund distribution fees, and securities activity.

Set out below are the condensed results of operations of the Households Segment (continued):

	For the three months ended September 30, 2006				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	439	12	3	256	710
- Inter-segmental	37	-	-	(209)	(172)
Operating and other income:					
- From externals	163	147	53	29	392
- Inter-segmental	(15)	-	(4)	-	(19)
Total income	624	159	52	76	911
Provision for doubtful debts	24	-	-	6	30
Operating and other expenses:					
- From externals	584	94	28	34	740
- Inter-segmental	(55)	-	-	-	(55)
Operating profit before taxes	71	65	24	36	196
Provision for taxes on operating profit	32	30	11	16	89
Operating profit after taxes	39	35	13	20	107
Minority interests' share in profits of consolidated companies	(4)	(5)	(3)	-	(12)
Net operating profit	35	30	10	20	95
Net profit from extraordinary transactions, after taxes[2]	157	-	-	-	157
Net profit	192	30	10	20	252

(1) Management fees for provident funds, mutual funds, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes profit attributed to the segment from the sale of management rights of P.K.N. mutual funds and from the sale of Bank Otsar Hahayal.

Restrictions and supervision of the segment's activity

- In July 2007, the Banking (Service to Customers) Law, 5741-1981, was amended with the addition of Section B2, concerning "Supervision of Fees" (hereinafter: the "Fee Section"), main points of which are described below:

  According to the Fee Section, the Governor of the Bank of Israel should establish a list of services for which a banking corporation is permitted to charge fees from its customers, and the manner of calculation of the fees that may be charged for such services.

  The Governor may determine types of services to which his directives regarding the manner of calculation of fees shall not apply.

  A banking corporation may apply to the Supervisor of Banks to add a service for which it wishes to be permitted to charge fees. The Supervisor is authorized to approve the request, set conditions for its approval, or reject it.

  A banking corporation shall not raise the amount or rate of a fee unless it has notified the Supervisor accordingly thirty days in advance.

  In addition, the Governor may declare a particular service to be subject to supervision, if one of the following applies with regard to the service:

  1. The fee for the service could reduce competition among the banking corporations, or between these corporations and another entity providing a similar service;
  2. A customer can only receive the service from the banking corporation where his account is maintained;
  3. In the opinion of the Governor of the Bank of Israel, the service is essential and needs to be supervised due to considerations of the public's best interests.

  With regard to services subject to supervision, the Governor may determine any of the following through an order:

  1. The amount or rate of the fee to be charged for the service;
  2. The maximum amount or rate of the fee that may be charged for the service;
  3. A prohibition on charging fees for the service.

  The list of services and rates was to be determined by the Governor of the Bank of Israel within three months from the publication of the amendment to the law, i.e. by October 5, 2007; however, the Governor, with the approval of the Knesset Economic Affairs Committee, may postpone the publication for a period not to exceed three additional months. Indeed, the publication was postponed and is expected to occur until January 5, 2008.

  On November 14, 2007, the Bank received a draft of procedures regarding fees, published by the Supervisor of Banks, as well as a draft of the Banking Rules (Service to Customers) (Fees), which are subject to approval by the advisory committee on banking matters.

  The Bank is considering the implications of these publications on its future income from fees. At this early stage, following an initial examination of the draft rules, it appears that the Bank's fee income may decrease by approximately NIS 350 million per year. However, there is no certainty that this will be the case, due to the fact that, as noted above, these are draft directives and are under initial examination only.

- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and his declaration that Isracard is the holder of a monopoly, see the Subsidiary and Affiliated Companies section below.

- The Supervisor of Banks has published Proper Conduct of Banking Business Directive No. 325 (hereinafter: the "Directive"), which prohibits deviations from approved credit limits in current accounts, and requires current account credit limits to be grounded in a signed agreement with the customer.

  During the period, the Bank was preparing for the end of the transitional period, during which the Bank was permitted to continue to assign current account credit limits unilaterally until July 1, 2007 - the inception date of the section prohibiting unilateral assignment of current account credit limits for account holders who have not signed a credit limit agreement with the Bank.

  As of July 1, 2007, the Bank is able to unilaterally enlarge current account credit limits, under certain circumstances, only for customers who have signed an initial credit limit agreement for their current accounts. Even after said date, no material change occurred in the routine activity of the segment. For further details regarding the Supervisor of Banks' directive concerning current account credit limit deviations, see the Households Segment section in the Financial Statements as at December 31, 2006.

Legal proceedings

See Note 5 to the Condensed Financial Statements.

The Private Banking Segment

Net operating profit of the Private Banking Segment totaled NIS 324 million in the first nine months of 2007, compared with NIS 353 million in the same period last year, a decrease of 8.2% stemming mainly from a decrease in income from capital markets as a result of the sale of provident funds and mutual funds attributed to the segment's customers and from a decrease in profitability in banking and financial services especially due to an increase in salary expenses and from the erosion of the segment's investments abroad due to changes in the exchange rates of foreign currencies.

The segment's income totaled NIS 2,078 million in the first nine months of 2007, compared with NIS 2,113 million in the same period last year, a decrease of 1.7%, due to a decrease in income from capital markets as a result of the sale of mutual fund and provident fund management rights, which were an important component in the segment's income, and from the cessation of consolidation of Bank Otsar Hahayal.

The provision for doubtful debts totaled NIS 21 million, compared with NIS 16 million in the same period last year.

The segment's expenses totaled NIS 1,502 million, compared with NIS 1,455 million in the same period last year, an increase of 3.2%.

The segment's results include profit from extraordinary transactions in the amount of NIS 87 million, mainly reflecting the segment's share in profit from the sale of provident funds. In the same period last year, the segment's results included net profit from extraordinary transactions reflecting the segment's share of profit from the sale of management rights of P.K.N. mutual funds, in the amount of NIS 413 million.

Net profit of the Private Banking Segment totaled NIS 411 million, compared with NIS 766 million in the same period last year, a decrease of 46.3% stemming mainly from a decrease in profit from extraordinary transactions.

Credit to the public totaled NIS 23.2 billion on September 30, 2007, compared with NIS 19.4 billion at the end of 2006, an increase of 19.8% stemming from an increase in consumer credit, housing finance and from credit granted abroad.

Deposits from the public totaled NIS 114.6 billion on September 30, 2007, compared with NIS 107.3 billion at the end of 2006, an increase of 6.8%.

Set out below are the condensed operating results of the Private Banking Segment:

	For the nine months ended September 30, 2007					
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Activity abroad	Total
	NIS millions					
Profit (loss) from financing activity before provision for doubtful debts:						
- From externals	(758)	12	24	341	(592)	(973)
- Inter-segmental	1,544	-	-	(314)	775	2,005
Operating and other income:						
- From externals	125	168	533	16	331	1,173
- Inter-segmental	(22)	-	(102)	-	(3)	(127)
Total income	889	180	455	43	511	2,078
Provision for doubtful debts	12	-	-	9	-	21
Operating and other expenses:						
- From externals	716	95	232	24	409	1,476
- Inter-segmental	26	-	-	-	-	26
Operating profit before taxes	135	85	223	10	102	555
Provision for taxes on operating profit	55	35	91	4	39	224
Operating profit after taxes	80	50	132	6	63	331
Minority interests' share in profits of consolidated companies	(7)	-	-	-	-	(7)
Net operating profit	73	50	132	6	63	324
Net profit (loss) from extraordinary transactions, after taxes(2)	(4)	-	91	-	-	87
Net profit	69	50	223	6	63	411
Net Return of operating profit on equity(3)	38.2%	41.8%	-	2.4%	21.4%	38.5%
Net Return on equity(3)	36.0%	41.8%	-	2.4%	21.4%	49.3%
Average balance of assets	4,904	2,494	-	6,185	8,457	22,040
Average balance of liabilities	82,163	2,372	-	-	27,897	112,432
Average balance of risk assets	3,469	2,177	-	3,514	4,539	13,699
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	50,578	-	3,999	54,577
Average balance of other assets under management	-	-	363	-	3,596	3,959
Average balance of securities in custody	-	-	46,320	-	26,733	73,053
Balance of Credit to the Public	5,368	2,296	-	6,920	8,603	23,187
Balance of Deposits from the Public	85,321	-	-	-	29,314	114,635

(1) Management fees for provident funds, mutual fund distribution fees, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the nine months ended September 30, 2006					
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Activity abroad	Total
	NIS millions					
Profit (loss) from financing activity before provision for doubtful debts:						
- From externals	(437)	12	25	226	(194)	(368)
- Inter-segmental	1,227	-	-	(199)	380	1,408
Operating and other income:						
- From externals	120	171	542	17	328	1,178
- Inter-segmental	(19)	-	(82)	-	(4)	(105)
Total income	891	183	485	44	510	2,113
Provision for doubtful debts	8	-	-	9	-	16
Operating and other expenses:						
- From externals	679	97	237	21	399	1,433
- Inter-segmental	22	-	-	-	-	22
Operating profit before taxes	183	86	248	14	111	642
Provision for taxes on operating profit	82	38	111	6	45	282
Operating profit after taxes	101	48	137	8	66	360
Minority interests' share in profits of consolidated companies	(7)	-	-	-	-	(7)
Net operating profit	94	48	137	8	66	353
Net profit from extraordinary transactions, after taxes[2]	-	-	413	-	-	413
Net profit	94	48	550	6	66	766
Net Return of operating profit on equity[3]	52.8%	52.9%	-	3.6%	18.5%	42.3%
Net Return on equity[3]	52.8%	52.9%	-	3.6%	18.5%	96.1%
Average balance of assets	4,716	2,448	-	5,730	8,534	21,428
Average balance of liabilities	81,535	2,336	-	-	26,921	110,792
Average balance of risk assets	3,392	1,733	-	3,385	5,513	14,023
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	55,816	-	5,352	61,168
Average balance of other assets under management	-	-	453	-	2,381	2,834
Average balance of securities in custody	-	-	35,068	-	28,019	63,087
Balance of Credit to the Public on December 31, 2006	4,964	2,160	-	5,652	6,586	19,362
Balance of Deposits from the Public on December 31, 2006	82,339	-	-	-	25,002	107,341

(1) Management fees for provident funds, mutual fund distribution fees, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes profit attributed to the segment from the sale of the management rights of P.K.N. mutual funds.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the three months ended September 30, 2007					
	Banking and financial services	Credit cards	Capital market[(1)]	Housing finance	Activity abroad	Total
	NIS millions					
Profit (loss) from financing activity before provision for doubtful debts:						
- From externals	**681**	**4**	**9**	**181**	**(15)**	**860**
- Inter-segmental	**(406)**	**-**	**-**	**(171)**	**60**	**(517)**
Operating and other income:						
- From externals	**50**	**62**	**174**	**6**	**109**	**401**
- Inter-segmental	**(8)**	**-**	**(35)**	**-**	**-**	**(43)**
Total income	**317**	**66**	**148**	**16**	**154**	**701**
Provision for doubtful debts	**6**	**-**	**-**	**2**	**-**	**8**
Operating and other expenses:						
- From externals	**273**	**36**	**87**	**9**	**136**	**541**
- Inter-segmental	**9**	**-**	**-**	**-**	**-**	**9**
Operating profit before taxes	**29**	**30**	**61**	**5**	**18**	**143**
Provision for taxes on operating profit	**11**	**12**	**24**	**2**	**6**	**55**
Operating profit after taxes	**18**	**18**	**37**	**3**	**12**	**88**
Minority interests' share in profits of consolidated companies	**(3)**	**-**	**-**	**-**	**-**	**(3)**
Net profit	**15**	**18**	**37**	**3**	**12**	**85**

(1) Management fees for provident funds, mutual fund distribution fees, and securities activity.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the three months ended September 30, 2006					
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Activity abroad	Total
	NIS millions					
Profit (loss) from financing activity before provision for doubtful debts:						
- From externals	235	4	10	61	(42)	268
- Inter-segmental	39	-	-	(51)	81	69
Operating and other income:						
- From externals	39	59	155	6	81	340
- Inter-segmental	(7)	-	(25)	-	(2)	(34)
Total income	306	63	140	16	118	643
Provision for doubtful debts	-	-	-	2	-	2
Operating and other expenses:						
- From externals	235	34	74	7	130	480
- Inter-segmental	7	-	-	-	-	7
Operating profit (loss) before taxes	64	29	66	7	(12)	154
Provision for taxes on operating profit	28	13	30	3	(5)	69
Operating profit (loss) after taxes	36	16	36	4	(7)	85
Minority interests' share in profits of consolidated companies	(2)	-	-	-	-	(2)
Net profit (loss)	34	16	36	4	(7)	83

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the segment's activity

- With regard to the Supervisor of Banks' Directive concerning deviations from credit limits in current accounts, see the Households Segment section above.
- For details regarding regulatory intervention in the area of banking fees, see the Households Segment section above.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and the declaration of Isracard as a monopoly, see the Subsidiaries and Affiliates section below.

Legal proceedings

See Note 5 to the Condensed Financial Statements.

The Small Business Segment

Net profit of the Small Business Segment totaled NIS 180 million, compared with NIS 192 million in the same period last year, a decrease of 6.3%.

The segment's income totaled NIS 1,124 million in the first nine months of 2007, compared with NIS 1,135 million in the same period last year, a decrease of 1.0%.

The provision for doubtful debts totaled NIS 123 million in the first nine months of 2007, compared with NIS 165 million in the same period last year.

The segment's expenses totaled NIS 728 million, compared with NIS 696 million in the same period last year, an increase of 4.6%.

The segment's results include profit from extraordinary transactions in the amount of NIS 20 million, mainly reflecting the segment's share in profits from the sale of provident funds. While in the same period last year, the segment's results included profit from extraordinary transactions mainly reflecting the segment's share of profits from the sale of management rights of P.K.N. mutual funds and Bank Otsar Hahayal, in the amount of NIS 42 million.

Set out below are the condensed operating results of the Small Business Segment:

	For the nine months ended September 30, 2007				
	Banking and financial services	Credit cards	Capital market[(1)]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	**858**	**4**	**4**	**170**	**1,036**
- Inter-segmental	**(110)**	**-**	**-**	**(151)**	**(261)**
Operating and other income:					
- From externals	**255**	**66**	**58**	**6**	**385**
- Inter-segmental	**(25)**	**-**	**(11)**	**-**	**(36)**
Total income	**978**	**70**	**51**	**25**	**1,124**
Provision for doubtful debts	**118**	**-**	**-**	**5**	**123**
Operating and other expenses:					
- From externals	**627**	**36**	**24**	**8**	**695**
- Inter-segmental	**33**	**-**	**-**	**-**	**33**
Operating profit before taxes	**200**	**34**	**27**	**12**	**273**
Provision for taxes on operating profit	**81**	**14**	**11**	**5**	**111**
Operating profit after taxes	**119**	**20**	**16**	**7**	**162**
Minority interests' share in profits of consolidated companies	**(2)**	**-**	**-**	**-**	**(2)**
Net operating profit	**117**	**20**	**16**	**7**	**160**
Net profit (loss) from extraordinary transactions, after taxes[(2)]	**(5)**	**-**	**25**	**-**	**20**
Net profit	**112**	**20**	**41**	**7**	**180**
Net Return of operating profit on equity[(3)]	**22.2%**	**50.3%**	**-**	**6.3%**	**23.7%**
Net Return on equity[(3)]	**21.2%**	**50.3%**	**-**	**6.3%**	**26.7%**
Average balance of assets	**15,420**	**891**	**-**	**3,056**	**19,367**
Average balance of liabilities	**16,915**	**948**	**-**	**-**	**17,863**
Average balance of risk assets	**11,300**	**871**	**-**	**1,806**	**13,977**
Average balance of provident fund, mutual fund, and advanced study fund assets	**-**	**-**	**7,072**	**-**	**7,072**
Average balance of other assets under management	**-**	**-**	**20**	**-**	**20**
Average balance of securities in custody	**-**	**-**	**7,011**	**-**	**7,011**
Balance of Credit to the Public	**15,122**	**918**	**-**	**3,236**	**19,276**
Balance of Deposits from the Public	**17,083**	**-**	**-**	**-**	**17,083**

(1) Management fees for provident funds, mutual fund distribution fees, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.
(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the nine months ended September 30, 2006				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	1,005	5	3	132	1,145
- Inter-segmental	(264)	-	-	(113)	(377)
Operating and other income:					
- From externals	264	68	59	7	398
- Inter-segmental	(22)	-	(9)	-	(31)
Total income	983	73	53	26	1,135
Provision for doubtful debts	160	-	-	5	165
Operating and other expenses:					
- From externals	601	38	23	7	669
- Inter-segmental	27	-	-	-	27
Operating profit before taxes	195	35	30	14	274
Provision for taxes on operating profit	87	16	13	6	122
Operating profit after taxes	108	19	17	8	152
Minority interests' share in profits of consolidated companies	(2)	-	-	-	(2)
Net operating profit	106	19	17	8	150
Net profit from extraordinary transactions, after taxes[2]	12	-	30	-	42
Net profit	118	19	47	8	192
Net Return of operating profit on equity[3]	20.4%	61.4%	-	8.0%	23.1%
Net Return on equity[3]	22.8%	61.4%	-	8.0%	29.8%
Average balance of assets	15,122	874	-	2,948	18,944
Average balance of liabilities	14,330	934	-	-	15,264
Average balance of risk assets	11,283	693	-	1,740	13,716
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	8,582	-	8,582
Average balance of other assets under management	-	-	26	-	26
Average balance of securities in custody	-	-	4,497	-	4,497
Balance of Credit to the Public on December 31, 2006	14,816	863	-	2,915	18,594
Balance of Deposits from the Public on December 31, 2006	16,289	-	-	-	16,289

(1) Management fees for provident funds, mutual fund distribution fees, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes profit attributed to the segment from the sale of the management rights of P.K.N. mutual funds and from the sale of Bank Otsar Hahayal.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the three months ended September 30, 2007				
	Banking and financial services	Credit cards	Capital market[(1)]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	**468**	**1**	**2**	**84**	**555**
- Inter-segmental	**(221)**	**-**	**-**	**(77)**	**(298)**
Operating and other income:					
- From externals	**87**	**24**	**18**	**2**	**131**
- Inter-segmental	**(8)**	**-**	**(4)**	**-**	**(12)**
Total income	**326**	**25**	**16**	**9**	**376**
Provision for doubtful debts	**23**	**-**	**-**	**1**	**24**
Operating and other expenses:					
- From externals	**237**	**13**	**10**	**3**	**263**
- Inter-segmental	**12**	**-**	**-**	**-**	**12**
Operating profit before taxes	**54**	**12**	**6**	**5**	**77**
Provision for taxes on operating profit	**21**	**5**	**2**	**2**	**30**
Operating profit after taxes	**33**	**7**	**4**	**3**	**47**
Minority interests' share in profits of consolidated companies	**(1)**	**-**	**-**	**-**	**(1)**
Net profit	**32**	**7**	**4**	**3**	**46**

(1) Management fees for provident funds, mutual fund distribution fees, and securities activity.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the three months ended September 30, 2006				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	375	1	1	36	413
- Inter-segmental	(128)	-	-	(29)	(157)
Operating and other income:					
- From externals	84	23	17	2	126
- Inter-segmental	(8)	-	(3)	-	(1)
Total income	323	24	15	9	371
Provision for doubtful debts	54	-	-	1	55
Operating and other expenses:					
- From externals	195	14	7	2	218
- Inter-segmental	9	-	-	-	9
Operating profit before taxes	65	10	8	6	89
Provision for taxes on operating profit	29	5	3	2	39
Net operating profit	36	5	5	4	50
Profit (loss) from extraordinary transactions, after taxes	11	-	-	-	11
Net profit	47	5	5	4	61

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the segment's activity

- With regard to the Supervisor of Banks' directive concerning deviations from credit limits in current accounts, see the Households Segment section above.
- For details regarding regulatory intervention in the area of banking fees, see the Households Segment section above.

Legal proceedings

See Note 5 to the Condensed Financial Statements.

The Commercial Segment

Net operating profit of the Commercial Segment totaled NIS 90 million, compared with NIS 54 million in the same period last year, an increase of 66.7%.

The segment's income totaled NIS 445 million in the first nine months of 2007, compared with NIS 449 million in the same period last year, a decrease of 0.9%.

The provision for doubtful debts in the first nine months of 2007 totaled NIS 93 million, compared with NIS 133 million in the same period last year, as a result of the decrease in provisions in the real estate sector.

The segment's results include profit from extraordinary transactions in the amount of NIS 5 million, mainly reflecting the segment's share in profits from the sale of provident funds. In the same period last year, the segment's results included profit from extraordinary transactions reflecting the segment's share of profits from the sale of management rights of P.K.N. mutual funds and Bank Otsar Hahayal, in the amount of NIS 30 million.

Net profit of the Commercial Segment totaled NIS 95 million, compared with NIS 84 million in the same period last year.

Credit to the public totaled NIS 16.1 billion on September 30, 2007, compared with NIS 14.4 billion at the end of 2006, an increase of 11.6%.

Deposits from the public totaled NIS 8.0 billion on September 30, 2007, compared with NIS 6.7 billion at the end of 2006, an increase of 18.8%.

Set out below are the condensed operating results of the Commercial Segment:

	For the nine months ended September 30, 2007		
	Banking and financial services[1]	Construction and real estate	Total
	NIS millions		
Profit (loss) from financing activity before provision for doubtful debts:			
- From externals	**458**	**202**	**660**
- Inter-segmental	**(208)**	**(93)**	**(301)**
Operating and other income:			
- From externals	**88**	**16**	**104**
- Inter-segmental	**(17)**	**(1)**	**(18)**
Total income	**321**	**124**	**445**
Provision for doubtful debts	**64**	**29**	**93**
Operating and other expenses:			
- From externals	**136**	**20**	**156**
- Inter-segmental	**46**	**-**	**46**
Operating profit before taxes	**75**	**75**	**150**
Provision for taxes on operating profit	**30**	**30**	**60**
Net operating profit	**45**	**45**	**90**
Net profit from extraordinary transactions, after taxes[2]	**5**	**-**	**5**
Net profit	**50**	**45**	**95**
Net return of operating profit on equity[3]	**9.7%**	**22.0%**	**13.5%**
Net return on equity[3]	**10.8%**	**22.0%**	**14.2%**
Average balance of assets	**11,051**	**4,216**	**15,267**
Average balance of liabilities	**6,802**	**764**	**7,566**
Average balance of risk assets	**10,759**	**3,618**	**14,377**
Average balance of provident fund, mutual fund, and advanced study fund assets	**3,668**	**-**	**3,668**
Average balance of other assets under management	**7**	**-**	**7**
Average balance of securities in custody	**4,880**	**-**	**4,880**
Balance of Credit to the Public	**11,892**	**4,215**	**16,107**
Balance of Deposits from the Public	**7,081**	**871**	**7,952**

(1) Includes credit card and capital market activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profits from the sale of provident funds.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the nine months ended September 30, 2006		
	Banking and financial services(1)	Construction and real estate*	Total
	NIS millions		
Profit (loss) from financing activity before provision for doubtful debts:			
- From externals	544	133	677
- Inter-segmental	(263)	(44)	(307)
Operating and other income:			
- From externals	86	14	100
- Inter-segmental	(20)	(1)	(21)
Total income	347	102	449
Provision for doubtful debts	77	56	133
Operating and other expenses:			
- From externals	145	30	175
- Inter-segmental	44	-	44
Operating profit before taxes	81	16	97
Provision for taxes on operating profit	36	7	43
Operating profit after taxes	45	9	54
Net profit from extraordinary transactions, after taxes(2)	30	-	30
Net profit	75	9	84
Net return of operating profit on equity(3)	7.6%	30.1%	8.8%
Net return on equity(3)	12.9%	30.1%	13.7%
Average balance of assets	11,693	3,561	15,254
Average balance of liabilities	5,454	851	6,305
Average balance of risk assets	13,781	595	14,376
Average balance of provident fund, mutual fund, and advanced study fund assets	3,746	-	3,746
Average balance of other assets under management	23	-	23
Average balance of securities in custody	3,684	-	3,684
Balance of Credit to the Public on December 31, 2006	10,814	3,625	14,439
Balance of Deposits from the Public on December 31, 2006	6,009	682	6,691

* The segment's results were reclassified, following changes in the classification of customers.

(1) Includes credit card and capital market activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes profit attributed to the segment from the sale of management rights of P.K.N. mutual funds and from the sale of Otsar Hahayal.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the three months ended September 30, 2007		
	Banking and financial services[(1)]	Construction and real estate	Total
	NIS millions		
Profit (loss) from financing activity before provision for doubtful debts:			
- From externals	**247**	**55**	**302**
- Inter-segmental	**(162)**	**(18)**	**(180)**
Operating and other income:			
- From externals	**30**	**5**	**35**
- Inter-segmental	**(5)**	**(1)**	**(6)**
Total income	**110**	**41**	**151**
Provision for doubtful debts	**13**	**13**	**26**
Operating and other expenses:			
- From externals	**50**	**7**	**57**
- Inter-segmental	**16**	**-**	**16**
Operating profit before taxes	**31**	**21**	**52**
Provision for taxes on operating profit	**12**	**9**	**21**
Net profit	**19**	**12**	**31**

(1) Includes credit card and capital market activity.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the three months ended September 30, 2006		
	Banking and financial services[(1)]	Construction and real estate*	Total
	NIS millions		
Profit (loss) from financing activity before provision for doubtful debts:			
- From externals	175	34	209
- Inter-segmental	(80)	(6)	(86)
Operating and other income:			
- From externals	30	3	33
- Inter-segmental	(7)	-	(7)
Total income	118	31	149
Provision for doubtful debts	27	19	46
Operating and other expenses:			
- From externals	47	10	57
- Inter-segmental	14	-	14
Operating profit before taxes	30	2	32
Provision for taxes on operating profit	14	1	15
Operating profit after taxes	16	1	17
Profit from extraordinary transactions, after taxes	24	-	24
Net profit	40	1	41

* The segment's results were reclassified, following changes in the classification of customers.

(1) Includes credit card and capital market activity.

Restrictions and supervision of the segment's activity

- With regard to the Supervisor of Banks' directive concerning deviations from credit limits in current accounts, see the Households Segment section above.
- For details regarding regulatory intervention in the area of banking fees, see the Households Segment section above.

Legal proceedings

See Note 5 to the Condensed Financial Statements.

The Corporate Segment

Segment structure

The Bank's Corporate Segment mainly operates through the Corporate Division within the Corporate Area, through the Bank's branches abroad, and, since 2007, through Bank Pozitif in Turkey.

The Corporate Division provides a range of banking services to large companies in the Israeli economy, with the granting of credit constituting the principal area of activity.

The Corporate Division is divided into four sectors, each handled by Customer Relations Managers (CRMs) specializing in specific areas. Customer Relations Managers coordinate all banking services for customers assigned to them.

The Corporate Division also contains a unit specializing in handling foreign trade transactions for business customers, as well as the Credit Management and Control Unit. The Credit Management and Control includes a unit responsible for analyzing credit applications in the segment, and an additional unit responsible for financing and monitoring infrastructure projects.

During the second quarter of 2007, gradual implementation of a structural change began, aimed at clearly differentiating the various activities carried out within the Division, with a focus on each of the following areas:

- Management of the overall business relationship with customers
- Credit risk analysis
- Routine credit management

Changes in the segment's volume of activity and net profit

Net profit of the Corporate Segment totaled NIS 807 million, compared with NIS 600 million in the same period last year, an increase of 34.5%, mainly resulting from a decrease in the provision for doubtful debts and from income from shares.

The segment's income totaled NIS 2,180 million in the first nine months of 2007, compared with NIS 1,945 million in the same period last year, an increase of 12.1%. The increase in income mainly resulted from the consolidation of Bank Pozitif for the first time and income from shares which was offset by a decrease in financing income in the Bank's branches in the United States.

The provision for doubtful debts totaled NIS 152 million in the first nine months of 2007, compared with NIS 405 million in the same period last year, a 62.5% decrease, resulting from improvement in the repayment capability of borrowers, mainly in the construction and real estate sector, the financial services sector, and the hotels sector.

Net profit in the amount of NIS 144 million was recorded in the area of construction and real estate, compared with a loss of NIS 9 million in the same period last year. The improvement mainly resulted from a decrease in expenses for doubtful debts and from an increase in profit from financing activity.

Net profit from the segment's activity abroad decreased from NIS 96 million in the same period last year to NIS 89 million, mainly due to the decrease in the profitability of the activity of the Bank's branches in the United States, resulting from a non-temporary decline in value in the amount of approximately USD 30 million in the available-for-sale securities portfolio (see the "International Activity" section below). This decline was offset by the inclusion of the results of operations of Bank Pozitif, which contributed a total of NIS 50 million, including supplementary taxes in Israel.

Credit to the public totaled NIS 96.7 billion on September 30, 2007, compared with NIS 92.3 billion at the end of 2006, an increase of 4.8%.

Deposits from the public totaled NIS 38.2 billion on September 30, 2007, compared with NIS 28.7 billion at the end of 2006, an increase of 32.8%.

Set out below are the condensed operating results of the Corporate Segment:

	For the nine months ended September 30, 2007			
	Banking and financial services[(1)]	Construction and real estate	Activity abroad	Total
	NIS millions			
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	**1,387**	**1,164**	**699**	**3,250**
- Inter-segmental	**(469)**	**(781)**	**(261)**	**(1,511)**
Operating and other income:				
- From externals	**343**	**30**	**71**	**444**
- Inter-segmental	**(2)**	**(1)**	**-**	**(3)**
Total income	**1,259**	**412**	**509**	**2,180**
Provision for doubtful debts	**35**	**109**	**8**	**152**
Operating and other expenses:				
- From externals	**218**	**52**	**262**	**532**
- Inter-segmental	**60**	**8**	**-**	**68**
Operating profit before taxes	**946**	**243**	**239**	**1,428**
Provision for taxes on operating profit	**384**	**99**	**79**	**562**
Operating profit after taxes	**562**	**144**	**160**	**866**
Minority interests' share in profits of consolidated companies	**-**	**-**	**(71)**	**(71)**
Net operating profit	**562**	**144**	**89**	**795**
Net profit from extraordinary transactions, after taxes[(2)]	**12**	**-**	**-**	**12**
Net profit	**574**	**144**	**89**	**807**
Net return of operating profit on equity[(3)]	**24.6%**	**10.6%**	**8.5%**	**17.0%**
Net return on equity[(3)]	**25.1%**	**10.6%**	**8.5%**	**17.2%**
Average balance of assets	**54,115**	**25,588**	**18,941**	**98,644**
Average balance of liabilities	**27,346**	**4,321**	**4,776**	**36,443**
Average balance of risk assets	**53,354**	**24,210**	**18,566**	**96,130**
Average balance of provident fund, mutual fund, and advanced study fund assets	**11,239**	**-**	**-**	**11,239**
Average balance of other assets under management	**15,581**	**-**	**-**	**15,581**
Average balance of securities in custody	**272,742**	**-**	**-**	**272,742**
Balance of Credit to the Public	**53,738**	**27,141**	**15,816**	**96,695**
Balance of Deposits from the Public	**27,620**	**4,990**	**5,547**	**38,157**

(1) Includes credit card and capital market activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the nine months ended September 30, 2006			
	Banking and financial services(1)	Construction and real estate*	Activity abroad	Total
	NIS millions			
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	1,390	796	553	2,739
- Inter-segmental	(368)	(489)	(290)	(1,147)
Operating and other income:				
- From externals	303	19	22	344
- Inter-segmental	9	-	-	9
Total income	1,334	326	285	1,945
Provision for doubtful debts	128	283	(6)	405
Operating and other expenses:				
- From externals	220	50	130	400
- Inter-segmental	60	9		69
Operating profit (loss) before taxes	926	(16)	161	1,071
Provision for taxes on operating profit (loss)	413	(7)	65	471
Net profit (loss)	513	(9)	96	600
Net return of operating profit on equity(2)	18.5%	(1.1%)	11.3%	13.6%
Net return on equity(2)	18.5%	(1.1%)	11.3%	13.6%
Average balance of assets	62,112	23,479	14,093	99,684
Average balance of liabilities	23,264	2,427	3,159	28,850
Average balance of risk assets	66,579	15,614	16,502	98,695
Average balance of provident fund, mutual fund, and advanced study fund assets	15,471	-	-	15,471
Average balance of other assets under management	10,492	-	-	10,492
Average balance of securities in custody	213,177	-	-	213,177
Balance of Credit to the Public on December 31, 2006	56,966	22,781	12,528	92,275
Balance of Deposits from the Public on December 31, 2006	22,609	2,670	3,464	28,743

* The segment's results were reclassified, following changes in the classification of customers.

(1) Includes credit card and capital market activity.

(2) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the three months ended September 30, 2007			
	Banking and financial services[(1)]	Construction and real estate	Activity abroad	Total
	NIS millions			
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	101	422	174	697
- Inter-segmental	230	(292)	(102)	(164)
Operating and other income:				
- From externals	72	8	20	100
- Inter-segmental	(3)	-	-	(3)
Total income	400	138	92	630
Provision for doubtful debts	15	17	5	37
Operating and other expenses:				
- From externals	78	20	96	194
- Inter-segmental	20	3	-	23
Operating profit (loss) before taxes	287	98	(9)	376
Provision for taxes on operating profit (loss)	111	39	(6)	144
Operating profit (loss) after taxes	176	59	(3)	232
Minority interests' share in profits of consolidated companies	-	-	(21)	(21)
Net profit (loss)	176	59	(24)	211

(1) Includes credit card and capital market activity.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the three months ended September 30, 2006			
	Banking and financial services(1)	Construction and real estate*	Activity abroad	Total
	NIS millions			
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	118	143	178	439
- Inter-segmental	210	(65)	(94)	51
Operating and other income:				
- From externals	76	3	9	88
- Inter-segmental	3	-	-	3
Total income	407	81	93	581
Provision for doubtful debts	49	99	(8)	140
Operating and other expenses:				
- From externals	73	16	42	131
- Inter-segmental	20	2	-	22
Operating profit (loss) before taxes	265	(36)	59	288
Provision for taxes on operating profit (loss)	121	(16)	24	129
Net profit (loss)	144	(20)	35	159

* The segment's results were reclassified, following changes in the classification of customers.

(1) Includes credit card and capital market activity.

Restrictions and supervision of the segment's activity

- With regard to the Supervisor of Banks' directive concerning deviations from credit limits in current accounts, see the Households Segment section above.
- For details regarding regulatory intervention in the area of banking fees, see the Households Segment section above.

Legal proceedings

See Note 5 to the Condensed Financial Statements.

The Financial Management Segment

The activity of this segment includes the management of the Bank's proprietary portfolio (i.e., the Bank's activity on its own behalf, through investments in bonds, deposits with banks, bond issues, transactions in derivative financial instruments, and more), management of market and liquidity risks resulting from Bank customers' business in the course of trading activity, as well as support for the development and pricing of sophisticated financial products. This segment's activity also includes the activity of the dealing rooms in financial instruments in foreign and local currency.

Market risk is the risk to the Group's income and capital resulting from changes in prices and rates in the financial markets, primarily the following:

Interest rate risk is the risk to capital and income (including future income) that may result from changes in interest rates in the various currencies and sectors (unlinked and CPI-linked).

Inflation/exchange rate risk is the risk to capital and income (including future income) that may result from the effect of changes in the Consumer Price Index and in exchange rates on linkage base exposure (the exposure of financial capital to the three linkage sectors: unlinked shekel, CPI-linked shekel, and foreign currency), and on exposures arising from trading activity.

Liquidity risk is the risk to income and capital that may result from an inability to supply liquidity needs, i.e. a decision by customers to withdraw funds from the Bank in an unforeseen amount. In exceptional supply and demand situations, larger costs may arise from fund raising not in line with planning.

The Bank provides its customers with comprehensive hedging and investment services through its dealing rooms. The dealing room in Tel Aviv provides customers with services related to the various financial instruments (spots, forwards, options, exotic options, swaps, and structured products). It is connected with instruments based on different underlying asset types (foreign currency/foreign currency exchange rates, foreign currency/shekel exchange rates, interest rates, the Consumer Price Index, stock indices, commodities, etc.). In recent months, as a result of a reform enacted by the Ministry of Finance, the Bank has started to act as a market maker in bonds and in Shahar government bond futures. In this activity, the dealing room also serves as a market maker, while the Customer Desk quotes prices and executes transactions with the Bank's customers. The dealing room is also a market maker in most of the products in which it has activity.

Transactions in derivatives with the Bank's customers are conducted in accordance with the credit limits allocated to the customers by the credit authorities at the Bank, and are based on the Bank's internal models. The models determine the credit exposures for transactions executed in the dealing room.

Awareness of the activities offered by the dealing room has grown steadily in recent years, among customers seeking hedging transactions as well as investors. This increase has also led to demand for a broader range of products at a higher level of sophistication.

In response to these needs, and in order to preserve the Bank's standing as a leader and innovator, the dealing room continues to develop financial instruments for its customers. Likewise, the dealing room has substantially expanded its activity as a market maker in "exotic" options (for example, options whose terms include various conditions that may influence the options' value).

The dealing room conducts marketing activity directed towards foreign financial institutions, which has led to a significant increase in volumes of activity with these customers in the range of products for which the Bank acts as market maker.

The calculation of the segment's income also includes the results of investments in shares and in equity-basis investee companies.

Changes in the segment's volume of activity and net profit

Net profit of the segment totaled NIS 604 million in the first nine months of 2007, compared with NIS 434 million in the same period last year.

Profit from financing activity increased, mainly as a result of the measurement of profit in off-balance-sheet derivative instruments on a fair value basis, in contrast to measuring results of balance-sheet financial activity on an accrual basis. Likewise, financing income from financial capital invested in the various linkage segments increased, mainly due to an increase of 2.8% in the known CPI during the period of January-September 2007, versus an increase of 1.5% in the same period last year.

Operating and other income decreased and totaled NIS 44 million, compared with NIS 84 million in the same period last year. The decrease stemmed from profit from the sale of Mastercard shares in the same period last year.

Profit from equity-basis investee companies increased, as a result of the improved profitability of Clal Insurance, stemming mainly from a share issuance of a subsidiary and from the influence of a change in the treatment of special risk reserves by insurance companies.

Set out below are detailed contributions of equity-basis investee companies to net profit:

	For the nine months ended September 30		
	2007	2006	Change
	NIS millions		%
Clal Insurance Enterprises Holdings	**95**	47	102.1
Delek Real Estate[1]	**7**	13	(46.2)
Poalim I.B.I.	**13**	11	18.2
Others	**12**	10	20.0
Total	**127**	81	56.8

(1) see Note 13 in the condensed financial statement.

The Bank Group's investment in equity-basis investee companies totaled NIS 878 million on September 30, 2007, compared with NIS 821 million on December 31, 2006.

The segment's results include profit from extraordinary transactions of NIS 6 million mainly derived from the sale of shares of Sheraton Moriah and some of the shares of Poalim I.B.I., which was offset by the recording of an expense for deferred taxes related to the anticipated realization of Bank Yahav and Bank Massad. In the same period last year, the segment's results included net profit from extraordinary transactions after taxes in the amount of NIS 48 million, mainly from the sale of shares of Industrial Buildings.

Others and Adjustments

This section includes all other activities of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include: investment banking, trust activity, and credit card activity not attributed to the banking segments.

Net profit of this section totaled NIS 50 million in the first nine months of 2007, compared with NIS 44 million in the same period last year, which mainly stemmed from credit card activity of incoming tourism and others.

Income from credit card activity of incoming tourism and others totaled NIS 265 million, compared with NIS 172 million in the same period last year.

Activity in Products

A. Set out below is the distribution of the results of credit card operations by segments of activity:

	For the nine months ended September 30, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Activity of customers of banks outside the Group and incoming tourism	Total
	NIS millions						
Profit from financing activity	**30**	**12**	**4**	**-**	**-**	**25**	**71**
Operating and other income	**415**	**168**	**66**	**8**	**6**	**265**	**928**
Operating and other expenses	**249**	**95**	**36**	**5**	**3**	**236**	**624**
Operating profit before taxes	**196**	**85**	**34**	**3**	**3**	**54**	**375**
Provision for taxes on operating profit	**80**	**35**	**14**	**1**	**1**	**22**	**153**
Operating profit after taxes	**116**	**50**	**20**	**2**	**2**	**32**	**222**
Minority interests' share in profits of consolidated companies	**(11)**	**-**	**-**	**-**	**-**	**-**	**(11)**
Net profit	**105**	**50**	**20**	**2**	**2**	**32**	**211**
Average balances:							
Average balance of assets	**5,925**	**2,494**	**891**	**89**	**178**	**-**	**9,577**
Average balance of liabilities	**5,881**	**2,372**	**948**	**95**	**189**	**-**	**9,485**
Average balance of risk assets	**5,399**	**2,177**	**871**	**87**	**174**	**-**	**8,708**

	For the nine months ended September 30, 2006						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Activity of customers of banks outside the Group and incoming tourism	Total
	NIS millions						
Profit from financing activity	31	12	5	-	-	13	61
Operating and other income	425	171	68	8	6	172	850
Operating and other expenses	262	97	38	4	3	145	549
Operating profit before taxes	194	86	35	4	3	40	362
Provision for taxes on operating profit	87	38	16	2	1	18	162
Operating profit after taxes	107	48	19	2	2	22	200
Minority interests' share in profits of consolidated companies	(15)	-	-	-	-	-	(15)
Net profit	92	48	19	2	2	22	185
Average balances:							
Average balance of assets	5,812	2,448	874	87	175	-	9,396
Average balance of liabilities	5,793	2,336	934	93	187	-	9,343
Average balance of risk assets	4,298	1,733	693	69	139	-	6,932

A. Set out below is the distribution of the results of credit card operations by segments of activity (continued):

	For the three months ended September 30, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Activity of customers of banks outside the Group and incoming tourism	Total
	NIS millions						
Profit from financing activity	**9**	**4**	**1**	**-**	**-**	**9**	**23**
Operating and other income	**151**	**62**	**24**	**3**	**2**	**85**	**327**
Operating and other expenses	**95**	**36**	**13**	**2**	**1**	**77**	**224**
Operating profit before taxes	**65**	**30**	**12**	**1**	**1**	**17**	**126**
Provision for taxes on operating profit	**26**	**12**	**5**	**-**	**-**	**7**	**50**
Operating profit after taxes	**39**	**18**	**7**	**1**	**1**	**10**	**76**
Minority interests' share in profits of consolidated companies	**(4)**	**-**	**-**	**-**	**-**	**-**	**(4)**
Net profit	**35**	**18**	**7**	**1**	**1**	**10**	**72**

	For the three months ended September 30, 2006						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Activity of customers of banks outside the Group and incoming tourism	Total
	NIS millions						
Profit from financing activity	12	4	1	-	-	5	22
Operating and other income	147	59	23	3	3	58	293
Operating and other expenses	94	34	14	2	1	45	190
Operating profit before taxes	65	29	10	1	2	18	125
Provision for taxes on operating profit	30	13	5	1	1	8	58
Operating profit after taxes	35	16	5	-	1	10	67
Minority interests' share in profits of consolidated companies	(5)	-	-	-	-	-	(5)
Net profit	30	16	5	-	1	10	62

B. Set out below is the distribution of the results of capital market activity in Israel by segments of activity:

	For the nine months ended September 30, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
				NIS millions			
Profit from financing activity	**5**	**24**	**4**	**1**	**10**	**8**	**52**
Operating and other income:							
- From externals	**145**	**533**	**58**	**16**	**106**	**106**	**964**
- Inter-segmental	**(13)**	**(102)**	**(11)**	**(4)**	**(28)**	**158**	**-**
Total income	**137**	**455**	**51**	**13**	**88**	**272**	**1,016**
Operating and other expenses	**79**	**232**	**24**	**2**	**60**	**281**	**678**
Operating profit (loss) before taxes	**58**	**223**	**27**	**11**	**28**	**(9)**	**338**
Provision for taxes on operating profit (loss)	**24**	**91**	**11**	**4**	**11**	**(4)**	**137**
Operating profit (loss) after taxes	**34**	**132**	**16**	**7**	**17**	**(5)**	**201**
Minority interests' share in profits of consolidated companies	**(11)**	**-**	**-**	**-**	**-**	**-**	**(11)**
Operating profit (loss)	**23**	**132**	**16**	**7**	**17**	**(5)**	**190**
Net profit from extraordinary transactions, after taxes	**157**	**91**	**25**	**5**	**12**	**-**	**290**
Net profit (loss)	**180**	**223**	**41**	**12**	**29**	**(5)**	**480**
Average balances:							
Average balance of provident fund, mutual fund, and advanced study fund assets	**25,400**	**50,578**	**7,072**	**3,668**	**11,239**	**43,840**	**141,797**
Average balance of other assets under management	**4,886**	**363**	**20**	**7**	**15,581**	**-**	**20,857**
Average balance of securities in custody	**7,998**	**46,320**	**7,011**	**4,880**	**272,742**	**22,943**	**361,894**

B. Set out below is the distribution of the results of capital market activity in Israel by segments of activity (continued):

	For the nine months ended September 30, 2006						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
				NIS millions			
Profit from financing activity	6	25	3	1	7	3	45
Operating and other income:							
- From externals	173	542	59	16	85	149	1,024
- Inter-segmental	(12)	(82)	(9)	(3)	(13)	119	-
Total income	167	485	53	14	79	271	1,069
Operating and other expenses	86	237	23	3	54	270	673
Operating profit before taxes	81	248	30	11	25	1	396
Provision for taxes on operating profit	36	111	13	5	11	-	176
Operating profit after taxes	45	137	17	6	14	1	220
Minority interests' share in profits of consolidated companies	(12)	-	-	-	-	-	(12)
Net Operating profit	33	137	17	6	14	1	208
Net profit from extraordinary transactions, after taxes	60	413	30	6	-	-	509
Net profit	93	550	47	12	14	1	717
Average balances:							
Average balance of provident fund, mutual fund, and advanced study fund assets	31,830	55,816	8582	3,746	15,471	25,758	141,203
Average balance of other assets under management	3,128	453	26	23	10,492	-	14,122
Average balance of securities in custody	7,931	35,068	4,497	3,684	213,177	24,819	289,176

B. Set out below is the distribution of the results of capital market activity in Israel by segments of activity (continued):

	For the three months ended September 30, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit from financing activity	**2**	**9**	**2**	**-**	**4**	**-**	**17**
Operating and other income:							
- From externals	**51**	**174**	**18**	**6**	**33**	**27**	**309**
- Inter-segmental	**(4)**	**(35)**	**(4)**	**(2)**	**(12)**	**57**	**-**
Total income	**49**	**148**	**16**	**4**	**25**	**84**	**326**
Operating and other expenses	**28**	**87**	**10**	**1**	**24**	**95**	**245**
Operating profit (loss) before taxes	**21**	**61**	**6**	**3**	**1**	**(11)**	**81**
Provision for taxes on operating profit (loss)	**9**	**24**	**2**	**1**	**-**	**(5)**	**31**
Operating profit (loss) after taxes	**12**	**37**	**4**	**2**	**1**	**(6)**	**50**
Minority interests' share in profits of consolidated companies	**(1)**	**-**	**-**	**-**	**-**	**-**	**(1)**
Net profit (loss)	**11**	**37**	**4**	**2**	**1**	**(6)**	**49**

	For the three months ended September 30, 2006						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit from financing activity	3	10	1	-	2	-	16
Operating and other income:							
- From externals	53	155	17	6	25	45	301
- Inter-segmental	(4)	(25)	(3)	(1)	(4)	37	-
Total income	52	140	15	5	23	82	317
Operating and other expenses	28	74	7	1	17	87	214
Operating profit (loss) before taxes	24	66	8	4	6	(5)	103
Provision for taxes on operating profit (loss)	11	30	3	2	3	(2)	47
Operating profit (loss) after taxes	13	36	5	2	3	(3)	56
Minority interests' share in profits of consolidated companies	(3)	-	-	-	-	-	(3)
Net profit (loss)	10	36	5	2	3	(3)	53

Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in various economic sectors, mainly in Israel, through equity-basis investees.

In September 2007, an agreement was signed between the Bank and Mizrahi-Tefahot Bank Ltd., according to which Mizrahi will acquire from the Bank the Bank's full holdings in Bank Yahav for Government Employees Ltd., comprising 50% of the issued capital of Yahav, including related rights.

In September 2007, an agreement was signed between the Bank and First International Bank of Israel, to sell its full holdings (51%) in the issued and paid-up share capital of Bank Massad Ltd. to FIBI.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit totaled NIS 698 million in the first nine months of 2007, compared with NIS 580 million (neutralizing the contribution of Otsar Hahayal) in the same period last year. The Bank's return on its investment in subsidiary and affiliated companies in the first nine months of 2007 reached 8.2%, in annualized terms, compared with 6.4% in the same period last year.

The Bank's investment in subsidiary and affiliated companies totaled NIS 14.2 billion on September 30, 2007, compared with NIS 13.6 billion at the end of 2006.

Banking Subsidiaries in Israel (Bank Massad and Bank Yahav) contributed a total of NIS 29 million to the Bank's net operating profit, compared with NIS 36 million in the same period last year. The Bank's return on its investments in banking subsidiaries in Israel reached 10.7% in the first nine months of 2007, compared with 10.5% in the same period last year (neutralizing Otsar Hahayal).

The Bank's investment in banking subsidiaries in Israel totaled NIS 410 million on September 30, 2007, compared with NIS 366 million at the end of 2006.

The following is a review of the activities of the principal companies:

Bank Massad - Specializes in providing services to employees of the education sector, other salaried employees, and owners of small businesses.

In September 2007, the Bank signed an agreement with First International Bank of Israel Ltd. (hereinafter: "FIBI") for the sale of the Bank's full holdings in Bank Massad, comprising 51% of the share capital of Bank Massad, in consideration for a total of NIS 236 million. According to the agreement, the sale transaction is to be completed by March 31, 2008, unless the closing date is postponed in accordance with the terms of the agreement, up to June 30, 2008. It was further agreed that Bank Massad would continue to receive IT services from the Bank, according to the terms currently prevailing between the Bank and Bank Massad, for a period of three years from the date of completion of the transaction.

The sale transaction is subject, among other things, to receipt of the regulatory approvals required by law,completion of the sale of the provident funds owned or controlled by Bank Massad and approval by the board of directors of Bank Massad.

Upon completion of the transaction, the Bank is expected to record a profit of NIS 57 million in its financial statements.

Subsequent to the decision regarding the impending realization of its holdings in Bank Massad, the Bank recorded in the second quarter of this year, deferred tax expenses in the amount of NIS 23 million under the item "Profit from extraordinary transactions, after taxes."

Bank Massad's net profit totaled NIS 28 million in the first nine months of 2007, compared with NIS 44 million in the same period last year, which included profit from the sale of mutual fund management rights. Net return on equity amounted to 13.9%, compared with 22.7% in the same period last year.

Bank Massad's contribution to the Bank's net operating profit totaled NIS 8 million, compared with NIS 15 million in the same period last year. Its contribution to the Bank's net profit from extraordinary transactions, due to the sale of mutual fund management rights, totaled NIS 9 million in the first nine months of 2006.

The Bank's investment in Bank Massad totaled NIS 146 million on September 30, 2007.

Bank Yahav - A bank specializing in the provision of services to civil servants and to employees of government companies and corporations.

In September 2007, the Bank signed an agreement with Mizrahi-Tefahot Bank Ltd. (hereinafter: "Mizrahi") for the sale of the Bank's full holdings in Bank Yahav for Government Employees Ltd. (hereinafter: "Yahav"), comprising 50% of the issued share capital of Yahav, and the related rights (the "Shares Sold"). The completion date will be determined by the parties, but shall not be later than December 27, 2007.

On November 13, 2007, the sale agreement was amended to state that the consideration for the holdings of Bank Yahav will be in a fixed amount of NIS 371 million. In addition, the Bank will be entitled to receive its proportional share of the consideration from the sale of provident funds under the ownership or management of Bank Yahav.

It was further agreed that the completion date of the sale transaction would be postponed to March 27, 2008, and that if the sale of Yahav's provident funds is not completed by that date, the completion date will be postponed to June 27, 2008.

Completion of the transaction is contingent upon several suspending conditions, including the receipt of the regulatory approvals required by law, and completion of the sale of the provident funds owned or controlled by Bank Yahav.

Subsequent to the decision regarding the impending realization of its holdings in Bank Yahav, the Bank recorded in the second quarter of this year deferred tax expenses in the amount of NIS 51 million under the item "Profit from extraordinary transactions, after taxes." It has also been agreed that Bank Yahav will continue to receive computer services from the Bank, on the terms presently prevailing between the Bank and Bank Yahav, for a period of three years from the date of completion of the transaction.

Bank Yahav's net profit totaled NIS 62 million in the first nine months of 2007, compared with NIS 57 million in the same period last year. Net return on equity amounted to 17.2%, compared with 17.6% in the same period last year.

Bank Yahav's contribution to the Bank's net operating profit amounted to NIS 21 million, similar to the same period last year. Bank Yahav's contribution to net profit from extraordinary transactions, due to the sale of mutual fund management rights, totaled NIS 9 million in the first nine months of 2006.

The Bank's investment in Bank Yahav totaled NIS 264 million on September 30, 2007.

Subsidiaries abroad constitute part of the Bank's international activity. The subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., Poalim Asset Management, Hapoalim Securities U.S.A. Inc., and Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif"). The subsidiaries abroad ended the first nine months of 2007 with a profit of NIS 191 million, compared with a profit of NIS 126 million in the same period last year (on the basis of their foreign-currency statements of profit and loss, converted into shekels according to the exchange rate on the report date).

The contribution of the subsidiaries abroad to the Bank's net operating profit amounted to NIS 115 million in the first nine months of 2007; in the same period last year, these companies made no contribution to the Bank's net operating profit. Most of the increase in the contribution results from the effect of the depreciation of the shekel against various currencies in the parallel period and from the consolidation of Bank Pozitif for the first time.

The Bank's investment in subsidiaries abroad totaled NIS 3.8 billion on September 30, 2007.

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - Mainly engages in the provision of private banking services to international customers.

Hapoalim Switzerland's net profit, according to its financial statements, totaled CHF 24 million in the first nine months of 2007, compared with CHF 21 million in the same period last year.

Hapoalim Switzerland's contribution to the Bank's net operating profit totaled NIS 66 million, compared with NIS 61 million in the same period last year.

The Bank's investment in Hapoalim Switzerland totaled NIS 1.1 billion on September 30, 2007.

Bank Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - Engages in financial and banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates, as well as granting loans to Israeli customers.

Hapoalim Luxembourg made a negative contribution amounting to a loss of NIS 8 million in the first nine months of 2007, compared with the negative contribution of NIS 11 million in the same period last year. The differences resulted from the change in the shekel exchange rate against the dollar.

The Bank's investment in Hapoalim Luxembourg totaled NIS 86 million on September 30, 2007.

Poalim Asset Management (hereinafter: "PAM") - Global asset management companies. The companies develop complex new products for global private banking customers, in cooperation with the worldwide Frank Russell Company and with other leading bodies.

PAM's net profit, according to its financial statements, totaled GBP 3 million in the first nine months of 2007, similar to the same period last year.

Taking into consideration the effect of the appreciation of the shekel against the pound sterling, the contribution of PAM to the Bank's net operating profit totaled NIS 24 million, compared with NIS 26 million in the same period last year.

The Bank's investment in PAM totaled NIS 140 million on September 30, 2007.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

The contribution of Cayman to the Bank's net operating profit was negative and amounted to a loss of NIS 2 million, compared with a negative contribution in the amount of NIS 7 million in the same period last year. The difference resulted from changes in the shekel exchange rate against the dollar.

The Bank's investment in Cayman totaled NIS 223 million on September 30, 2007.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - In March 2006, the Bank acquired the company, a broker-dealer registered and operating in the United States.

Net profit of Hapoalim Securities, according to its financial statements, totaled USD 2 million in the first nine months of 2007, compared with a loss of USD 3 million in the same period last year.

The contribution of Hapoalim Securities to the Bank's net operating profit was NIS 4 million in the first nine months of 2007, compared with a negative contribution in the amount of NIS 20 million in the same period last year.

The Bank's investment in Hapoalim Securities totaled NIS 91 million on September 30, 2007.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif") - At the end of 2006, the Bank acquired 57.55% of the means of control of Bank Pozitif, a bank incorporated and operating in Turkey, specializing in corporate and investment banking.

Net profit of Bank Pozitif, according to its financial statements, totaled 22 million Turkish Lira in the first nine months of 2007 (equal to about NIS 73 million, calculated according to the exchange rate at the end of the reporting period).

The contribution of Bank Pozitif to the Bank's net operating profit totaled NIS 96 million in the first nine months of 2007.

The Bank's investment in Bank Pozitif totaled NIS 530 million on September 30, 2007.

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of these companies' activity are the marketing and operation of credit card systems, trust activity, captive reinsurance of the Group's companies, issuing and finance, investment banking services, research and valuation studies, and financial consulting.

Isracard, Europay (Eurocard) Israel, Poalim Express, and Aminit - The Bank Group's main activities involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems under a single administrative and operational umbrella - the "Isracard Group."

Isracard issues, clears, and operates Isracard credit cards (a private brand owned by the company), issued for use in Israel only. It also issues credit cards jointly with Europay (Eurocard) Israel ("Europay") that combine the Isracard and MasterCard brands ("MasterCard cards"). The company also clears transactions performed with MasterCard cards issued in Israel, including MasterCard cards issued by other local issuers, at businesses that have an agreement with the company, as well as transactions executed in Israel at the aforesaid businesses using cards issued abroad and paid to the businesses in Israeli currency. Transactions using MasterCard cards issued abroad, executed in Israel at businesses that have an agreement with Europay, and paid to the businesses in foreign currency are cleared by Europay. MasterCard cards are issued and cleared under a license from MasterCard International Incorporated. Isracard also issues, clears and operates various additional products, such as gas station cards and gift cards.

Cards issued by Isracard and Europay are distributed to owners of accounts at banks with which the companies have agreements. Cards are also issued and distributed through various other channels, including through contractual engagements with organizations and clubs.

The range of different types of credit cards issued by Isracard includes cards issued jointly with consumer, professional, and other organizations, clubs, and groups, such as Ashmoret cards for members of the Israel Teachers Union, HOT cards for members of the Union of Practical Engineers and Technicians in Israel, Hever membership cards for career military personnel, credit cards for members of the Israel Bar Association, and a range of other collaborations with various consumer clubs.

Isracard issues cards that provide revolving credit (under the brand name More), allowing customers to determine the terms of repayment, within the framework of the offered program. Isracard also operates various credit programs under the Isracredit plan and provides general- purpose loans based on credit card credit lines.

The credit cards serve customers in various sectors, including private customers, corporate employees (where the corporation is charged for payment), corporate purchasing, and B2B (Business to Business - payment transfers between businesses).

Isracard operates loyalty programs for cardholders and conducts large-scale marketing campaigns, including joint campaigns with leading entities in various sectors.

Isracard and Europay have clearing agreements with businesses in a range of sectors, and offer the various businesses a range of marketing, financial, and operational services, in addition to clearing services.

The number of the Isracard Group's Isracard and MasterCard cards issued by Isracard and Europay as at September 30, 2007 is 2.5 million, compared with 2.4 million cards on December 31, 2006.

In the first nine months of 2007, the volume of activity in Isracard and MasterCard cards reached NIS 46.4 billion, compared with NIS 42.3 billion in the same period last year.

Poalim Express - Issues, clears, and operates American Express credit cards issued for use in Israel and abroad.

Cards issued by Poalim Express are distributed to owners of accounts at banks with which Poalim Express has agreements. Poalim Express also issues and distributes cards through various other channels, including contractual engagements with organizations and clubs.

Poalim Express issues a range of credit cards targeted to specific population segments, including Business cards for business customers, Platinum cards, and Centurion cards for high-net-worth customers.

Poalim Express operates loyalty programs for cardholders and conducts marketing campaigns, including joint campaigns with various entities.

Poalim Express has clearing agreements with businesses in a range of sectors, and offers the various businesses a range of marketing, financial, and operational services, in addition to clearing services.

The number of American Express cards issued by Poalim Express as at September 30, 2007 is 222 thousand, compared with 205 thousand cards at the end of 2006.

In the first nine months of 2007, the volume of activity in American Express cards reached NIS 5.0 billion, compared with NIS 4.3 billion in the same period last year.

Within the Isracard Group, Aminit issues, clears, and operates Visa brand travelers' checks and credit cards issued for use in Israel and abroad.

Cards issued by Aminit are distributed to owners of accounts at banks with which Aminit has agreements.

The number of Visa cards issued by Aminit as at September 30, 2007 is 28 thousand, compared with 21 thousand cards at the end of 2006.

On March 9, 2007, a memorandum of understanding was signed between the Bank and The Phoenix Holdings Ltd., according to which The Phoenix will acquire 25% of the total share capital of Isracard and Europay from the Bank.

The consideration to be paid by The Phoenix for the aforesaid holdings in the companies will be calculated based on an aggregate value of NIS 2.55 billion for the companies, adjusted for dividend distribution, if and as dividends are distributed until the date of completion of the transaction.

Execution of the transaction is subject to due diligence and various regulatory approvals.

The Antitrust Commissioner has notified the Bank that in her opinion, the acquisition of holdings in Isracard by The Phoenix or any other cooperation between these companies may impair competition in the area of credit; she therefore requested details regarding the contractual engagement of the Bank and/or Isracard with The Phoenix. The Bank and Isracard have provided the Antitrust Commissioner with the requested information.

In addition, the Bank has received a copy of a notice sent to The Phoenix by the Head of the Brokers and Advisors Department in the Capital Market, Insurance, and Savings Division at the Ministry of Finance, according to which the Division intends to examine the purchase transaction. This notice expresses the position that the purchase "is incompatible with the recommendations of the Bachar Committee for change in the structure of the capital market in Israel" and that "the joint ownership in Isracard will not allow the Bank to serve as an objective pension advisor, especially with regard to The Phoenix Group's products. This issue may have implications for the granting of a pension advisor's license to the Bank, or for the determination of restrictive rules within such a license." The Bank opposes these stated positions.

On November 13, 2007, a memorandum of principles was signed between Isracard and Europay, on the one hand, and Mizrahi-Tefahot Bank Ltd. (hereinafter: "Mizrahi Bank") on the other hand, according to which the term of the existing agreements between the parties with regard to the issuance of credit cards was extended for an additional period of ten years. The parties further agreed to conduct negotiations to reach a new agreement between Isracard and Europay, and Mizrahi Bank, by the end of February 2008, which will also address the issuance of branded credit cards for Mizrahi Bank. The new agreement is also to be signed for a ten-year period.

If a new agreement is signed, Isracard and Europay will allocate shares to Mizrahi Bank granting it a 3.6% stake in their share capital. If a new agreement is not signed, Isracard and Europay will allocate shares to Mizrahi Bank granting it a 1.8% stake in their share capital.

The aforesaid agreements are subject to all required regulatory approvals.

The bank is considering a public offering of Isracard Ltd. shares. At this stage, although a decision has not yet been reached with regard to aforesaid offering, and the capital raising structure and timeframe have not yet been determined, Isracard is preparing a draft prospectus, at the request of the Bank.

Negotiations are being conducted between the Bank and Isracard with regard to updating the conditions of alliance between the two parties.

On November 1, 2007, Isracard entered into a contractual engagement with Global Factoring Ltd. ("Global"), a private company in the field of factoring, and with its shareholders, in a document of principles, according to which 51% of the issued capital of Global will be allocated to Isracard. In return, Isracard will provide Global with a shareholder's loan in the amount of NIS 24 million. Completion of the transaction is contingent upon signing of the agreement and regulatory approvals, if required.

Profit and income from credit cards - Net operating profit of the Isracard Group in the first nine months of 2007 totaled NIS 125 million, compared with NIS 106 million in the same period last year, an increase of 17.9%, mainly due to an increase in the volume of activity in credit cards in Israel. Net profit of the Isracard Group in the first nine months of 2007 totaled NIS 137 million, compared with NIS 134 million in the same period last year, an increase of 2.2%, since the corresponding period last year includes a profit of NIS 28 million from the redemption of Mastercard Incorporated shares, which was performed as part of a public share offering by Mastercard Incorporated, compared with a profit of NIS 12 million in the first nine months of 2007. The contribution of the Isracard Group to the Bank's net operating profit, after taxes, totaled NIS 120 million, compared with NIS 134 million in the same period last year, a decrease of 10.4%, as a result, among other things, of the decrease in profits due to the redemption of Mastercard Incorporated shares, as noted above.

The contribution of the Isracard Group's activity to fee income, which is included under operating income (before clearing related expenses), amounted to NIS 928 million, compared with NIS 850 million in the same period last year, an increase of 9.2%, which mainly resulted from an increase in the volume of activity in Israel and in incoming and outgoing tourism.

In May 2005, the Antitrust Commissioner (hereinafter: the "Commissioner") declared Isracard a holder of a monopoly in clearing Isracard and MasterCard charge cards. Based on the opinion of legal advisors, the Bank and Isracard believe that Isracard has strong arguments against the aforesaid declaration of monopoly, and Isracard has appealed the declaration in court. In any case, the Commissioner's aforesaid declaration of monopoly will be canceled subject to the establishment of the "Arrangement" described below.

In August 2005, the Israel Antitrust Authority notified Isracard that the Commissioner intended to impose directives on Isracard under Section 30 of the Restrictive Trade Practices Law. The main points of the directives, of which Isracard received a draft, are as follows:

- A directive instructing Isracard to allow local clearing of MasterCard credit cards by additional clearers, as well as of Isracard cards (the brand owned by Isracard), subject to compliance with the license terms specified by the Commissioner, as described below.
- A directive instructing Isracard to sign a "Local Agreement" regulating the interaction between clearers and issuers for the purpose of clearing in Israel of the aforesaid cards, under temporary interchange fee terms (a fee paid by clearers of credit card transactions to the issuers of the credit cards), as approved by the Antitrust Tribunal for other clearers, and a fixed interchange fee, to be approved. These fees relate to the clearing of the aforesaid cards, as well as for clearing by Isracard of Visa cards issued by the other clearers (hereinafter: the "Local Agreement").
- A directive instructing Isracard to implement a common technical interface for the performance of local clearing.

The terms stipulated by the Commissioner for the granting of a license to clear Isracard cards, to the other clearers, include Isracard's right to receive monetary remuneration for the license, and the obligation of other clearers who apply for such a clearing license to issue a minimum number of Isracard cards.

Based on the opinion of legal advisors, the Bank and Isracard believe that Isracard has strong arguments against the issuance of the directives in the aforesaid draft, in itself, as well as against their content and extent. In October 2005, Isracard presented this position to the Commissioner. Following talks held between Isracard, Aminit, the credit card companies Leumi Card Ltd. and Cartisei Ashrai LeIsrael Ltd. (these four companies jointly, hereinafter: the "Credit Card Companies"), and the Commissioner, the Credit Card Companies reached an arrangement among themselves (hereinafter: the "Arrangement"), with the Commissioner's support, under which the Credit Card Companies will enter into a detailed Local Agreement among themselves regarding full local clearing in Israel, including the operation of an appropriate technical interface (hereinafter: the "Technical Interface"), of transactions in Visa and MasterCard credit cards. This Arrangement also includes matters that require approval of a binding arrangement from the Antitrust Tribunal. The Credit Card Companies, together with the banks that control each of them - respectively, the Bank, Bank Leumi LeIsrael B.M., Israel Discount Bank Ltd., and First International Bank of Israel Ltd. - filed a request with the Tribunal on October 30, 2006 to approve a binding arrangement, under the terms formulated and agreed upon with the Commissioner. According to the terms, the Arrangement will be in effect from the date of its approval by the Tribunal, and will expire on July 1, 2013. Objections to the aforesaid request have been filed. The Tribunal granted a temporary permit to the Arrangement, until May 31, 2008.

The terms of the Arrangement include, among other things: the establishment of rates of interchange fees, which gradually decrease during the period of the Arrangement; commitment by the parties to petition the Tribunal for approval of an interchange fee for the period following the end of the Arrangement, should the parties wish to continue cross-clearing; the obligation of Isracard, under certain conditions, to set identical fees for the same business for clearing transactions in Isracard and MasterCard cards; and various rules of conduct that will apply to the Credit Card Companies in their contractual engagements with businesses to enter into clearing arrangements with them, including a prohibition on ligation of different cards and various prohibitions on discrimination; and in addition, a commitment by the banks listed above to apply the aforesaid rules of conduct to themselves as well, and to undertake rules of conduct in their relationships with holders of credit cards and with businesses that accept credit cards, essentially prohibitions on discrimination, ligation, or influence in manners prohibited in the Arrangement to transfer to a particular credit card or clear with any of the Credit Card Companies.

The Arrangement also includes a directive under which the Commissioner will cancel the declaration of Isracard as the holder of a monopoly in clearing Isracard and MasterCard credit cards, provided that the conditions stipulated in the Arrangement are fulfilled, including approval of the Arrangement by the Tribunal and implementation of cross-clearing of transactions through the Technical Interface.

On November 11, 2007, during the discussion of the request to approve a restrictive arrangement, the court ruled that the applicants for the approval must present an expert opinion to the court with regard to the appropriate rates of interchange fees, before the court gives a verdict on this matter. Isracard is considering its position in light of the court's decision.

The Bank and Isracard cannot estimate whether or when the request for permanent approval of the Arrangement will be granted.

In May 2007, Isracard and Aminit signed a Local Agreement.

In June 2007, the Credit Card Companies began direct clearing in Israel, through the Technical Interface, of transactions executed in MasterCard and Visa credit cards, according to the credit cards in which each company operates.

The Interministerial Committee for the Examination of Market Failures in the Credit Card Industry (hereinafter: the "Committee"), headed by the Accountant-General of the Ministry of Finance, published its report in late February 2007. The Committee believes that there are market failures in the credit card market and proposes amending the Banking (Licensing) Law, 5741-1981, in order to implement the following recommendations:

A. To appoint an authorized party who in order to ensure competition in the area of clearing charge cards will have the authority to:
   1. Require mutual clearing among the three credit card companies currently operating in the Visa and MasterCard markets, as well as between the aforesaid three companies and any new company to enter these markets.
   2. Require issuers in a closed credit card system of significant volume to allow all clearers to clear its cards, thereby opening the clearing of these credit card systems to competition.

B. To appoint the Supervisor of Banks as the authorized party, and to grant him the authority to supervise issuers and clearers, including supervision of the rate of interchange fees.

C. To encourage new suppliers to enter the fields of issuing and clearing.

D. In addition, the Committee proposed recommendations with regard to discounting of transactions executed using credit cards (hereinafter: "discounting").

In March 2007, a private law proposal based on the Committee's recommendations was submitted to the Knesset.

The Bank estimates that the possible materialization of any of the following: large-scale clearing of transactions in MasterCard cards by additional clearers other than Isracard; implementation of the Arrangement and its terms, including reduction of the interchange fee or equalization of clearing fees in Isracard cards to those of MasterCard cards; the declaration of a monopoly remaining in effect, in contradiction of the Arrangement, and the issuance of directives on the basis thereof; or legislation on the basis of the Committee's recommendations regarding the clearing of transactions executed using credit cards (as opposed to its recommendations regarding discounting), and corresponding activity by existing or new participants in the credit card market, including in brands owned and operated by the Bank's credit card companies, may lead to a decrease in the Bank Group's income in the future. However, the Bank cannot estimate the extent of such an effect.

In March 2007, two private law proposals were submitted to the Knesset concerning the separation of ownership in credit card companies from the banks. At this stage, the Bank cannot estimate whether the aforesaid law proposals will be legislated, or if legislated, their implications for the Bank, if any.

Poalim Capital Markets - Investment House Ltd. (hereinafter: "Poalim Capital Markets") - Operates a wide range of investment banking services and invests in capital funds and in knowledge- and technology-intensive companies, directly and through its subsidiaries (hereinafter: the "Poalim Capital Markets Group"). The activity of the Poalim Capital Markets Group is managed via two main segments of activity: investment banking activity and Private Equity activity. In the framework of Private Equity activity the group engages in the management of venture capital funds through its subsidiary Poalim Ventures, under a permit granted by the Bank of Israel; invests in other investment funds either directly or by initiating and establishing strategic partnerships such as Poalim Real Estate - Eastern Europe a fund for entrepreneurial investment in real estate, construction and development in East Europe, Poalim Abus Las Americas Fund for entrepreneurial investment in real estate in Latin America and Poalim Medica 3 Fund for investments in the fields of Life Sciences.

The Poalim Capital Markets Group provides a range of investment banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes and for public and private offerings abroad, and guidance of companies in Israel and abroad in investments of various kinds. The Poalim Capital Markets Group also provides, through an equity-basis investee: Poalim I.B.I. Managing & Underwriting Ltd., consulting, underwriting, and management services for public offerings in Israel and capital raising through private offerings.

In accordance with the Group's strategy of expanding the investment banking services offered to its customers to encompass international capital markets, the Poalim Capital Markets Group has entered into strategic collaborations with the U.S. investment bank William Blair & Company. Within these collaborations, Poalim Capital Markets and William Blair & Company, offer investment banking services to individuals, Israeli companies, and Israeli-related companies, including services related to private and public offerings abroad, as well as services related to mergers and acquisitions.

On February 20, 2007, the Knesset Finance Committee passed a proposal to amend the Securities Regulations regarding underwriting methods (hereinafter: the "New Regulations"). Under the New Regulations, which took effect on July 1, 2007 (for a period of two years), an underwriter is not permitted to serve as a pricing underwriter or to make an underwriting commitment in excess of 15% of the total underwriting commitments given in an offering to the public which is not an offering of shares included in the TA-25 index, under a number of conditions.

In order to meet the conditions specified in the aforesaid regulations, Poalim Capital Markets realized 5.45% of its holdings in Poalim I.B.I., so that its stake in Poalim I.B.I. stands to date at 19.97%. Poalim Capital Markets recorded a capital gain from this sale, in the second quarter of 2007, in the amount of NIS 12 million.

In July 2007, the Board of Directors of the Bank resolved to allocate USD 250 million to a program for investment in a variety of private equity funds, as well as for direct investments in selected portfolio companies through joint investment with the funds, for a period of three years, via Poalim Capital Markets.

Poalim Capital Markets ended the first nine months of 2007 with a total profit of NIS 51 million, compared with NIS 44 million in the same period last year.

The contribution of Poalim Capital Markets to the Bank's net profit totaled NIS 22 million in the first nine months of 2007, compared with NIS 31 million in the same period last year.

The contribution of Poalim Capital Markets to the Bank's net profit from extraordinary activities, due to the sale of its shares in Poalim I.B.I., totaled NIS 12 million in the first nine months of 2007.

The Bank's investment in Poalim Capital Markets totaled NIS 322 million on September 30, 2007.

Poalim Trust Services - Offers a range of business, private, and personal/family trust services to local and foreign residents and to Israeli and foreign companies. The company also acts as trustee for a large number of mutual funds. Total assets in trust as at September 30, 2007 amounted to NIS 42.5 billion.

Equity-Basis Investees - The Bank's share in the net operating profits of equity-basis investee companies amounted to NIS 127 million in the first nine months of 2007, compared with NIS 81 million in the same period last year.
The Bank Group's investment in equity-basis investee companies totaled NIS 878 million on September 30, 2007.

Clal Insurance Enterprises Holdings Ltd. (hereinafter: "Clal Holdings") - A holding company in the insurance sector and in insurance-related areas of activity.
The contribution of Clal Holdings to the Bank's net operating profit totaled NIS 95 million in the first nine months of 2007, compared with NIS 47 million in the same period last year. The improvement in the contribution of Clal Holdings was a result of profit from the share issuance of a subsidiary and of the influence of a change in the treatment of special risks reserves by insurance companies. The Bank holds 14.1% of the issued capital of Clal Holdings.
The Bank's investment in Clal Holdings totaled NIS 495 million on September 30, 2007. The market value of the Bank's investment as at that date was NIS 795 million.
With regard to restrictions on holdings in Clal Holdings, see the section on "Capital Market Reform" in the Annual Financial Statements for 2006.
For details regarding exposure to class action suits at Clal Holdings, see Note 6 to the Condensed Financial Statements.

Delek Real Estate Ltd. (hereinafter: "Delek Real Estate") - A company engaged in three main areas of activity: investments in yield-generating real estate abroad; initiatives, development, and construction of residential projects in Israel; and initiatives, development, construction, and acquisition of commercial buildings, gas stations, and office buildings, and rental of same as yield-generating assets.
The contribution of Delek Real Estate to the Bank's net operating profit totaled NIS 7 million in the first nine months of 2007, compared with NIS 13 million in the same period last year.
The Bank's investment in the company totaled NIS 278 million on September 30, 2007. The market value of the Bank's investment as at that date was NIS 298 million.
The financial statements of the equity-basis investee Delek Real Estate Ltd. had not yet been approved and published by the date of approval of the Bank's financial statements. Therefore, with the approval of the Supervisor of Banks, the Bank's share in the results of operations of Delek Real Estate was not included in the Bank's results of operations for the third quarter of 2007.
The Bank holds 10.5% of Delek Real Estate. The Bank's investment in Delek Real Estate in the financial statements as at June 30, 2007 totaled NIS 278 million. The contribution of Delek Real Estate to the net profit Bank for the three-month and six-month periods ended June 30, 2007 totaled NIS 5 million and NIS 7 million, respectively (in 2006: NIS 16 million).

Strategic Plan

The Bank operates under a long-term strategic plan, which is examined and updated each year. At the end of 2006, the Board of Management and Board of Directors of the Bank approved the Bank's work plans and business objectives for 2007, based on its strategic plan.

The Bank's business objectives are a gradual increase of its return on equity to the levels prevalent in international banking, and continued growth in the Bank's net profit from expansion of its activity abroad.

The Bank's work plans originally targeted a return on equity of approximately 16% in 2007, according to the method of calculation that was in use until recently. This objective did not include expected profits from the sale of provident funds owned by the Bank and from the sale of other assets, including sales as required under the Bachar Reform legislation. Taking into account additional profits from these sales, return on equity should have reached approximately 20%. However, on May 2, 2007, the Supervisor of Banks published a directive according to which the method of calculating the return on equity of banking corporations in Israel is to be changed.

Under the previously customary method, return on equity was calculated on the basis of shareholders' equity at the beginning of the year, plus the weighted proceeds of capital issues; however, according to the new regulation which is now in effect, return on equity is to be calculated on the basis of the average capital of the Bank throughout the entire reporting period. The new method of calculating return on equity necessarily generates a lower figure. Therefore, according to the new method of calculation instituted by the Supervisor of Banks, the Bank's original return-on-equity target for 2007 now translates into about 15% from ordinary operations, and about 19% weighing in the expected profits from the sale of assets, as mentioned above. It should be clarified that the Bank continues to adhere to its original work plan and to its objectives for 2007; the change in the return-on-equity target stems solely from the change in the method of calculation, as required by the Supervisor of Banks.

The Bank is coping with numerous changes in external conditions:

- Increased regulation, as reflected, among other things, in the capital market reform ("Bachar legislation"), legislation concerning supervision of banking fees, various Bank of Israel directives, policies towards the banking system of other regulatory bodies - the Israel Securities Authority, the Antitrust Commissioner, and the Capital Market, Insurance, and Savings Division at the Ministry of Finance - and frequent legislative initiatives, both as government draft bills and as private draft bills by Knesset members;
- Privatization and ownership changes in the Bank's major competitors in Israel;
- Entry of new competitors into traditional banking activities, as in the entry of various insurance companies into the field of credit to business and private customers and a significant increase in the volume of non-bank credit, the increased strength of private investment houses in competing in the area of raising customer assets, and recently also retail chains' activity in the area of credit cards;
- Growing sophistication of the Bank's customers and increasing numbers of customers exposed to international markets and foreign banks.

In view of these changes, in order to maximize its business potential, the Bank has set forth a strategy focused on six main areas of activity:

- Expanding activity with the Bank's existing customers, while striving for excellence in customer relations;
- Expanding activity abroad, with the aim of leveraging the Bank's capabilities in the various areas of banking;
- Expanding activity in financial and capital markets, with a willingness to prudently take risks;
- Focusing on the Bank's risk management capabilities;
- Limiting expenditures while maintaining existing operations and carrying out expansion and growth plans;
- Improving the organizational and managerial infrastructure supporting business capabilities.

In its activity with retail customers, the Bank has worked in recent years to continue to solidify its leadership in this sector, focusing on the segment of customers with extensive banking activity and on expansion in the area of credit. The Bank accords high importance to customer service and continually strives to significantly improve service while adapting it to customers' needs.

The Bank continues to invest considerable efforts in preparations for entering the pension advising field, following the reform in the capital market, while continuing its financial advising activity. (See the Capital Market Activity section below.)

The Corporate Area also continues to work to preserve the Bank's leading position with business sector customers. The Bank has achieved continued improvement in the quality of its credit portfolio and has strengthened its credit risk measurement and credit management capabilities.

In Treasury, the Bank has implemented a strategic plan as of 2005 based on global treasury management, encompassing the dealing rooms in Tel Aviv, New York, and London, while continuing to reinforce the infrastructures of the operational systems serving the dealing rooms and the area of asset and liability management at the Bank.

In international activity, under the management of the new International Area, the Bank has continued its strategy of organic growth along with expansion into new markets through acquisitions. In Global Private Banking, the Bank will strive to continue to improve its abilities in products, marketing, and customer service in 2007, in order to accelerate the growth rate of its asset portfolio, focusing on customers with extensive assets. As part of this effort, the Bank opened a new branch in Singapore, through Bank Hapoalim Switzerland, in May 2007. The Bank continues working to identify additional opportunities for expansion in existing and new markets. The Bank continues to implement plans for accelerated growth at the New York branch, while expanding its ability to offer new products to business customers.

The strategic plan is based, among other things, on a series of assumptions, primarily the following:

A. The Israeli economy will continue to grow and develop in 2007, at least at a similar rate to the growth achieved in 2006;
B. The inflation level in Israel will be in line with the stated intentions of the government and the Bank of Israel;
C. International economic conditions will be solid and the international economy will grow;
D. There will be no adverse developments in the prices of major resources, especially energy;
E. In light of the economic situation in Israel and globally, the trend of improvement in the condition of the Bank's customers will continue, especially with regard to customers of the Corporate Area, so that provisions for doubtful debts will remain stable at the current level or possibly decrease;

F. Legal and regulatory conditions will allow the realization of the Bank's action plans, and no changes will be implemented that may disrupt the Bank's existing and/or planned activity;

G. The Bank will receive all required approvals, in Israel and abroad, in order to expand its international operations;

H. There will be no deterioration in geopolitical conditions, particularly in the security situation in Israel, in the region, and in the world.

Liquidity problems and a credit shortage arose in the American market in July and August, largely due to the crisis in the mortgage market and the further weakening of the U.S. housing market. These events influenced (and are still affecting) capital markets around the world, causing sometimes sharp declines in share prices and in prices of many bonds in global and Israeli markets. Within these price adjustments, the market has repriced risks.

For additional details, see "The Bank's activity in the United States".

It is still too soon to form a quantitative assessment as to whether and to what extent these events may damage economic growth in the U.S. and globally, and clarification and resolution of the problems in the subprime market and their consequences will take some time. In the meantime, U.S. and European central banks have acted quickly to expand the liquidity lines made available to banks, with the aim of minimizing the potential harm to the various economic and financial systems. Notwithstanding, any damage to the growth of the global economy may slow the growth of the Israeli economy as well, which could harm the Bank's ability to attain some of the targets set in its strategic plan.

It should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in planning several years ahead a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent the assumptions on which the strategic plan is based from materializing, or may prevent them from materializing in full, and may prevent the realization or full realization of future plans. Among these factors, it should be noted that the success of a plan of this kind also depends on the Bank's internal ability to carry out its objectives, as well as on the materialization of the assumptions noted above, with special importance accorded to the condition of the global economy and to the economic, political, and security situation in Israel and in the region. The possibility of a slowdown in the growth rate in Israel and in the industrialized countries must be taken into consideration; various risks may threaten growth in Israel and worldwide, such as terrorist attacks, political instability, volatility of commodity prices in general and those of resources (such as oil) in particular, volatility in capital markets, and more. The consequences and effects of the reform in the Israeli capital market pursuant to the "Bachar legislation" for the Bank's activity and income are also insufficiently clear, and it is unknown whether they will impede the advancement of the Bank's plans and the attainment of the return targeted by the Bank.

It is emphasized that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all of the above information in this section is "forward-looking information."

International Activity

The Bank has declared its intention to develop its international activity and expand it to comprise 30% of the overall activity of the Bank.The Bank plans to invest in the development of all types of international activity, including development of Global Private Banking, expanded local activity of branches and subsidiaries worldwide, development of activity in emerging markets, participation in international transactions, and development of relationships with correspondent banks.

The Bank maintains ties with over 2,500 correspondent banks throughout the world, through which it conducts international activities. The network of correspondent banks has expanded considerably during recent years, and now covers countries in Central and Eastern Europe, the CIS (Commonwealth of Independent States), Asia, and Latin America.

The Bank's Global Private Banking activity - Within this framework, the Bank provides its customers abroad with advanced professional services and products, including investment products and global asset management.This activity currently encompasses Israel, Europe, the United States, Latin America, Canada, Australia, Hong Kong, and Singapore by means of 44 activity centers including banking subsidiaries, branches, representative offices, and asset-management subsidiaries.

Development of activity in emerging markets - The Bank intends to develop retail and corporate activity in the emerging markets of Turkey and Kazakhstan by expanding the range of products and service channels offered to customers and developing the network of branches, among other means. The Bank also continues to examine additional business opportunities in emerging markets, including possible acquisitions of banks operating in these countries.

The Bank's Activity in the United States

In the United States, the Bank operates mainly through its branches in New York and Miami. The Miami branch provides Global Private Banking services.The New York branch is focused on credit activity, treasury activity, and banking services to Israeli companies operating in the United States.

In the area of credit, the New York branch offers credit to large American companies, backup lines for issuing commercial paper, leasing transactions, and credit-related structured-finance investments, such as credit derivatives. In the area of treasury, the branch operates a dealing room and is part of the global treasury activity of Bank Hapoalim.

The New York branch provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing-room services.The Bank enables Israeli companies and American companies that have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch. The New York branch also provides FDIC deposit insurance coverage, similar to American banks.

As at September 30, 2007, the branch's credit portfolio totals approximately USD 3.1 billion, of which USD 2 billion are in syndications with leading banks, with minimal exposure to the U.S. housing market.The branch has also provided credit lines and back-up lines that have not been utilized in the amount of USD 5.1 billion.

About 80% of the volume of credit has been granted to Investment Grade companies, or is secured by entities with an Investment Grade rating from the international rating agencies Moody's or Standard and Poor's.

During 2006, the Bank began trading in exchange-traded option contracts on interest rates and executed reversed-repo transactions, in which securities are purchased with a commitment to resell them to the seller at a specified date and price. In the third quarter, following the lifting of the restriction on liens on repo transactions at the Bank's overseas offices, the New York branch started to carry out transactions of this type, in which securities are sold with a commitment to repurchase them at a specified date and price. Total repo transactions at the end of September 2007 reached USD 250 million.

During 2005, the Bank appointed a team responsible for the construction of a portfolio of mortgage-backed securities (hereinafter: "MBS"). Most of the MBS purchased by the Bank are backed by residential loans or derivatives of mortgage portfolios, and are classified as housing loans in the Credit by Economic Sector report. Pursuant to a decision by the Bank's Board of Directors, purchases are limited to bonds rated AAA or AA by at least two rating agencies.

Holdings in the MBS portfolio total USD 3.5 billion as at the end of September 2007, of which USD 420 million are in MBS of U.S. federal agencies. As of October 31, 2007, the investment increased to a total of USD 3.7 billion. About 20% of the MBS portfolio is at fixed interest rates, while the remainder is at floating rates or combined rates (fixed rate for a specified period and floating rate subsequently). The portfolio's sensitivity to a parallel shift of 100 and 200 basis points in the interest rate curve is USD 36 million and USD 81 million, respectively. The average term to maturity of the portfolio is 4.1 years. The sensitivity to interest rates and average term to maturity are influenced by the volume of early redemptions.

The credit quality of the portfolio is high. 99.8% of the MBS are rated AAA; these ratings are unimpaired since the start of the crisis in the U.S. mortgage market. A considerable percentage of the bonds are defined as Super-Senior, meaning that there are subordinated bonds backed by the same assets that are also rated AAA.

The average "safety cushion" (credit enhancement) in the portfolio (the monetary value of bonds from the same offering that are inferior to bonds held in the portfolio) is 19.5%, about 2.5 times the required level for transactions rated AAA. To date, there has been no erosion of the portfolio's safety cushion. The 60+ days delinquency rate of all mortgages comprising the underlying assets of the bond portfolio has risen in recent months and now stands at 4.4%. In light of the high credit enhancement of the bonds held in the portfolio, the Bank estimates that there will be no damage to these bonds, even if the default rate of the mortgages comprising the underlying asset of the portfolio increases.

The LTV ratio (the ratio of the loan to the value of the asset at the date of granting of the mortgage) of the MBS portfolio, excluding MBS of federal agencies, is 76%.

The average borrower rating at the time of the granting of the mortgage is 711. This rating is measured by a FICO score which rates the borrowers' repayment capability, an index commonly used in mortgages. Scores range from 350 (lowest) to 850 (highest).

The Bank does not invest in bond portfolios based on sub-prime mortgages (mortgages given to borrowers with low credit ratings).

As at September 30, 2007, a cumulative decline of USD 58 million in the value of the MBS portfolio (1.7% of the portfolio's value) has been recorded. This decrease is attributed to shareholders' equity, as MBS are classified as available-for-sale securities. The net effect on equity, after tax, totaled USD 36 million (the total decline in value as at October 31, 2007 is USD 59 million). The revaluation of the portfolio is based on price quotes obtained from three independent external sources.

In accordance with generally accepted accounting principles, the Bank is examining the issue of whether the decline in value of the securities (including MBS, SIV, and CDO, as explained below) is of an other-than-temporary nature. This examination is based on the following considerations, among others:

- The amount of time for which the value of the security is lower than its cost.
- The rate of the decline in value out of the total cost of the security.
- The value of collateral and credit enhancement backing the security.
- The Bank's intention and ability to hold the securities for a sufficient period of time in order to allow the security's value to return to its cost.
- The rating of the securities by international rating agencies, including developments in such ratings after the balance-sheet date.

In the Bank's opinion, in light of the above, the decline in value of the MBS portfolio is of a temporary nature.

In addition, the Bank's London branch has holdings in MBS backed by assets in Europe in the amount of USD 205 million. As at September 30, 2007, a decline in value of USD 0.2 million was attributed to shareholders' equity, due to a decline in the value of this portfolio.

In addition to the above, the New York branch has invested in securities issued by SIV (Structured Investment Vehicles), in the amount of USD 365 million. SIV is a financial entity focused on the acquisition of long-term and medium-term bonds and other securities that generate a fixed income. SIV finances the acquisition of these bonds by issuing commercial paper (CP) and medium-term securities. Most of the assets held by the SIV which were purchased by the Bank, have high investment grade ratings (AAA - AA) from international rating agencies. A total of USD 240 million (some 66% of the portfolio in New York) are SIV securities organized by banks. Due to the liquidity crisis (resulting from the U.S. mortgage market crisis), the portfolio declined in value by a total of USD 73 million as at September 30, 2007.

Based on the examinations described above, which were performed close to the date of publication of the financial statements, the Bank has defined a total of USD 30 million as a decline in value of an other-than-temporary nature. This decline in value was attributed to the statement of profit and loss. The balance, in the amount of USD 43 million (USD 26 million net of tax), was attributed to shareholders' equity.

There is an additional investment in SIV securities at the Bank's London branch in the amount of USD 35 million. As at September 30, 2007, this portfolio declined in value in the amount of USD 10 million. In the Bank's opinion, this decline in value is of a temporary nature and thus was attributed to shareholders' equity.

The Bank has a portfolio of collateralized debt obligations (CDO) in the amount of USD 410 million at its New York and London branches. In early 2007, the Bank decided to reduce its exposure to CDO's. No additional CDO's have been purchased since then, and the volume of the portfolio decreased from its peak level of USD 600 million to the current level of USD 410 million.

A total of USD 218 million is invested in funded CDO securities, while a total of USD 193 million is invested through the provision of guarantees against credit events in certain unfunded CDO series.

The investment in CDO securities totals USD 218 million, of which USD 170 million were purchased in 2004, USD 8 million were purchased in 2005, and USD 40 million were purchased in 2006. The maturity schedule of these securities: USD 155 million in 2009, USD 23 million in 2010, and USD 40 million in 2011.

Of the aforesaid, CDO's in the amount of USD 45 million are exposed to sub-prime mortgages. These securities were purchased in 2004; no decline in value has occurred in respect of these securities; they are rated AA+ and mature in 2009.

50% of the portfolio is invested in securities rated AAA, 36% in securities rated AA and AA+, and 14% in securities rated AA- and A. Recent downgrades by international rating agencies caused no material changes to the ratings of these securities.

The fair value of the portfolio reflects declines in value in the amount of USD 4 million, versus increases in value in the amount of USD 3.5 million. These changes in fair value were attributed to shareholders' equity.

As noted, some of the Bank's exposure to the CDO market takes the form of guarantees provided against credit events in certain unfunded CDO series. The accounting treatment of these transactions refers to them as derivative financial instruments not included in the Securities item. The volume of guarantees at the balance-sheet date totals USD 193 million. There have been no credit events in these series influencing the fair value of the aforesaid derivative financial instruments.

In 2005, the Bank completed the acquisition of exclusive rights to advise customers and refer them to securitization services of proceeds of sales through issues of commercial paper (CP) by two U.S. corporations: Voyager Funding Corporation and Venus Funding Corporation. The acquisition will enable the Bank to offer securitization services to its large customers in the United States and in Israel. Up to September 30, 2007, securitization transactions referred by the Bank totaled approximately USD 700 million.

During the third quarter of 2007, as a result of the liquidity crisis in U.S. capital markets, the Bank acquired CP in the amount of USD 400 million, due to its commitment to provide backup lines for some of the securitization transactions referred by the Bank. The CP are rated P1 by Moody's and are not exposed to the U.S. housing market.

Set out below are data regarding the Bank's holdings in securities as at September 30, 2007, at its branches in New York and London:

	September 30, 2007				December 31, 2006			
	Depreciated cost	Unrealized profits	Unrealized losses*	Fair value & balance-sheet value	Depreciated cost	Unrealized profits	Unrealized losses*	Fair value & balance-sheet value
	In USD millions							
Securities available for sale:								
1. US government bonds***	-	-	-	-	-	-	-	-
2. Israeli government bonds	**185**	**27**	-	**212**	335	36	-	371
3. Bonds of US federal agencies (excluding MBS)	**25**	-	-	**25**	-	-	-	-
4. Bank bonds	**28**	-	-	**28**	20	-	-	20
5. Corporate bonds	**145**	**2**	**(2)**	**145**	112	3	-	115
6. Mortgage-backed securities:								
A. Pass Through - secured by GNMA	**6**	-	-	**6**	7	-	-	7
B. Pass Through - secured by federal agencies	**419**	-	**(4)**	**415**	495	-	(4)	491
C. Others	**3,078**	**2**	**(56)**	**3,024**	2,145	4	(5)	2,144
D. Others backed by assets in Europe	**205**	*****-**	*****-**	**205**	211	1	-	212
7. Other asset-backed securities (ABS)	**85**	-	**(5)**	**80**	78	-	(1)	77
8. Structured investment vehicles (SIV)	**371**	-	**(53)**	**318**	220	-	-	220
9. Collateralized debt obligations (CDO)**	**218**	**4**	**(4)**	**218**	212	3	-	215
10. Others****	**463**	**1**	-	**464**	238	3	(1)	240
Total	**5,228**	**36**	**(124)**	**5,140**	4,073	50	(11)	4,112

* Of total unrealized losses, the amount of unrealized losses existing for a period of more than 12 months is USD 10 million.
** Not including balances in respect of unfunded CDOs.
*** Less than USD 1 million.
**** Including Commercial Paper (CP) in the amount of USD 400 million which was purchased by Venus, as noted above.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - A broker-dealer registered and operating in the United States. The broker-dealer is under the supervision of and subject to the rules of the Securities Exchange Commission (SEC) in the United States, the New York Stock Exchange (NYSE), the National Association of Securities Dealers (NASD), and additional stock markets in which it is a member. The company's activity is also subject to supervision by the Supervisor of Banks in Israel.

The acquisition of the company was aimed at expanding the scope of the Bank's activity in securities trading on behalf of its customers.

Global Private Banking (GPB)

The Bank's Global Private Banking operations provide its customers abroad with advanced, professional products and services, including investment products and global asset management. Global Private Banking offices include a network of subsidiaries, branches overseas and in Israel, and representative offices around the world.

Following is a description of Global Private Banking units:

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - A banking subsidiary engaged mainly in private banking services offered through four branches - two in Switzerland, in Zurich and Geneva, one in Luxembourg, and one in Singapore - as well as through its representative offices in Tel Aviv, Hong Kong, and Moscow.

In May 2007, Hapoalim Switzerland opened a branch in Singapore, which offers its clients around the world private banking services.

In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim (Luxembourg) S.A., which is engaged in financial banking activity in and outside of Luxembourg.

The PAM Group, which includes Poalim Asset Management (UK) Ltd. and Poalim Asset Management (Ireland) Ltd., held by PAM Holding Ltd. (hereinafter: "PAM Companies") - PAM Companies are responsible for initiating, selecting, marketing, and providing professional support for investment products offered to Global Private Banking customers worldwide, in cooperation with leading international financial companies in these fields. The Group is a key element in the implementation of the Bank's growth strategy abroad. Through PAM, Global Private Banking customers are offered an extensive, diverse range of funds, including globally diversified funds. As at September 30, 2007, the Bank Group's customers hold funds managed by PAM, totaling USD 3.1 billion.

PAM Companies also develop, plan, and market other investment products, including structured products in accordance with international standards, including through collaboration with leading global financial entities. In 2006, PAM developed a portfolio management service (discretionary management), which is now offered through the Bank's branches and subsidiaries abroad.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents in the Cayman Islands. Cayman's assets include an investment in a wholly owned subsidiary in Uruguay, Hapoalim (Latin America) S.A.

Global Private Banking Center in Tel Aviv - A center providing private banking services and products to foreign residents from all over the world; an integral part of the GPB network.

Private Banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private banking services to GPB customers.

U.K. branches - London and Manchester.The business activity of the U.K. branches includes private banking services for local customers and foreign residents. The area of private banking is a strategic goal for the development of the U.K. branches in the coming years. In addition, the U.K. branches grant credit to large borrowers by way of loan consortiums with leading banks, provide dealing-room and foreign-trade activity, and provide banking services to corporate customers.

Corporate and Retail Banking in Emerging Markets

As part of the Bank's business strategy in emerging markets, the Bank is considering mergers and acquisitions of banking corporations in attractive emerging markets and the development of banking at Western standards by leveraging the Bank's capabilities in various areas.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif") - In early November 2006, the Bank completed the acquisition of 57.55% of the means of control of Bank Pozitif, a bank incorporated and operating in Turkey, specializing in corporate and investment banking.

The owner of full control of Bank Pozitif prior to the acquisition was C Faktoring Anonim Sirketi, a company incorporated and registered in Turkey, which retains the remaining holdings in Bank Pozitif following the acquisition.

The Bank intends to help Bank Pozitif expand its activities in both the areas of corporate and retail banking, by expanding the range of products offered to customers and developing the network of branches, among other means.

On November 3, 2006, Bank Pozitif entered into an agreement to acquire the full means of control of Demir Kazakhstan Bank (hereinafter: "DKB"), a bank incorporated and operating in Kazakhstan, from its present owner, Mr. Halit Cingillioglu. Mr. Cingillioglu is a related party of C Faktoring Anonim Sirketi and a controlling shareholder of other companies in its group.

In consideration for the acquisition, Bank Pozitif will pay a total of approximately USD 54 million at the date of completion of the transaction, subject to adjustments (hereinafter: the "Consideration"), and will subsequently enlarge the capital of DKB, which currently stands at USD 25 million by USD 15 million to USD 40 million. The acquisition will be financed by capital provided to Bank Pozitif by its shareholders - the Bank and C Faktoring - in proportion to their holdings.

DKB provides banking services to business and private customers. Bank Pozitif intends to develop DKB and its activity while building advanced banking capabilities, including expansion of the network of branches and enlarging the customer base.

Completion of the transaction for the acquisition of DKB is subject to the fulfillment of various prerequisites, including permission for the acquisition by the Governor of the Bank of Israel. The required permits from the relevant authorities in Turkey and Kazakhstan were already granted to Bank Pozitif.

On October 14, 2007, the Bank reported that it had held meetings for the purpose of initial examination of the possibility of investing in the banking system in Greece. The checks performed to date have not yet given rise to negotiations for the acquisition of a specific bank.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet*

	September 30, 2007	December 31, 2006
	USD millions	
Assets		
Cash on hand and deposits with banks	**7,346**	6,978
Securities	**6,662**	5,683
Securities borrowed or bought in resale agreements	**271**	-
Credit to the public	**6,085**	4,525
Credit to governments	**-**	23
Buildings and equipment	**43**	29
Other assets	**415**	440
Total assets	**20,822**	17,678
Liabilities and capital		
Deposits from the public	**13,031**	11,984
Deposits from banks	**4,472**	2,619
Securities lent or sold in repurchase agreements	**275**	-
Bonds and subordinated notes	**954**	1,058
Other liabilities	**492**	387
Total liabilities	**19,224**	16,048
Minority interests' rights	**93**	73
Capital means**	**1,505**	1,557
Total liabilities and capital	**20,822**	17,678

* Data based on the overseas offices' reports, while attributing expenses and supplementary taxes.

** Includes calculated capital for the Bank's branches that are not companies in the amount of USD 576 million (31.12.06: USD 658 million). The calculated capital includes the amounts of the original deposits that were deposited with the Bank's branches, in addition to profits recorded until the balance sheet date, including adjustments in respect of presentation of securities available for sale at their fair value.

B. Statement of Profit and Loss*

	For the nine months ended September 30	
	2007	**2006
	USD millions	
Profit from financing activity before provision for doubtful debts	**181**	161
Provision for doubtful debts)	**(2)**	2
Profit from financing activity after provision for doubtful debts	**179**	163
Operating and other income	**99**	86
Operating and other expenses	**186**	141
Operating profit before taxes	**92**	108
Provision for taxes***	**34**	44
Operating profit after taxes	**58**	64
Minority interests' share in profits of a consolidated company	**7**	-
Net profit	**51**	64

* Data based on the overseas offices' reports, while attributing expenses and supplementary taxes.
** Restated.
*** Includes provisions for supplementary taxes in Israel.

C. Customers' Assets

	September 30, 2007	December 31, 2006
	USD millions	
Deposits from the public, bonds, and subordinated notes	**13,985**	13,042
Customer assets (off-balance sheet)	**8,736**	8,372
Total	**22,721**	21,414

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with Generally Accepted Accounting Principles, the main points of which are outlined in Note 2 to the Financial Statements as at December 31, 2006. In implementing the Generally Accepted Accounting Principles, when preparing the financial statements, the Board of Management of the Bank uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities), and the Bank's reported results. Actual future results may differ from estimates made when preparing the financial statements.

Some of the aforesaid estimates and evaluations involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations in which changes may have a material effect on the financial results presented in the financial statements are considered by the Bank, in all matters connected with accounting policy, as estimates and assumptions on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and evaluations that were used during the preparation of the financial statements are fair, and were made to the best of its knowledge and professional judgment.

The main areas are: provision for doubtful debts, fair value of financial instruments, obligations related to employer-employee relationships, deferred taxes, contingent liabilities, and provisions for decline in value of assets.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' Report on the Financial Statements as at December 31, 2006.

Liquidity and Policy for Raising Sources of Funds at the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 4.5% at the beginning of 2007, was lowered to 3.5% at the end of May 2007, and raised to 4.0% at the end of August 2007. The volume of credit tenders increased in the first three months of 2007, from NIS 4 billion at the beginning of January 2007 to NIS 18 billion at the beginning of April 2007.

At the beginning of July, the banking system made the transition to deposit tenders at the central bank, due to government bond redemptions in the amount of NIS 20 billion on June 29, 2007.

There were no credit/deposit tenders of the central bank at the beginning of October 2007.

The Bank of Israel decreased issues of short-term notes by approximately NIS 16 billion during the first nine months of the year.

This October, the Bank of Israel operated repo tenders for the first time. The first tender was held on October 17, 2007, in the amount of NIS 2 billion.

Unlinked shekel sources raised from the Bank's customers totaled NIS 99.8 billion at the end of September 2007, an increase of NIS 10.0 billion compared with the end of 2006.

Unlinked demand deposits (current account deposits and daily interest deposits) with the Bank reached NIS 25.8 billion at the end of September 2007, compared with NIS 23.3 billion at the end of 2006.

Unlinked deposits increased to NIS 74.0 billion at the end of September 2007, an increase of NIS 7.8 billion compared with the end of 2006.

CPI-linked resources accrued in savings plans and deposits with the Bank decreased, totaling NIS 27.2 billion at the end of September 2007, compared with NIS 28.6 billion at the end of 2006.

Foreign currency-linked resources, which mainly derive from foreign-currency-linked deposits and savings plans, totaled NIS 1.2 billion at the end of September 2007, compared with NIS 1.6 billion at the end of 2006.

Foreign-currency resources raised by the Bank from customers in Israel and abroad increased during the first nine months of 2007 and totaled USD 23.1 billion at the end of September 2007, compared with USD 21.5 billion at the end of 2006.

In July and in the subsequent months, the condition of financial entities exposed to investments in subprime mortgages worsened, leading to a liquidity crisis in the international markets, which caused short-term interest rates to rise. The central banks exerted a moderating effect by providing an inflow of cash to the markets.

During this period, the scope of the existing and potential losses became apparent, and concerns arose that the crisis might spill over into additional areas. Credit spreads widened substantially, for those involved in particular and for the financial sector in general. Consequently, banks and financial entities in New York used credit lines, the availability of resources from banks and financial institutions decreased, and capital-raising costs increased. Access to the repo market was limited as well.

The high level of liquidity surpluses in foreign currency and the increase in current liquidity balances in response to these events allowed the liquidity needs of the New York and London branches to be fulfilled. In mid-September, with the rate cut by the Fed in the United States, the market began a slow return to normal liquidity conditions.

Launch of RTGS System

The RTGS (Real Time Gross Settlement) system is a real-time clearing system designed to clear monetary transactions between banks in amounts greater than NIS 3 million per transaction.

Bank customers have been able to perform transfers within the banking system in real time using the system since September 2007.

CLS System

The operation of the RTGS system allows the shekel to be added as a cleared currency via CLS (Continuous Linked Settlement), an international inter-bank clearing system. The purpose of the system is to minimize risk in exchange transactions where banks that are active globally transact with oneanother. The shekel is scheduled to be added to the CLS system as a cleared currency in March 2008.

The Bank has become a clearing house member and a shareholder of CLS. Upon completion of the implementation of the designated Fundtech system and completion of testing with CLS, the Bank will stop receiving CLS clearing services through Deutsche Bank. Likewise, the Bank will join an arrangement wherein it will be designated as a "Liquidity Supplier" in shekels against receipt of another currency which will be at its disposal by the CLS.

Risk Management Policy

The Bank's activity is accompanied by financial risks: credit risk, which represents the risk that a borrower or debtor will default on scheduled payments to the Bank as defined in the credit agreement; market risks deriving from exposure to changes in rates in financial markets, such as exchange rates, interest rates, and inflation; and liquidity risk, which is the risk to the profit and capital of a banking corporation resulting from uncertainty with regard to the availability of resources. The Bank manages these risks by assigning responsibility to designated members of the Board of Management. A regulatory requirement of capital adequacy applies to credit risk and market risks. The member of the Board of Management responsible for managing credit risk is Mr. S. Talmon. The member of the Board of Management responsible for managing market and liquidity risks is Mr. M. Szuszan. Legal risk is managed by the Chief Legal Advisor, Attorney I. Mazur.

Operational risk, excluding legal risk, is managed by each member of the Board of Management in accordance with the area of activity for which he or she is responsible. Operational risk is defined as the risk of losses that may be caused by failed or faulty internal processes, human actions, system malfunctions, or external events. A regulatory requirement of capital adequacy is expected to apply to operational risk in the future.

Other risks to which the Bank is exposed are handled directly as part of the management of its business (risk to reputation, competitive risk, regulatory and legislative risk, economic conditions, and political and security-related risk).

The Supervisor of Banks has set forth guidelines concerning risk management in the Proper Conduct of Banking Business Directives. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and thorough understanding of risk management by the Board of Directors of the banking corporation, the management of risks by a Risk Manager who is a member of the Board of Management, the employment of tools for the assessment and measurement of risks, and the creation of means for the supervision and control of these risks, including the existence of an independent risk control function.

During the third quarter of the year, a Board of Directors' Committee on Risk Management and Basle II Implementation was established.

The member of the Board of Management responsible for the Risk Management Area is Mr. Doron Klausner. The Area's principal activities include control and assessment of credit risks, market risks, liquidity risks, and operational risks. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk management culture within the Bank Group while formulating a risk management policy compatible with the Group's goals and with the guidelines of Basle II and of the Supervisor of Banks.
Risk management is performed based on a global view of the Bank's activity in Israel and of activity at the Bank's branches abroad, with due attention to the activity of banking subsidiaries. The management team responsible for risk management, headed by the CEO of the Bank, is charged with formulating methodology for the assessment of market and liquidity risks, operational risk, and credit risks.
The approach taken with regard to control of all financial risks involves identification, control of compliance with the limits stipulated in the various regulations, and assessment of the various risks, at three levels of control: the first level is comprised of those responsible for the formation of the risk and exposure management; the second level consists of internal control units at the Areas and at subsidiaries; and the third level is the external control units within the Risk Management Area. This level is also responsible for presenting an overview of risks.
The Board of Directors' Committee on Risk Management and Basle II Implementation and the plenum of the Board of Directors receive reports on risks and on the execution of approved policy at least once each quarter.

Basle II

The Basle II guidelines are a set of guidelines and basic procedures published during 2004-2006 by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters. The objectives of these directives are, among other things, to define capital adequacy requirements in relation to the level of credit risks, market risks, and operational risks; to establish a comprehensive system of risk identification, evaluation, management, and control; and to expand reporting to the public on this subject.
In late March 2007, the Supervisor of Banks published a draft directive concerning standard approaches to credit risk, market risks, and operational risks. According to the directive, all Israeli banking corporations will be required to implement the Basle II recommendations for the first time in 2009, using the approach best suited to the corporation's degree of readiness. In the first stage, all banks are required to carry out a quantitative survey to estimate the regulatory capital allocation that will be needed, under various assumptions (QIS5), as well as a qualitative gap survey for the implementation of pillars 1 and 2.
The Board of Management of the Bank views the implementation of the international standard described above as an important goal for the coming years, and is formulating its policy for this implementation with the guidance of the Board of Directors' Committee on Risk Management and Basle II Implementation. The Risk Management Area is responsible for examining the implications of applying the directives and coordinating the implementation of the Basle II directives as well as the directives of the Supervisor of Banks in Israel on this subject within the Group.
The Bank has been taking action towards implementation of the Basle II recommendations for several years within the framework of its long-term work plans. Following the recent draft directive on this subject published by Supervisor of Banks, the Bank established a project management team and is currently re-examining its plans, with the intention of adapting these plans to the said publication.

Credit Risks

The Bank's policy is based on diversification of the credit portfolio and controlled management of risks. Risk diversification is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on an estimate of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the risk and business potential related to activity in the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes credit policy and sectorial credit policies, including various restrictions of the credit portfolio, which include limits on credit exposure to a single economic sector; limits on maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the risk level; and limits on maximum exposure to a group of borrowers. Any exception from these limits is reported to and approved by the Board of Directors.

Within the framework of collateral policy, principles and rules have been set forth to determine the value of collateral with respect to its type and the type of credit that it guarantees, such as the estimated time range and expenses necessary for realization of the collateral, type of indexation, volatility in the value of the collateral, etc. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral-management system is operational with respect to most types of collateral.

The credit management system relies on the delegation of credit management authority at different levels and on credit procedures that define the credit authorization process and the control process. The Bank regularly invests resources in training employees responsible for making decisions and assessing credit risk, and in improving the computerized control mechanisms and information systems available to them.

The Bank has developed computerized models for measuring the level of risk exposure at the transaction level and the customer level, in the case of financing Bank customers' transactions involving derivative financial instruments. These models allow the Bank to regularly monitor customers' financial situation. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Working procedures have also been defined for the closing of risk positions in respect to transactions and to customers.

The Credit Risk Management Unit

The Credit Risk Management Unit reports to the Head of Risk Management.

The Unit's role is to formulate credit risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for measurement of credit risk rating and pricing at the level of individual borrowers and at the portfolio level; developing credit risk identification, control, and management methodologies; and advancing preparations in the area of credit risk in anticipation of the implementation of Basle II regulations.

Also operating within the Unit is the Credit Control Unit, which regularly performs independent assessments of the risk level of the Bank's major corporate clients and assigns credit ratings to these borrowers.

Set out below are the developments in problematic debts[(1)], according to the classifications determined by the directives of the Supervisor of Banks:

	September 30		December 31,
	2007	2006	2006
		(NIS millions)	
Problematic debts[(1)]			
Non-income-bearing	**4,256**	4,951	4,496
Restructured[(2)(b)]	**1,621**	1,900	2,339
Designated for restructuring[(3)(b)]	**735**	604	369
In temporary arrears	**1,310**	902	970
Under special supervision[(a)(b)]	**6,185**	8,105	7,727
Total balance-sheet credit to problematic borrowers[(1)]	**14,107**	16,462	15,901
Off-balance-sheet credit risk in respect of problematic borrowers[(1)(5)]	**1,929**	1,657	1,706
Bonds of problematic borrowers	**649**	107	97
Other assets in respect of derivative instruments of problematic borrowers	**1**	9	10
Overall credit risk in respect of problematic borrowers[(1)]	**16,686**	18,235	17,714
Assets received in respect of discharged credit	**491**	312	443
(a) Of which: credit for housing in respect of which a provision commensurate with extent of arrears exists	**442**	429	431
(b) Of which: debts for which a specific provision exists[(4)]	**4,784**	5,070	4,715

(1) Not including problematic debts covered by collateral that can be deducted for the purpose of limits on the indebtedness of a borrower and of borrower groups.
(2) Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
(3) Credit to borrowers for whom a restructuring decision has been made but not yet implemented.
(4) Except for housing credit for which a provision commensurate with extent of arrears exists.
(5) As calculated for the purpose of limits to the indebtedness of a borrower and of borrower groups, except in respect of guarantees provided by a borrower to secure the indebtedness of a third party.

The decrease in overall credit risk in respect of problematic borrowers is apparent in most sectors of the economy, and stems from the improvement in domestic economic indicators, including the growth in the business product, which have brought about an improvement in borrowers' condition. The Bank supervises and monitors problematic borrowers more closely, and endeavors to reduce its exposure in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them.

In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose capability to fully repay their debts to the Bank is in doubt.

Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses

A draft amendment of the Public Reporting Directives on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses" was published in October 2007. The amendment is to be implemented by banking corporations and credit card companies starting January 1, 2009 (hereinafter: the "Transition Date"), with the exception of matters for which the Supervisor of Banks has set forth specific directives for the Transition Date.

The draft directives is based on the measurement and disclosure rules of U.S. accounting standards and of U.S. supervisory agencies. According to this draft, banking corporations will be required to examine the existence of credit losses in impaired debts, which are supposed to be identified for the purposes of individual evaluation, and estimate the required provision in respect of such losses based on the current value of the expected future cash flows, when they are discounted at the effective interest rate of the debt. As to debts whose collection is contingent upon realization of collateral, one must base on the fair value of the collateral. For the remaining debts which are not identified for individual evaluation, including debts with no problematic characteristics, banking corporations will be required to make a group provision representing an estimate of future credit losses inherent in the aforesaid remaining debts at every balance-sheet date.

The draft directives further stipulate new disclosure, measurement, and documentation requirements, which address reporting of problematic debts, recognition of financing income in respect of impaired debts, accounting write-offs of debts, treatment of debtors' assets seized for their realization, and accounting treatment of the restructuring of problematic debts.

Adjustments arising from the adoption of the directive at the Transition Date will be included directly in the item "Surpluses in Shareholders' Equity."

The Board of Management of the Bank is preparing for implementation of the draft directive, and is examining the implications of its implementation for the financial position and results of operations of the Bank.

Management of Market and Liquidity Risks

Market and liquidity risks are managed based on a global view of the Bank's activity in Israel and at its branches abroad, taking into account the activity of the banking subsidiaries.

The Board of Management and the Board of Directors approve areas of activity and risk limits. Global asset and liability management (ALM) and trading management (in the dealing rooms and in the proprietary bond portfolios) are performed under the responsibility and direction of the Global Treasurer. Routine management and supervision are under the responsibility of managers in the Asset and Liability Management Division in Tel Aviv, in asset and liability management units at the Bank's branches abroad, and in the dealing rooms in Tel Aviv, New York, and London, as relevant. These units report to the Head of Global Treasury.

In accordance with the Supervisor of Banks' Proper Conduct of Banking Business Directive No. 339 concerning risk management and control, the Bank has a unit engaged in operational and market risk management. This unit reports to the member of the Board of Management responsible for the Risk Management Area. Within the unit, market and liquidity risk assessment and control are performed by the Market and Liquidity Risk Management Department independently and in addition to the monitoring and analysis performed as part of the Global Treasury Area's activity.

Routine control and monitoring of activity at branches abroad are performed by local units, with full coordination and routine reports to the corresponding Head Office units: the Exposure Management Department in the Global Treasury Area and the Market and Liquidity Risk Management Department in the Risk Management Area.

In addition to the assessment of risks, examination of outcomes, and routine control of compliance with limits, the Execution and Control Unit in the Global Treasury Area performs control activities. This control is operational and is aimed at checking for correctness, completeness, and congruence among the different databases in the various reporting systems, and identifying operational errors.

Market and Liquidity Risk Policy and Management

Risk limits reflect the Bank's risk appetite - the extent of risk to which the Board of Management and the Board of Directors are willing to expose the Bank. The limits are approved by the Board of Directors and anchored in regulations, including, among other things, limits on the sensitivity of the Bank's economic value to changes in the primary risk factors and specific limits for each of the various trading activities. A summary of the main limits is presented below.

ALM and market and liquidity risk management policy are defined and controlled by the Global Asset and Liability Management Committee of the Bank's Board of Management, headed by the Bank's Chief Executive Officer.

Policies, including the limits established, are submitted for discussion and approval to the Global Asset and Liability Management Committee of the Bank's Board of Management, the Business and Budget Committee of the Board of Directors, or the plenum of the Board of Directors, as relevant.

Market risk management policy is aimed at increasing expected returns, while maintaining approved and controlled risk levels.

Ongoing activity is conducted by secondary committees led by the Head of Global Treasury, with the participation of senior Bank officials appointed by the Board of Management. Local committees also operate in New York and London. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to market and liquidity risks, subject to the directives issued by the Supervisor of Banks or by the local regulator, as relevant.

The Business and Budget Committee and the Risk Management and Basle II Implementation Committee of the Board of Directors and the plenum of the Board of Directors receive reports on activities, exposures, results of operations, and execution of approved policy at least once each quarter.

Market and liquidity risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors. Market and liquidity risks are assessed and controlled based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the size of capital and the unique characteristics of the activity of each banking subsidiary.

Subsidiaries' exposure to market and liquidity risks is examined by the Market and Liquidity Risk Management Department in the Risk Management Area, and reported to the Board of Management and the Board of Directors of the Bank at an appropriate frequency based on the risk level.

Market risks derive from the Bank's exposure to price changes in the financial markets in which it operates. The Bank is exposed to changes in interest rates ("interest rate exposure"), exchange rates ("currency exposure"), and inflation ("linkage base exposure"). Liquidity risk arises from uncertainty with regard to the availability of resources, and is addressed separately.

Market Risks

Market risk exposure management at Bank Hapoalim differentiates between exposures that arise in the course of the Bank's routine asset and liability management (ALM, "non-trade") and trading exposures ("trade"). A detailed description of market risk management in ALM and trading activity appears in the Financial Statements as at December 31, 2006.

Liquidity Risk

Liquidity risk in foreign currency and in shekels in the various segments of activity is managed and controlled routinely, in order to ensure that the Bank can compete effectively even during situations of exceptional demand and supply in the financial markets.

Routine liquidity management is under the responsibility of the ALM Division and is carried out through the liquidity units, in shekels and in foreign currency. In accordance with the Proper Conduct of Banking Business Directive regarding liquidity management, the Bank uses an internal liquidity risk assessment model, as detailed in the Financial Statements as at December 31, 2006. A daily liquidity risk report is generated by the ALM system (a comprehensive asset and liability management system).

Risk Assessment and Control

The Risk Management Committee of the Board of Management is responsible for formulating market and liquidity risk assessment methodology. Identification and assessment of risks, monitoring of limits on the level of risks, and reporting of findings are carried out or controlled by the Risk Management Area, independent of the routine analyses and reports performed as part of the operation of the Global Treasury Area.

The Market and Liquidity Risk Management Department in the Risk Management Area is responsible for the formulation of the market and liquidity risk assessment methodology, in line with the strategic goals of the Bank Group, and for the control of market and liquidity risks in the Group. The Bank's overall risk level is measured and controlled according to procedures that include, among other things, limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. In addition, a risk estimate is performed using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance predefined by the Bank.

Risk assessments as well as limit control of trading positions are performed daily.

Market Risk Assessment Methodology

The risk is calculated for a horizon of ten business days and at a significance level of 99%. The higher of the risk level outcomes of two commonly accepted risk-assessment methods (historical simulation and Monte Carlo simulation) is taken into account. A full revaluation of the trading portfolio is performed every business day, numerous times, in various scenarios, in order to produce an estimate. An assessment of the risk level of the Bank's overall activity is executed once a month, using a historical simulation with a one-month horizon.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basle Committee, in order to examine the validity of the risk-assessment model. The results of these tests are reported annually to the Board of Management and to the Board of Directors. Details regarding this methodology appear in the Annual Report.

Overall Activity of the Bank

Set out below are the main data for the reporting period:

Sensitivity of the Bank's capital to changes in the CPI (Theoretical change in economic value as a result of each scenario)

	Sept. 30, 2007	January-Sept. maximum	January-Sept. minimum
Scenario		NIS millions	
1% decrease in the CPI	**(109.5)**	(121.5)	(79.1)

The Bank operates in currency markets through spot and forward transactions as well as through options, both on its own behalf and on behalf of its customers. Consequently, the Bank has activity in most of the world's tradable currencies, in developed markets as well as emerging markets. Due to the limits imposed on currency exposure, key points of which are noted in the summary of limits below, net currency exposure is low relative to the Bank's size.

Set out below are the main sensitivities to currency exchange rates as at September 30, 2007:

Sensitivity of the Bank's capital to changes in main currency exchange rates (Theoretical change in economic value as a result of each scenario; appreciation scenario indicates strengthening of the currency in question against all of the other currencies)

	10% appreciation	5% appreciation	5% depreciation	10% depreciation
Currency:		NIS millions		
USD	(62.5)	(34.2)	13.6	16.6
JPY	24.2	11.5	(11.2)	(10.1)
EUR	(21.7)	(12.0)	3.0	(2.8)
TRY	(0.6)	1.3	4.8	13.1
CHF	(7.6)	(2.6)	0.3	1.8
GBP	(5.2)	(2.1)	(2.5)	(6.3)

Sensitivity of the Bank's capital to parallel shifts in interest rate curves (Theoretical change in economic value as a result of each scenario)

		Sept. 30, 2007	January-Sept. maximum	January-Sept. minimum
Scenario			NIS millions	
1% shift in CPI-linked interest rate	increase	**(144.6)**	(187.6)	(38.2)
1% shift in unlinked interest rate	decrease	**(177.5)**	(188.9)	(81.2)
1% shift in foreign currency interest rates	increase	**(150.5)**	(170.2)	(93.3)

Trading Activity

Set out below are the main data for the reporting period:

VAR Estimates of Trading Activity

Scenario	Sept. 30, 2007	January-Sept. average	January-Sept. maximum	January-Sept. minimum
	NIS millions			
Bond trading	**7.7**	4.9	23.5	1.2
Trading in the dealing room	**13.7**	21.9	45.4	9.4
Total trading in Israel	**21.4**	26.8		

Procedures for Exposure to Market and Liquidity Risks

In early 2007, the Board of Directors approved an exposures document based on the work plan of the Global Treasury Area for 2007.

The approved limits include a general limit for the overall risk estimate of the Bank, changes in limits on overall sensitivity of the Bank to risk factors, and expansion of risk limits in the various areas of trading activity. Utilization of the approved limits, as listed below, is subject to approval by the Global ALM Committee.

Set out below are the principal limitations on exposures to market and liquidity risks, as at the reporting date:

	Limit	NIS millions	% of active financial capital
Overall Bank	Overall risk estimate (VAR)	**1,000**	
	Sensitivity to 1% change in interest rate curve:		
	CPI-linked shekel	500	
	Unlinked shekel	620	
	Foreign currency	720	
	Linkage base exposures by segment:		
	CPI-linked shekel		+/-100
	Foreign currency, including foreign currency linked		+/-30
Of which, trade	Overall risk estimate (VAR)	**250**	
	Shekel/foreign currency exposure		+/-10
	Sensitivity to 3% change in shekel/dollar exchange rate	40	
	Foreign currency exposure / foreign currency in trading and currencies	800	

Reporting

The Business and Budget Committee of the Board of Directors, the Risk Management and Basle II Implementation Committee, and the plenum of the Board of Directors receive periodic reports on exposures, results, and execution of approved policy. Details of these reports appear in the Annual Report.

During the reported period, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The regulatory rate of capital adequacy is calculated for interest rate risks in the areas of trading only, and for currency and inflation risks in the Bank Group. The capital required in this respect on September 30, 2007 was NIS 415 million, of which NIS 252 million was in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 163 million were in respect of other subsidiaries.

Operational Risks

Operational risk is defined as the risk of loss resulting from failed or faulty internal processes, human actions, system malfunctions, or external events. The definition includes legal risk, but does not include strategic risk and risk to reputation. The responsibility for routine operational risk management and for activities aimed at mitigating this risk rests with the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department in the Risk Management Area.

The operational risk management policy was approved by the Board of Directors of the Bank. The policy document serves as a framework for operational risk management within the Group, in accordance with uniform principles and reporting obligations, taking into consideration the Basle II recommendations.

The bank is preparing to implement the Basle II recommendations in stages, as part of the preparations for application of the Basle II Sound Practice principles, in line with the Bank's policy in this area. The Bank of Israel has published draft standards related to operational risk management, which refer to an amended working framework for the measurement of capital and capital standards (Basle II) and to guidelines for the management of operational risks. These drafts serve as the basis for a dialogue on this subject between the Supervisor of Banks and the banking sector.

Activity in the area of information security is conducted as required under the directives of the Bank of Israel, the Protection of Privacy Law, and other laws, as relevant, with the aim of protecting the information technology system and minimizing information security risks.

The Supervisor of the Prohibition of Money Laundering and Prevention of Terrorism Financing

During the third quarter of 2007, the development and improvement of control systems and the system for reporting to the Israel Money Laundering Prohibition Authority continued. The system for scanning names against international alert lists of entities and individuals that pose a risk in connection with the prohibition of money laundering and the prevention of terrorism financing was upgraded. In addition, a computerized system was developed for documentation and retention of information regarding Know Your Customer directives. Training activities and implementation of legal directives continued, with an emphasis on international banking activity and on accounts of foreign residents. Within this process, training kits for branch compliance officers were expanded to include tools and lessons learned from events in Israel and globally. As part of the training activity, knowledge tests on this topic continued for Bank employees and employees of subsidiaries who are in contact with customers. This process will be concluded in the last quarter of the year.

These training and implementation activities have led to a significant increase in the number of reports handled by the unit headed by the Supervisor of the Prohibition of Money Laundering and Prevention of Terrorism Financing.

The unit continues its initiatives in the area of developing new control tools and improving existing systems, in order to reinforce its ability to identify and examine activities that appear to be unusual in the context of the prohibition of money laundering or activities that appear to be related to terrorism financing. The unit is responsible, among other things, for preventing the performance of such acts by or through the Bank and for reporting them to the Israel Money Laundering Prohibition Authority and/or to the Israel Police, as relevant.

The unit actively participates in content management on the website for the Bank's compliance officers. The website is used by compliance officers at the various units of the Bank, and serves as a key tool for the dissemination of information, lessons learned, and guidelines in order to improve and further the absorption of knowledge on the subjects of the prohibition of money laundering, the prevention of terrorism financing, and also on the subject of consumer protection directives.

The Supervisor of the Prohibition of Money Laundering is solidifying and expanding measures to ensure implementation of the policy throughout the Bank Group, in Israel and globally.

The Bank and its subsidiary companies have completed the procedures, operational systems, and training required under those provisions of the amendment to the Anti-Money Laundering Law (Identification, Reporting, and Record-Keeping Requirements of Banking Corporations for the Prevention of Money Laundering and Terrorism Financing), 5761-2001, dated December 12, 2006, that are already in effect.

Due to the complexity of the implementation of some of the provisions of the Money Laundering Prohibition Order, at the request of the Bank, the Supervisor of Banks has postponed the implementation date of several sections related to the identification and reporting of activities with risky countries. The Bank is working to complete the required implementation by the new dates established.

On September 24, 2007, the Bank announced that in light of the government's decision to declare the Gaza Strip a hostile territory, the Bank had decided to terminate banking activity with banks and branches located in the Gaza Strip.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308, published in 2002, represents an important phase in adherence to and compliance of consumer-protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer are required under the general framework of risk management in a banking corporation. The Compliance Officer's role involves assisting the Board of Management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit monitors gaps and violations (which may exist) in the area of consumer-protection directives and improvement of the infrastructures survey. Monitoring is done in conjunction with the professional departments until the handling of the issue is concluded. In certain cases, handling may require changes to automated systems. In addition, changes in legislation and taxation directives are monitored, as they pertain to consumer protection directives.

Main activities during the first three quarters of 2007:

Work sessions were held with professional units supporting the execution of the compliance plan. In the area of training and implementation, planned visits were made to branches and Regional Administrations in order to further the implementation of consumer-protection directives. A new tutorial on the subject of dormant deposits and an additional tutorial on the subject of clients who passed away were distributed. Another tutorial was prepared on the subject of "Deficiencies in Banking Activity," dealing with deficiencies pertaining to consumer-protection directives, which will serve as a training tool for regional and branch Compliance Officers. The unit continues to monitor the process of implementation of consumer-protection directives through tutorials prepared by the Compliance Officer Unit.

Seminars were held for Compliance Officers. In addition, branch Compliance Officers performed control processes in areas related to consumer-protection directives, particularly in the area of improving data on accounts opened for non-residents and improving data on encoded accounts.

The Unit is coordinating a project in the area of training of authorized employees and authorizations for opening accounts, At in order that employees that engage in opening accounts will receive the appropriate training.

In the area of computerization, advancement of the new projects approved continued; these projects will provide help and support tools for the control of compliance with consumer-protection directives. The tools will assist the Unit as well as subsidiaries and auxiliary corporations within the Group.

The Compliance Officers' website was launched within the organization's portal during the first quarter. In the second quarter, a forum for Compliance Officers was opened within the Compliance Officers' website; the forum has become active and helpful in the course of the ongoing activity aimed at increasing Compliance Officers' knowledge and professional expertise. The website is used by the community of Compliance Officers at branches, Regional Administrations, and the Head Office. The site contains professional content and serves as an efficient tool for the benefit of all members of this community.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, inter alia, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results. As a "bank" and as a "banking corporation," the Bank's activities are guided and bound by a system of laws, orders, and regulations (including, among others, the Banking Ordinance, 1941; the Bank of Israel Law, 5714-1954; the Banking (Licensing) Law, 5741-1981; and the Banking (Service to Customers) Law, 5741-1981, as well as the regulations and rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks).

Banking laws include directives which apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations," and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by agencies within government ministries, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at specified rates; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "non-financial corporations," as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competition Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank.

Legal Risk

According to the Bank of Israel's definition, legal risk is "risk of a loss due to the inability to enforce an agreement by legal actions."

Risks of this kind in the Bank's work may arise from a wide range of diverse circumstances. Thus, for example, risks may arise from the absence of written documentation of contractual engagements between the Bank and its customers, or between the Bank and its suppliers or others, defective signatures, and/or a lack of details in written agreements; from improperly phrased agreements and/or agreements open to interpretation that does not reflect the Bank's intentions; or from agreements that are subject to cancellation (in full or in part) and/or that include unenforceable directives or other legal flaws.

The Bank takes a broad approach to legal risks, encompassing risks arising from primary and secondary legislative directives, regulatory directives, rulings of courts, tribunals, and other entities with quasi-judicial authority, risks arising from activity not backed by legal counsel or from flawed legal counsel, and risks arising from legal proceedings.

Legal risks are naturally intertwined with operational risks, as for example in the case of the absence of a full, written, legally signed agreement in a particular transaction, despite the fact that an agreement of the same type exists at the Bank and is used in the ordinary course of its business.

Handling of issues of legal risks emphasizes the following points:

- Identifying and addressing areas of material legal risk, with the appointment of an officer responsible for implementing the directives.
- Preparing suitable agreements, guidelines, and procedures in order to ensure that risk-prevention measures are implemented.
- Examining the implications of legislative directives (including court rulings) and directives of government agencies, and their consequences for the Bank's work.
- Drawing conclusions from legislative changes (including court rulings) and applying those conclusions in the legal documents customarily used at the Bank; delivering opinions on such matters to the relevant Bank units.
- With regard to subsidiaries in Israel and abroad, a general risk-management policy was delineated, which each subsidiary must adapt to its circumstances and operations; mechanisms for reporting to the Head of Legal Risk are also required of these subsidiaries.

Internal Auditor

Disclosure regarding the Group's internal auditing, including the professional standards under which the internal audit operates and the considerations involved in formulating the yearly and multi-year work plans, are described in the Annual Report for 2006. No material changes occurred in this regard during the reported period.

Capital Market Activity

On July 25, 2005, the Knesset enacted three laws that set forth material changes in the capital market and in banking activity, known as the Bachar Reform.

Under these laws, the Bank is prohibited from managing provident funds and joint investment trust funds ("mutual funds"), and is required to sell its full holdings in such funds within timeframes stipulated in the legislation.

As a condition to receive a pension advising license, the Bank is also required to reduce its holdings in Clal Insurance Enterprises Holdings Ltd. to 10% or less of any type of means of control before that company may control an insurer.

By the date of publication of this report, the Bank completed the sale of all of its holdings in mutual funds and a considerable part of its provident fund holdings, and entered into agreements to sell its remaining provident fund holdings. These transactions are due to be completed in the near future. The Bank thus intends to complete the sale of all assets whose sale is required under the Bachar Reform by the end of the first quarter of 2008.

Banks under the Bank's control (Bank Massad and Bank Yahav) are also required to sell such assets. To the Bank's knowledge, these banks also intend to sell those assets whose sale is required by the end of 2007.

Upon completion of the aforesaid sales, the prerequisite conditions for the Bank to receive a pension advising license will be fulfilled, according to the directives of the Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005 (the "Pension Advising Law," which is part of the Bachar Reform); accordingly, the Bank intends to apply to the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Supervisor") at that time to grant the Bank a pension advisor's license.

Note, however, that under the provisions of the Pension Advising Law, as an additional condition to grant a pension advising license, the Supervisor must be persuaded that "granting the bank a pension advisor's license shall not cause material damage to the development of competition and to the prevention of concentration in Israel, in the area of pension advising, in the area of mediation between customers and institutional entities, and in the area of banking." (Section 11(A)(5) of the Pension Advising Law).

In July 2007, an agreement was reached between the Bank and the Supervisor with regard to the Bank's gradual entry into pension advising. According to the agreement, the Bank will receive a pension advisor's license immediately after the Bank and the corporations under its control complete the sale of the mutual and provident funds under their ownership and/or management, as required under the Bachar Reform.

Until August 1, 2010, the license will be restricted to the provision of pension advice to self-employed persons, persons aged 55 or over who have no income from work as employees, and young persons aged less than 18 years As of August 1, 2010, the Bank will be permitted to provide pension advice to the general population, without restriction.

As part of the agreement with the Supervisor, the Ministry of Finance initiated a legislative amendment proposal allowing the banks to provide advice regarding life insurance products as well.

The Capital Market

The Bank Group's capital market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; safekeeping services in securities; research and consulting services for customers on the capital market; provision of services to financial asset managers; management of investment portfolios; and underwriting and issue management.

In addition, the Bank Group's activity still includes the management and operation of provident funds, advanced study funds, and a central severance pay fund owned by the Bank, as well as monetary trust and operational management of provident funds controlled by other entities. Some of the financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specialize and engage in a specified field.

Among other things, the Bank operates through subsidiaries that manage investment portfolios in securities and financial assets for private customers, corporations, non-profit associations, and institutions, and also provide trustee services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the Maof Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing house members.

The average daily turnover of shares and convertible securities (including off-exchange transactions) totaled NIS 1,901 million in the third quarter of 2007, an increase of 45% compared with the third quarter of 2006.

The average daily turnover of bonds totaled NIS 3,695 million in the third quarter of 2007, an increase of 207 % compared with the third quarter of 2006.

Distribution of Mutual Funds

The Bank has reached agreements with the decisive majority of mutual fund managers in Israel with regard to the distribution of mutual fund units to its customers. The Bank is entitled to collect distribution fees in respect of this activity, as stipulated in the regulations. For details regarding the volume of the mutual funds distributed by the Bank Group, see the section Developments in Balance Sheet Items - Off-Balance-Sheet Activity, above.

Poalim Sahar Ltd.

The company is a member of the Tel Aviv Stock Exchange and the TASE Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, advanced study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, research services, representation at general assemblies, and safekeeping and account management services.

Peilim - Portfolio Management Company Ltd.

The company manages investments for private customers, business organizations, institutions, and non-profit entities. The company also manages investments for personal severance pay funds and portfolios through mutual funds. Investments are managed for local and foreign customers in the Israeli capital market and in capital markets worldwide.

On September 30, 2007, the company managed portfolios at a monetary value of NIS 8.3 billion, compared with NIS 7.4 billion at the end of 2006.

Under the Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments), 5765-2005, Peilim will be required to stop providing investment portfolio management services to institutional investors: joint trust investment funds, provident funds, and insurers with investments credited to insured clients. The dates stipulated in the aforesaid law with regard to this matter are as follows: cessation of portfolio management services for provident funds within three years of February 10, 2006; cessation of portfolio management services for mutual funds within four years of the same date.

Provident Funds, Advanced Study Funds, Severance Pay Funds, and Paid Sick Leave Funds

Under the Law for Increasing Competition, the Bank is required to divest from its holdings in management companies of provident funds within three years of the aforesaid law's publication.

In accordance with the law, the Bank is entitled to continue to provide operational services to companies that manage provident funds.

The asset value of provident funds operated by the Bank Group reached NIS 101.4 billion at the end of September 2007, compared with NIS 96.4 billion at the end of 2006.

Details regarding the sale of the principal provident funds:

On April 20, 2007, the sale transaction was completed in which Kovetz Provident Funds Management Company Ltd. (hereinafter: "Kovetz"), a wholly-owned subsidiary of the Bank, transferred to Prisma the New Provident Funds Company Ltd., which is a company in the Prisma group, for a total consideration of NIS 455 million, the provident fund management activity for the following funds: Keren Or, Katzir, Kinnereth, Aluma, Teutza, Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth, and Marpeh Central Sick Pay Fund, including the goodwill acquired by Kovetz during the years of its activity, all rights and obligations of Kovetz in relation to the management of the aforesaid provident funds, and the right to receive the management fees of these funds. The balance of assets of the aforesaid funds totaled NIS 15 billion at the end of March 2007. Net profit from the above sale amounts to NIS 271 million, and is included in the results of operations of the second quarter of 2007 under profit from extraordinary activity, after taxes.

On June 28, 2007, the sale transaction was completed in which Gad-Gmulim Provident Fund Management Company Ltd. (hereinafter: "Gad-Gmulim"), a wholly owned subsidiary of the Bank, transferred to Dash Provident Fund Management Ltd. (hereinafter: "Dash"), in consideration for a total of NIS 31 million, the entire management activity of the provident fund Tagmulim (hereinafter: "Tagmulim Fund"), comprised of the goodwill acquired by Gad-Gmulim in the management of Tagmulim Fund during the years of its activity, the investment activity of Tagmulim Fund, all rights and obligations of Gad-Gmulim in relation to the management of Tagmulim Fund and its assets, and the right to receive management fees for the management of Tagmulim Fund. The balance of assets of Tagmulim Fund totaled approximately NIS 4.9 billion at the end of April 2007. Net profit from this transaction amounts to NIS 19 million, and is included in the results of operations of the second quarter of 2007 under profit from extraordinary activity, after taxes.

On May 31, 2007, an agreement was signed according to which Gad Gmulim will sell the activity of the provident fund Gadish (hereinafter: "Gadish"), which is under its management, to Gadish Provident Fund Investments Ltd. (hereinafter: "Gadish Investments"). The agreed consideration for Gad Gmulim from this sale was to be the amount equal to 3.175% of the monetary volume of Gadish assets at the date of completion of the transaction. However, Gadish Investments has asked to be released from the aforesaid agreement. Consequently:

On November 8, 2007, the Board of Directors of the Bank resolved that Gad Gmulim Provident Fund Management Company Ltd., a wholly-owned subsidiary of the Bank (hereinafter: "Gad Gmulim"), would agree to the request by Gadish Provident Fund Investments Ltd. (hereinafter: "Gadish Investments") to cancel the agreement dated May 31, 2007, according to which Gadish Investments acquired the activity of the provident fund Gadish (hereinafter: "Gadish") from Gad Gmulim, including the goodwill accumulated by Gad Gmulim in the management of Gadish and the rights to receive the management fees of Gadish, provided that Gad Gmulim would concurrently enter into an agreement with Psagot Ofek Gemel Ltd. (hereinafter: "Psagot") for the acquisition of the activity of Gadish, including the including the goodwill accumulated by Gad Gmulim in the management of Gadish and the rights to receive the management fees of Gadish, under similar conditions and for the same consideration.

The expected consideration for Gad-Gmulim from the sale of the aforesaid full rights and obligations is the amount equal to 3.175% of the monetary volume of Gadish assets at the date of completion of the transaction. The consideration, calculated based on the volume of the provident fund as of September 30, 2007, reached NIS 675 million, and the expected net profit on this basis is approximately NIS 410 million. As part of the transaction described above, Psagot will enter into long-term agreements with the Bank concerning the distribution of Gadish by the Bank and the provision of operational services by the Bank to Psagot. Completion of the transaction is contingent upon receipt of all required regulatory approvals and amendment of the articles of Gadish. On November 11, 2007 the above mentioned agreements were signed with Psagot in accordance with the decision of the Board of Directors.

The Bank has signed agreements for the sale of the remaining provident funds under its ownership, the total balance of which is NIS 13.5 billion as at September 30, 2007, for a total consideration of NIS 90 million, with net profit of NIS 50 million. The transactions for the sale of the provident funds are expected to be completed by the end of the first quarter of 2008.

Provident funds of Bank Massad:

The Israel Teachers' Union and the Teachers' Organization have informed the Bank of their wish to undertake the management of the provident fund Daphna, which is managed by Bank Massad, such that each organization will manage its own members through a management company. Commercial agreements regarding the transfer of the fund's activity to these organizations have not yet been reached.

Provident funds of Bank Yahav:

The value of the assets of the provident funds and the advanced study funds owned by Bank Yahav reached NIS 9.7 billion at the end of September 2007.

On October 16, 2007, Bank Yahav signed an agreement for the sale of most of the provident funds under its ownership whose volume totaled about NIS 7 billion at the end of September 2007 and the expected monetary contribution is approximately NIS 158 million. Completion of the transaction is contingent upon receipt of all required regulatory approvals.

For details regarding the balances of the provident funds operated by the Bank Group, see the section Developments in Balance Sheet Items - Off-Balance-Sheet Activity, above.

Total assets of provident funds owned by the Bank Group which were sold and designated for sale totaled approximately NIS 46.7 billion on September 30, 2007.

Pension Advising

According to the directives of the Pension Advising Law and the Banking (Licensing) Law, 5741-1981, as amended by the Law for Increasing Competition (hereinafter, together: the "Legal Arrangement"), the Bank shall be permitted to engage in pension advising in the future, under the terms stipulated in the Legal Arrangement, including, especially, receiving a pension advising license from the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance.

The Bank is preparing for the time when it may begin engaging in pension advising, as noted. Among other things, a new Pension, Insurance, and Retirement Funds Division has been established within the Bank, responsible for coordinating pension advising activity. Personnel specializing in the pension insurance market have been hired by the Division, and the Bank has trained pension advisors from among its employees while also hiring additional employees, in order to be able to adequately provide pension advice to the public once it receives a license to engage in this activity. To date, 431 advisors have been trained and have passed Finance Ministry pension-advising licensing examinations. In addition, the Bank is adapting its procedures and systems; working to prepare distribution agreements with pension product producers; and setting up IT infrastructures to allow the provision of service to customers, including support systems for pension advising to help match suitable pension solutions to customers.

As part of these preparations, the Bank has acquired the company Meitavit Maayan for Research and Development Ltd., which owns rights to products and system developments of the type required by the Bank in order to establish pension-advising support systems, and has the expertise needed for specification, writing, and editing of software solutions for pension advising. The Bank has also acquired a pension payment management system, which together with systems developed at the Bank will allow agreements with producers of pension products and with employers and customers in order to collect pension payments, channeling of payments towards the different producers according to the customer's instructions, and retrieval of information from producers for customers through the various channels.

In July 2007, an agreement was reached between the Bank and the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance with regard to the Bank's gradual entry into pension advising, upon the completion of the sale of the assets under management by the Group. See the Capital Market Activity section above for details.

Services for Financial Asset Managers

The Financial Asset Manager Services Division within the Client Asset Management Area coordinates activities related to providing various services for financial asset managers: provident fund managers, mutual fund managers, and investment portfolio managers.

The new division collects under one roof the knowledge, experience, and human and IT capabilities accumulated at the Bank in the operation of the financial assets mentioned above and in the provision of comprehensive banking services to entities that manage these assets: provident fund management companies, mutual fund management companies, and investment portfolio managers. The Bank has signed agreements for the provision of services in the area of provident funds with private investment houses, some incidental to the sale of provident funds. In the area of mutual funds, service agreements were signed with mutual fund management companies.

The Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance has issued a directive according to which a pension advisor providing operational services shall not charge operational fees from management companies higher than 0.1% annually of the total assets of the provident fund which are operated by the pension advisor. As the Bank is preparing to become a pension advisor, this directive will limit the rate of operational fees to be collected.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives. This involvement, implemented through "Poalim for the Community," is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in the advancement and improvement of conditions for all members of the community, especially those who are underprivileged.

In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both members of management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion.

Ongoing Activities

All of the Bank's community-oriented activity is organized under the "Poalim for the Community" framework (hereinafter: "Poalim for the Community"); part of the activity is conducted through the "Poalim for the Community Foundation (Registered Non-Profit Organization)" (hereinafter: "Poalim for the Community Foundation"), and the rest is conducted through other channels, described below.

"Poalim for the Community" devotes special attention to work with children and adolescents, with the aim of advancing the generation of the future. However, the activity of "Poalim for the Community" is extensive and varied, and includes other target audiences as well.

Through the areas of activity described below, and through the various projects promoted by the Bank Group, the Group's involvement in the community in the first nine months of 2007 was expressed in a financial contribution of approximately NIS 32 million.

The following are the details of the various channels and projects:

"Poalim Volunteers" employee volunteer project - Several units collaborate on this project, aimed at assisting employees interested in volunteering for community activities. The Bank units involved are the Human Resources Area, the Logistics and Procurement Area, the Employees' Union, the Head of Community Affairs, Regional Administrations in the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees in several areas of Israel are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Other Bank employees also volunteer individually with the Bank's assistance.

"Poalim for the Community" Foundation - Monetary donations to numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.

During 2007, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, strengthening weakened population groups, and support for educational, culture, welfare, health care, and science institutions. Through the Foundation, the Bank contributes to higher education institutions, to scholarships for university students and underprivileged schoolchildren, and to the creation of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and need special assistance in order to progress in their studies.

The "Poalim for the Community" Foundation contributes to the advancement of culture and the arts, and makes donations to various activities throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.

Another important area in which the "Poalim for the Community" Foundation is a regular donor is health care. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.

The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help in realizing wishes of children suffering from cancer.

"Read & Succeed" community project - "Poalim for the Community" is committed to changing the reading habits of Israeli children and youth. In addition to its ongoing community activities, the Foundation decided in 2004 to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. The project has continued in 2005, 2006, and 2007.

The aim of the project is to raise public awareness of the issue of encouraging reading. The project includes a public informational campaign, distribution of books, funding of story hours throughout Israel, activities during National Book Week, and collaboration with the Children's Channel and other media.

Community-oriented sponsorships - "Poalim for the Community" is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health care institutions.

Donations of computers and accompanying equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates computers and other accompanying equipment each year.

In the first nine months of 2007, the Bank made 160 donations of computers and accompanying equipment.

"Poalim for Culture and Nature in Israel" - At Passover, "Poalim for the Community" announced a special project in which all Israelis were invited to visit 48 sites throughout Israel free of charge during the holiday. This project was successfully launched in 2005, and the Bank decided to expand it in 2006 and 2007.

Bank Hapoalim believes closeness to our heritage and culture is of the utmost importance, and as part of this aim resolved to make it possible for parents and children throughout Israel to travel during the holiday and enjoy a variety of sites all over the country, without the visits causing a heavy financial burden for the families.

Support for culture and arts - Each year, the Bank contributes to the promotion of culture and the arts through donations and sponsorships; for example, the Bank provides support to museums throughout Israel. Likewise, the Bank accompanies and supports, through multi-year agreements, various internationally recognized cultural institutions which are committed to leadership and excellence in their field; the Bank supports the activity of the Batsheva Dance Company through three-year scholarships for dancers, and supports the Israel Philharmonic Orchestra under a five-year agreement.
The Bank also holds art exhibits at its Head Office building, with revenues devoted to the various foundations that participate in this initiative.

"Violence - No Way" project - In June 2006, "Poalim for the Community" launched a project aimed at fighting violence. The program includes explanatory and instructional activities at recreational sites, with the participation of Bank employee volunteers; operation of mediation centers for adolescents who have suffered or inflicted hurt; rehabilitation of adolescents involved in criminal activities; and more. In addition, in collaboration with the Keshet television network through its "A Star is Born 4" program, the program encouraged a high level of involvement and identification with this topic. The nationwide activities are accompanied by the slogan, "Violence - No Way." The project continued during 2007, at a smaller scope.

"From Three to Five" Project - Bank Hapoalim participated in the efforts of the Israel Technion Society and the ORT organization to help students from lower socio-economic backgrounds improve their academic achievements in mathematics. The aim is to increase the number of applicants for the 5 credit-points matriculation exam in mathematics by about 5%. The Bank's involvement enabled 1,500 students to participate in the project during the current academic year.

"Matan - Your Way to Give" (hereinafter: "Matan") - Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation. Through the "Matan Campaign," employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting and strengthening disadvantaged groups in society. Donations are distributed in a special procedure that involves an examination of needs and effectiveness. Bank employees participate as volunteers on the "Matan" fund designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers," assisting in the monitoring process of use of the funds donated.
"Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) refers to business organizations' activity aimed at generating profits responsibly, while reducing the firm's negative impact on the environment and on society, such as through the prevention of pollution, and increasing its positive impact, such as through financial education for the community.

The Bank is working to incorporate social responsibility in its ongoing activity. For this purpose, the Bank is preparing an organization-wide program to instill social responsibility in all areas of its activity. The Bank's objective is to meet international standards in this field.

As part of this program, a detailed gap analysis is been performed in reference to the leading framework of CSR indicators: the Global Reporting Initiative (GRI). These indicators are used by the best business organizations in the world. The diagnostic process involves an examination of the Bank's actual position relative to indicators and metrics derived from GRI in the areas of the environment, society, and economy. The diagnostic process is being conducted with the assistance of professional teams in the various areas of activity. The outputs of the diagnosis and the teams' work will include a CSR report for 2007, to be published in 2008, and a plan for activities to promote corporate social responsibility at the Bank.

Other Matters

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents. The Antitrust Authority did not disclose to the Bank the reason for the seizure of the documents or the subject of its investigation.

As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi-Tefahot Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money-Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereinafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning. Further to this investigation, in February 2006, two mid-level employees at one of the Bank's branches were indicted for an offense under the Money-Laundering Prohibition Law.

In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the outcome and consequences of the investigation.

After the release of the Bank's annual financial statements for 2005, criticism was published in the media regarding the amount of the overall compensation paid to the Bank's senior executives, as reported in the financial statements.

In its meeting dated April 27, 2006, the Board of Directors of the Bank held a discussion of the compensation plan for the Bank's senior executives and determined that the principles instituted at the Bank from 1998 to the present were approved in a legal manner and served the best interest of the Bank and of all of its shareholders.

However, in view of the public sentiment on this matter, the Board of Directors resolved to establish a committee comprised of Board members to reexamine the compensation system. The Board of Directors emphasized that it is appropriate that the compensation policy for executives should continue to be based on achievements, excellence, and the attainment of business objectives, as has been the practice until now, for the good of the Bank and its shareholders. At the same meeting, the then Chairman of the Board Mr. S. Nehama, CEO of the Bank Mr. Z. Ziv, and Chairman of the Board of Isracard and of companies in the Poalim Capital Markets Group, Mr. D. Dankner (who was recently appointed Chairman of the Board of Directors), announced that notwithstanding their existing contracts, they would agree that the committee might decide that in calculating bonuses, the Bank's profits should be taken into account excluding the substantial profits to be obtained from sales of assets imposed on the Bank as a result of the Bachar Reform (such as the sale of mutual funds, provident funds, and Bank Otsar Hahayal).

The Israel Securities Authority addressed a request to the Bank for details regarding the manner in which the compensation is determined. Later, the Bank was required to provide the Israel Securities Authority with a legal opinion regarding the question whether the Arison Group and Mr. D. Dankner had a personal interest in approving the salary of the Chairman of the Board of Directors of the Bank at the time.

The Bank received a legal opinion produced jointly by the legal firms Gornitsky & Partners and Caspi & Partners, which determined that neither the Arison Group nor Mr. Dankner had a personal interest in approving the salary and compensation of the Chairman of the Board of Directors and that the approval of the salary and compensation of the Chairman of the Board of Directors by the general assembly of shareholders was performed in a lawful manner.

The Bank was contacted by two legal firms, on behalf of their clients, who are shareholders of the Bank, stating that they intended to submit a request to the court to approve the filing of derived claims on behalf of the Bank, against members of the Board of Directors of the Bank, in regard to the approval of the terms of salary and compensation for senior officers of the Bank, and against some of those officers, all in order to cause them to repay to the Bank the amount which, in the opinion of these attorneys, should not have been approved and paid.

The Bank rejected the demands to file its own claim against members of the Board of Directors and against senior officers of the Bank, as in the opinion of the members of the Board of Directors who discussed the demand, all decisions on this matter were made in a lawful manner.

Subsequently, in July 2006, one of the legal firms, on behalf of its client, Mr. Shalom Vashdi, filed a request with the court to approve the filing of a derived claim on this matter on behalf of the Bank against the Chairman of the Board of Directors at the time, Mr. Shlomo Nehama, claiming that he should repay the entire salary he received from the Bank in the last seven years, and against members of the Board of Directors of the Bank, claiming that they should pay the Bank the amount of about NIS 42 million, which is the amount that, according to the originator of the request, should not have been paid to senior officers of the Bank (hereinafter: the "Derived Petition").

Further to discussions held with the Israel Securities Authority, and further to discussions held with the representatives of the petitioner in the Derived Petition, on October 4, 2006, an agreement was reached regarding a settlement between the Bank and officers of the Bank and the petitioner in the Derived Petition (hereinafter: the "Settlement Agreement").

Under the Settlement Agreement, solely due to the public aspect of the case, Mr. Nehama and Mr. Ziv, CEO of the Bank, will each pay the Bank the amount of approximately NIS 13 million. These amounts constitute the full difference between the bonuses paid to Mr. Nehama and Mr. Ziv by the Bank for the year 2004 and the bonuses paid to them for the year 2005. Payment of these amounts will be executed, as stipulated in the Settlement Agreement, among other things; out of the amounts which Mr. Nehama and Mr. Ziv will be entitled to receive from the Bank for the years 2006-2008, in CPI-linked values.

The Settlement Agreement further stipulates that Mr. Nehama and Mr. Ziv relinquish, from 2006 forward, the bonuses to which they would be entitled for profits from the sale of provident funds and/or pension funds and mutual funds owned by the Bank, the sale of which is imposed upon the Bank by law; and for profits resulting from the sale of the Bank's shares in Bank Otsar Hahayal Ltd. (the "Forced Sales").

The Settlement Agreement notes that the aforesaid amounts will be repaid to the Bank by Mr. Nehama and Mr. Ziv due to the public aspect of the case, despite the fact that the Bank, the members of the Board of Directors of the Bank, and their legal advisors have determined that the full payment of the bonuses was approved in a legal manner, and that Mr. Nehama and Mr. Ziv were lawfully entitled to receive the full amounts paid to them as bonuses, in recognition of their accomplishments and the Bank's achievements during 2005, as was also stipulated in the Settlement Agreement.

The Settlement Agreement further states that due to the public aspect of the case, the Bank is considering the formulation of an updated option plan and/or compensation plan, to apply from 2006 forward, for Mr. Nehama and Mr. Ziv, as well as for all or some of the other officers and senior employees of the Bank and of the Bank's subsidiaries.

The Settlement Agreement also stipulates that although Mr. Dankner did not join the Settlement Agreement, due among other causes to the fact that his compensation and bonus were approved by the general assembly of the Bank with the support of more than one-third of the participants who did not have a personal interest in the decision, and in light of the opinion of his legal advisors, Mr. Dankner was granted the right to join the Settlement Agreement, in writing, until July 31, 2007, and to pay the Bank the amount of NIS 7.5 million, in the same format in which Mr. Nehama and Mr. Ziv are repaying funds to the Bank. Mr. Dankner gave notice that he is joining this agreement.

On May 20, 2007, the Settlement Agreement was approved by the district court and was granted the status of a verdict. Once the verdict is conclusive, repayment to the Bank will be performed as stipulated in the Settlement Agreement.

The annual ordinary general meeting of the Bank's shareholders convened on January 24, 2007. Among other things, the shareholders resolved to approve the election of Ms. Efrat Peled as a director of the Bank and of Prof. Yair Orgler as an external director of the Bank (under Proper Conduct of Banking Business Directive 301 of the Bank of Israel).

On May 15, 2007, Mr. Shlomo Nehama resigned from the position of Chairman of the Board of Directors of the Bank and resigned as a member of the Board of Directors. On the same day (May 15, 2007), Mr. Dan Dankner was elected to the position of Acting Chairman of the Board of Directors of the Bank, until the completion of the sale of control of Salt Industries to a subsidiary of Arison Holdings. On June 24, 2007, following the transfer of control of Salt Industries, Mr. Dan Dankner was elected to serve as Chairman of the Board of Directors of the Bank.

On May 28, 2007, the Board of Directors approved changes in the composition of Board committees, as follows: Appointment of Mr. D. Dankner (replacing Mr. S. Nehama) as Chairman of the Credit Committee, the Business and Budget Committee, the Repricing Committee, and the Investment Approval Committee; appointment of Ms. I. Izakson as Chairman of the Balance Sheet Committee.

On July 23, 2007, the Board of Directors approved the formation of the Risk Management and Control and Basle II Implementation Committee, composed of the following directors: I. Izakson, Chairperson; D. Dankner; M. Koren; N. Dror; J. Pomrenze; Y. Orgler. In addition, the Board of Directors approved changes in the job description and authorities of the Investment Approval Committee.

On September 10, Mr. Amir Barnea and Mr. Haim Samet announced their resignation from the Board of Directors of the Bank. On the same day, the Board of Directors of the Bank approved the appointment of Ms. Mali Baron, Mr. Leslie Littner, and Mr. Oded Sarig as external directors of the Bank (pursuant to Proper Conduct of Banking Business Directive No. 301 of the Bank of Israel), and the appointment of Mr. Nir Zichlinskey as a director of the Bank. The Board of Directors also approved the appointment of the new directors to various Board Committees.

On October 29, 2007, the Board of Directors approved the appointment of Mr. Ronen Israel as an external director of the Bank (pursuant to Proper Conduct of Banking Business Directive No. 301 of the Bank of Israel).

The Board of Directors also approved the following appointments to the Bank's Board of Management:

- Mr. Z. Kenan, to the position of Head of the Corporate Area, replacing Mr. S. Talmon, who announced his resignation, effective December 14, 2007.
- Mr. U. Paz, to the position of Head of the Retail Area, effective December 14, 2007.
- Ms. L. Asher-Topilsky, to the position of Head of the Corporate Center, effective December 1, 2007.

On November 13, 2007 the Board of Directors approved the appointment of Mr. B. Ben-Zeev to the position of Head of the Finance Area (CFO), replacing Mr. Y. Rozen, who announced his resignation, effective January 1, 2008. The appointment is subject to approval by the Bank of Israel.

Further to the information reported in the section on the Bank Group's activity and business developments in the Financial Statements as at December 31, 2006, regarding investments in the Bank's share capital, note that:

The holders of the permit for control of the Bank at the date of publication of the financial statements are Ms. Shari Arison and Mr. Micky Arison. Their stake in the Bank is held through several trusts that have holdings in the following Israeli companies, which own shares of the Bank: Arison Holdings (1998) Ltd. (hereinafter: "Arison Holdings") holds shares comprising approximately 20.76% of the Bank's share capital, of which 20.0% constitute the "controlling interest" (as defined in the control permit issued by the Governor of the Bank of Israel).

Arison Investments Ltd. (a sister company of Arison Holdings; hereinafter: "Arison Investments"), through a wholly-owned subsidiary, holds approximately 82.2% of the share capital of Salt Industries Ltd., which holds shares comprising approximately 6.01% of the share capital of the Bank.

Near the date of publication of the financial statements, the Arison Group (through Arison Holdings and Arison Investments) holds a total of approximately 26.8% (26.4% fully diluted) of the share capital of the Bank.

The following are the developments in the Arison Group's holdings of shares of the Bank during the reporting period:

On March 15, 2007, Arison Holdings received ownership of 40,221,723 ordinary shares of the Bank, comprising approximately 3.2% of the share capital, purchased from the foreign companies BH Investment Associates, BH Israel LLC, and Madlen LLC, which were formerly among the owners of the controlling interest in the Bank, but withdrew from it, in consideration for USD 4.19 per share, or a total consideration of USD 168 million.

On April 18, 2007, Arison Holdings purchased 8,000,000 ordinary shares of the Bank, comprising 0.63% of the Bank's share capital, in consideration for NIS 21.40 per share, or a total consideration of NIS 171 million.

On September 6, 2007, Arison Holdings purchased 6,303,588 ordinary shares of the Bank, comprising approximately 0.5% of the Bank's share capital, in consideration for NIS 19.26 per share, or a total consideration of NIS 121 million.

On June 3, 2007, a wholly-owned subsidiary of Arison Investments (hereinafter: the "Subsidiary") purchased approximately 60.65% of the shares of Salt Industries, which directly and indirectly holds ordinary shares comprising approximately 6.01% of the share capital of the Bank.

Upon completion of the aforesaid purchase transaction of shares of Salt Industries, the settlement arrangement between Arison Holdings and Salt Industries was also enhanced and completed. Within this arrangement, the parties reclassified their holdings in shares of the Bank, for the purposes of the permit for control of the Bank (the "Permit"). Following the completion of the arrangement, all of the holdings of Salt Industries in the share capital of the Bank (approximately 6.01%, as noted above) are in free shares which are not subject to the directives of the Permit.

On the same day (June 3, 2007), following the completion of the aforesaid purchase transaction of shares of Salt Industries, the Subsidiary acquired an additional 8,103,456 shares of Salt Industries, comprising approximately 20.35% of the share capital of Salt Industries.

Arison Holdings, alone, holds all of the controlling interest shares of the Bank, comprising 20% of the Bank's share capital. In addition, Arison Holdings holds additional shares of the Bank, comprising approximately 0.76% of the Bank's share capital. These shares are free and clear of the directives of the Permit.

Arison Holdings has notified the bank that the Control Permit which allows it to hold control and means of control in the Bank was amended on March 14, 2007. Under the amendment, conditions were added that are relevant to the operation of the Bank and its institutions, including the following:

1. A relative of a member of the controlling group and companies under his/her control shall be subject to the legal limitations applicable to a controlling stakeholder in a banking corporation when conducting business activity with the Bank.
2. The Bank's Board of Directors shall consist, at all times, of 15 directors, including 7 external directors.
3. During any year, no more than 5 directors shall be appointed to the Bank.
4. At least one-third of the members of each Board of Directors committee shall be external. The directors serving in the Audit Committee shall not constitute the majority of the members serving in the other Board of Directors committees.

On March 20, 2007, the Bank's Board of Directors declared a dividend of NIS 378 million, representing 30% of the issued share capital of the Bank, or 30 agorot per NIS 1 par value share. The dividend was paid on April 12, 2007.
On May 28, 2007, the Bank's Board of Directors declared a dividend of NIS 315 million, representing 25% of the issued share capital of the Bank, or 25 agorot per NIS 1 par value share. The dividend was paid on June 19, 2007.
On August 30, 2007, the Bank's Board of Directors declared a dividend of NIS 504 million, representing 40% of the issued share capital of the Bank, or 40 agorot per NIS 1 par value share. The dividend was paid on September 20, 2007.
On November 21, 2007, the Bank's Board of Directors declared a dividend of NIS 403 million, representing 32% of the issued share capital of the Bank, or 32 agorot per NIS 1 par value share. The Board of Directors further resolved to declare November 27, 2007 as the date of record, November 28, 2007 as the ex-date, and December 12, 2007 as the date of payment.

In April 2007, the international rating agency Moody's revised its methodology for rating banks.The Bank's rating remained unchanged, but the ratings of bonds and subordinated notes issued by a subsidiary abroad and guaranteed by the Bank were downgraded by Moody's - from Aa3 to A1 for the subordinated notes, and from AA2 to AA3 for senior debt notes.The change in rating was a result of a change in the rating methodology.

The Board of Directors of the Bank held 30 meetings during the period of January-September 2007. The various Board of Directors committees held 118 meetings during the period of January-September 2007.

Controls and Procedures

In accordance with the public reporting directives of the Supervisor of Banks, the Chief Executive Officer and the Chief Accountant of the Bank must each separately sign a declaration regarding "Evaluation of Controls and Procedures Concerning Disclosure," in accordance with the directives of Section 302 of the law known as the "Sarbanes-Oxley Act," enacted in the United States (hereinafter: the "Disclosure Declaration").
The aforesaid Disclosure Declaration refers to controls and procedures regarding disclosure, aimed at ensuring that information which the Bank is required to disclose in its financial statements is recorded, processed, summarized, and reported in accordance with the Supervisor of Banks' public reporting directives, and in accordance with additional reporting directives. The "controls and procedures concerning disclosure" are aimed, among other things, at ensuring that such information is accumulated and transmitted to the management of the corporation in a manner that enables decisions to be made at the appropriate time, with regard to the disclosure requirements.
At this stage, the Disclosure Declaration is not meant to cover the broader aspects of the evaluation of the "effectiveness of internal control of financial reporting" established in Section 404 of the above-mentioned law.

Section 404 of the above-mentioned law was adopted by the Supervisor of Banks in December 2005, in a circular stating that banking corporations should prepare to include in their financial statements, starting with the financial statements for December 31, 2008, a declaration regarding management's responsibility for the establishment and maintenance of adequate systems and procedures of internal control of financial reporting, as well as an evaluation as of the end of the fiscal year of the effectiveness of the procedures of internal control of financial reporting. At the same time, auditors of banking corporations will be required to provide an opinion on the suitability of the internal controls, and on the financial reporting of the Bank in line with the relevant standards of the PCAOB (Public Company Accounting Oversight Board).

The Bank has taken steps to comply with the requirements of Section 404 of the above-mentioned law on the stipulated date. For that purpose, the Bank has hired an external consulting company and has adopted the COSO (Committee of Sponsoring Organization) model for the structure of the internal control of financial reporting. The Bank is working to implement the directives according to milestones defined with the consultants. At this time, the planning and process-mapping stage has been completed. Most of the work and control processes at the Bank that are related to the financial statements were documented according to the customary methodology, and the Bank is preparing to examine the effectiveness of the controls of financial reporting.

Evaluation of Controls and Procedures Regarding Disclosure

The Board of Management of the Bank, in cooperation with the Chief Executive Officer and the Chief Accountant of the Bank, has assessed the effectiveness of the controls and procedures regarding disclosure at the Bank as at September 30, 2007. Based on this assessment, the Chief Executive Officer and the Chief Accountant of the Bank have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the public reporting directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the quarter ended on September 30, 2007, there was no change in the Bank's internal control of financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the Bank's financial reporting.

Dan Dankner	**Zvi Ziv**
Chairman of the Board of Directors	President & Chief Executive Officer

Tel Aviv, November 21, 2007.

Principal Data of the Bank Hapoalim Group

(in millions of NIS)

	For the three months ending on September 30		Change	For the nine months ending on September 30		Change
	2007	2006		**2007**	2006	
Profit and Profitability						
Profit from financing activities before provision for doubtful debts	**2,477**	2,013	23.1%	**6,370**	5,956	7.0%
Provision for doubtful debts	**139**	273	(49.1%)	**522**	811	(35.6%)
Operating income and other income	**1,207**	1,162	3.9%	**3,710**	3,744	(0.9%)
Operating and other expenses	**2,132**	1,885	13.1%	**5,849**	5,610	4.3%
Operating profit before taxes	**1,413**	1,017	38.9%	**3,709**	3,279	13.1%
Provision for taxes on operating profit	**561**	457	22.8%	**1,489**	1,452	2.6%
Operating profit after taxes	**852**	560	52.1%	**2,220**	1,827	21.5%
Operating profit	**826**	576	43.4%	**2,232**	1,859	20.1%
Net profit from extraordinary transaction, after taxes	**(3)**	192	-	**228**	751	(69.6%)
Net profit	**823**	768	7.2%	**2,460**	2,610	(5.7%)

				change compared with	
	30.9.2007	30.9.2006	31.12.2006	30.9.2006	31.12.2006
Balance Sheet – Principal Items					
Total balance sheet	**301,899**	281,215	282,864	7.4%	6.7%
Credit to the public	**198,925**	188,769	186,463	5.4%	6.7%
Securities	**49,026**	43,348	44,456	13.1%	10.3%
Deposits from the public	**231,922**	216,872	217,004	6.9%	6.9%
Debentures and subordinated notes	**18,402**	19,226	18,384	(4.3%)	0.1%
Shareholders' equity	**19,157**	17,742	18,233	8.0%	5.1%

	30.9.2007	30.9.2006	31.12.2006
Principal financial ratios			
Shareholders' equity to total assets	**6.3%**	6.3%	6.4%
Tier I capital to total assets	**7.4%**	7.1%	7.4%
Capital to risk assets	**10.33%**	10.27%	10.53%
Credit to the public to total assets	**65.9%**	67.1%	65.9%
Deposits to the public to total assets	**76.8%**	77.1%	76.7%
Operating income to operating expenses	**63.4%**	66.7%	67.6%
Operating expenses to total income	**58.0%**	57.8%	58.9%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[(a)]	**0.3%**	0.4%	0.3%
Rate of provision for taxes	**40.1%**	44.3%	43.8%
Return of operating profit after taxes on equity, net[(a)]	**16.1%**	14.8%	14.4%
Return of net profit on equity[(a)]	**17.8%**	20.9%	19.4%
Return of net profit on total assets[(a)]	**1.2%**	1.3%	1.2%

(a) Annualized.

Management Review - Rates of Income and Expense - Consolidated

	For the three months period ending on September 30							
	2007				*2006			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets(5)(6)(7)	**105,585**	**1,478**	**5.72**		104,090	1,733	6.83	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**56,258**	**1,494**			26,592	462		
Total assets	**161,843**	**2,972**		**7.55**	130,682	2,195		6.89
Liabilities(6)(8)	**(116,508)**	**(723)**	**(2.51)**		(103,038)	(894)	(3.52)	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**(41,584)**	**(1,290)**			(16,145)	(267)		
Total liabilities	**(158,092)**	**(2,013)**		**(5.19)**	(119,183)	(1,161)		(3.95)
Interest spread			**3.21**	**2.36**			3.31	2.94
Israeli currency - Linked to the CPI								
Assets(5)(6)(7)	**58,731**	**2,181**	**15.70**		59,370	877	6.04	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**2,471**	**53**			1,642	21		
Total assets	**61,202**	**2,234**		**15.42**	61,012	898		6.02
Liabilities(6)(8)	**(40,271)**	**(1,376)**	**(14.38)**		(46,388)	(587)	(5.16)	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**(10,557)**	**(24)**			(9,679)	(111)		
Total liabilities	**(50,828)**	**(1,400)**		**(11.48)**	(56,067)	(698)		(5.07)
Interest spread			**1.32**	**3.94**			0.88	0.95

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2007 NIS 63 million (September 30, 2006: NIS 58 million) in the unlinked segment, NIS 8 million (September 30, 2006: NIS 4 million) in the CPI-linked segment, NIS (198) million (September 30, 2006: NIS (3) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 9,022 million (September 30, 2006: NIS 9,768 million) in the unlinked segment, NIS 58 million (September 30, 2006: NIS 62 million) in the CPI-linked segment, NIS 137 million (September 30, 2006: NIS 150 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,572 million (September 30, 2006: NIS 9,729 million) in the unlinked segment, NIS 59 million (September 30, 2006: NIS 60 million) in the CPI-linked segment, NIS 125 million (September 30, 2006: NIS 129 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months period ending on September 30							
	2007				*2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Assets[5][6][7]	**117,665**	**(3,073)**	**(10.04)**		114,141	(2,129)	(7.25)	
Effect of derivatives[4]								
Hedging derivatives	**26,510**	**481**			37,644	634		
Embedded derivatives and ALM	**132,995**	**(1,268)**			118,121	(699)		
Total assets	**277,170**	**(3,860)**		**(5.46)**	269,906	(2,194)		(3.21)
Liabilities[6][8]	**(109,490)**	**3,295**	**11.51**		(110,783)	2,029	7.13	
Effect of derivatives[4]								
Hedging derivatives	**(26,758)**	**(308)**			(38,129)	(420)		
Embedded derivatives and ALM	**(139,272)**	**1,509**			(120,471)	1,004		
Total liabilities	**(275,520)**	**4,496**		**6.37**	(269,383)	2,613		3.82
Interest spread			**1.47**	**0.91**			(0.12)	0.61

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2007 NIS 63 million (September 30, 2006: NIS 58 million) in the unlinked segment, NIS 8 million (September 30, 2006: NIS 4 million) in the CPI-linked segment, NIS (198) million (September 30, 2006: NIS (3) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 9,022 million (September 30, 2006: NIS 9,768 million) in the unlinked segment, NIS 58 million (September 30, 2006: NIS 62 million) in the CPI-linked segment, NIS 137 million (September 30, 2006: NIS 150 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,572 million (September 30, 2006: NIS 9,729 million) in the unlinked segment, NIS 59 million (September 30, 2006: NIS 60 million) in the CPI-linked segment, NIS 125 million (September 30, 2006: NIS 129 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months period ending on September 30							
	2007				*2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating financing income[5][6][7]	**281,981**	**586**	**0.83**		277,601	481	0.69	
Effect of derivatives[4]								
Hedging derivatives	**26,510**	**481**			37,644	634		
Embedded derivatives and ALM	**191,724**	**279**			146,355	(216)		
Total assets	**500,215**	**1,346**		**1.08**	461,600	899		0.78
Monetary liabilities generating financing expenses[6][8]	**(266,269)**	**1,196**	**1.78**		(260,209)	548	0.84	
Effect of derivatives[4]								
Hedging derivatives	**(26,758)**	**(308)**			(38,129)	(420)		
Embedded derivatives and ALM	**(191,413)**	**195**			(146,295)	626		
Total liabilities	**(484,440)**	**1,083**		**0.89**	(444,633)	754		0.68
Interest spread			**2.61**	**1.97**			1.53	1.46

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2007 NIS 63 million (September 30, 2006: NIS 58 million) in the unlinked segment, NIS 8 million (September 30, 2006: NIS 4 million) in the CPI-linked segment, NIS (198) million (September 30, 2006: NIS (3) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 9,022 million (September 30, 2006: NIS 9,768 million) in the unlinked segment, NIS 58 million (September 30, 2006: NIS 62 million) in the CPI-linked segment, NIS 137 million (September 30, 2006: NIS 150 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,572 million (September 30, 2006: NIS 9,729 million) in the unlinked segment, NIS 59 million (September 30, 2006: NIS 60 million) in the CPI-linked segment, NIS 125 million (September 30, 2006: NIS 129 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(in millions of NIS)

	For the three months period ending on September 30			
	2007		*2006	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**(115)**		60
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**9**		28
Commissions from financing transactions and other financing income[5]		**193**		280
Other financing expenses		**(39)**		(8)
Profit from financing activities before provision for doubtful debts		**2,477**		2,013
Provision for doubtful debts (including general and supplementary provision)		**(139)**		(273)
Profit from financing activities after provision for doubtful debts		**2,338**		1,740
Total				
Financial assets that generated financing income[3][4][7]	**281,981**		277,601	
Assets deriving from derivative instruments[6]	**5,255**		6,461	
Other financial assets	**493**		974	
General provision and supplementary provision for doubtful debts	**(1,153)**		(1,236)	
Total financial assets	**286,576**		283,800	
Total				
Financial liabilities that generated financing expenses[4][8]	**(266,269)**		(260,209)	
Liabilities deriving from derivative instruments[6]	**(5,328)**		(6,844)	
Other financial liabilities	**(1,810)**		(4,247)	
Total financial liabilities	**(273,407)**		(271,300)	
Total excess of assets over financial liabilities	**13,169**		12,500	
Non-monetary assets	**7,879**		5,729	
Non-monetary liabilities	**(943)**		(558)	
Total capital resources	**(20,105)**		(17,671)	

* Reclassified.

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2007 NIS 63 million (September 30, 2006: NIS 58 million) in the unlinked segment, NIS 8 million (September 30, 2006: NIS 4 million) in the CPI-linked segment, NIS (198) million (September 30, 2006: NIS (3) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(4) Excluding derivative instruments.

(5) Including profits and losses from the sale of invesments in bonds and from the adjustment to fair value of bonds held for trading.

(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet baances of derivative instruments).

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 9,022 million (September 30, 2006: NIS 9,768 million) in the unlinked segment, NIS 58 million (September 30, 2006: NIS 62 million) in the CPI-linked segment, NIS 137 million (September 30, 2006: NIS 150 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,572 million (September 30, 2006: NIS 9,729 million) in the unlinked segment, NIS 59 million (September 30, 2006: NIS 60 million) in the CPI-linked segment, NIS 125 million (September 30, 2006: NIS 129 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

Management Review - Rates of Income and Expense - Consolidated (continued)

In nominal amounts of U.S. dollars

	For the three months period ending on September 30							
	2007				*2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of U.S.$)		%	%	(in millions of U.S.$)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financing income[5][6][7]	**28,740**	**1,107**	**16.32**		25,858	372	5.88	
Effect of derivatives[4]								
Hedging derivatives	**5,603**	**151**			8,576	149		
Embedded derivatives and ALM	**31,774**	**1,476**			26,356	243		
Total assets	**66,117**	**2,734**		**17.59**	60,790	764		5.12
Monetary liabilities in foreign currency generating financing expenses[6][8]	**(26,271)**	**(790)**	**(12.58)**		(25,262)	(358)	(5.79)	
Effect of derivatives[4]								
Hedging derivatives	**(5,685)**	**(154)**			(8,679)	(98)		
Embedded derivatives and ALM	**(34,105)**	**(1,531)**			(27,218)	(211)		
Total liabilities	**(66,061)**	**(2,475)**		**(15.85)**	(61,159)	(667)		(4.43)
Interest spread			**3.74**	**1.74**			0.09	0.69

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2007 NIS 63 million (September 30, 2006: NIS 58 million) in the unlinked segment, NIS 8 million (September 30, 2006: NIS 4 million) in the CPI-linked segment, NIS (198) million (September 30, 2006: NIS (3) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 9,022 million (September 30, 2006: NIS 9,768 million) in the unlinked segment, NIS 58 million (September 30, 2006: NIS 62 million) in the CPI-linked segment, NIS 137 million (September 30, 2006: NIS 150 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,572 million (September 30, 2006: NIS 9,729 million) in the unlinked segment, NIS 59 million (September 30, 2006: NIS 60 million) in the CPI-linked segment, NIS 125 million (September 30, 2006: NIS 129 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the nine months period ending on September 30							
	2007				2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[(1)(2)]	Financing income (expenses)[(1)]	Without effect of derivatives	Including effect of derivatives[(4)]	Average balance[(1)(2)]	Financing income (expenses)[(1)]	Without effect of derivatives	Including effect of derivatives[(4)]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets[(5)(6)(7)]	**102,791**	**4,388**	**5.73**		*102,634	4,914	*6.43	
Effect of derivatives[(4)]								
Embedded derivatives								
and ALM	**48,762**	**3,562**			24,148	962		
Total assets	**151,553**	**7,950**		**7.05**	*126,782	5,876		*6.23
Liabilities[(6)(8)]	**(113,856)**	**(2,208)**	**(2.59)**		*(101,606)	(2,490)	*(3.28)	
Effect of derivatives[(4)]								
Embedded derivatives								
and ALM	**(32,998)**	**(2,942)**			(15,799)	(574)		
Total liabilities	**(146,854)**	**(5,150)**		**(4.70)**	*(117,405)	(3,064)		*(3.49)
Interest spread			**3.14**	**2.35**			*3.15	*2.74
Israeli currency - Linked to the CPI								
Assets[(5)(6)(7)]	**57,131**	**3,779**	**8.92**		59,720	3,200	7.21	
Effect of derivatives[(4)]								
Embedded derivatives								
and ALM	**2,277**	**129**			1,588	74		
Total assets	**59,408**	**3,908**		**8.87**	61,308	3,274		7.18
Liabilities[(6)(8)]	**(40,805)**	**(2,335)**	**(7.70)**		(47,080)	(2,189)	(6.25)	
Effect of derivatives[(4)]								
Embedded derivatives								
and ALM	**(10,615)**	**(496)**			(7,213)	(282)		
Total liabilities	**(51,420)**	**(2,831)**		**(7.41)**	(54,293)	(2,471)		(6.11)
Interest spread			**1.22**	**1.46**			0.96	1.07

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2007 NIS 117 million (September 30, 2006: NIS 70 million) in the unlinked segment, NIS 16 million (September 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 44 million (September 30, 2006: NIS 59 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 8,718 million (September 30, 2006: NIS 8,540 million) in the unlinked segment, NIS 54 million (September 30, 2006: NIS 53 million) in the CPI-linked segment, NIS 145 million (September 30, 2006: NIS 142 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,302 million (September 30, 2006: NIS 9,165 million) in the unlinked segment, NIS 57 million (September 30, 2006: NIS 56 million) in the CPI-linked segment, NIS 125 million (September 30, 2006: NIS 123 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

Management Review - Rates of Income and Expense - Consolidated (continued)

For the nine months period ending on September 30

	2007				2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Assets[5][6][7]	**117,003**	**1,483**	**1.69**		114,175	(1,566)	(1.82)	
Effect of derivatives[4]								
Hedging derivatives	**26,900**	**1,000**			32,254	1,002		
Embedded derivatives and ALM	**125,863**	**6,791**			125,663	2,655		
Total assets	**269,766**	**9,274**		**4.61**	272,092	2,091		1.03
Liabilities[6][8]	**(105,870)**	**(190)**	**(0.24)**		(110,763)	2,457	2.95	
Effect of derivatives[4]								
Hedging derivatives	**(27,036)**	**(953)**			(32,631)	(1,043)		
Embedded derivatives and ALM	**(133,122)**	**(6,429)**			(128,827)	(2,252)		
Total liabilities	**(266,028)**	**(7,572)**		**(3.81)**	(272,221)	(838)		(0.41)
Interest spread			**1.45**	**0.80**			1.13	0.62

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2007 NIS 117 million (September 30, 2006: NIS 70 million) in the unlinked segment, NIS 16 million (September 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 44 million (September 30, 2006: NIS 59 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 8,718 million (September 30, 2006: NIS 8,540 million) in the unlinked segment, NIS 54 million (September 30, 2006: NIS 53 million) in the CPI-linked segment, NIS 145 million (September 30, 2006: NIS 142 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,302 million (September 30, 2006: NIS 9,165 million) in the unlinked segment, NIS 57 million (September 30, 2006: NIS 56 million) in the CPI-linked segment, NIS 125 million (September 30, 2006: NIS 123 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the nine months period ending on September 30							
	2007				2006			
			Rate of income (expense)[(3)]				Rate of income (expense)[(3)]	
	Average balance[(1)(2)]	Financing income (expenses)[(1)]	Without effect of derivatives	Including effect of derivatives[(4)]	Average balance[(1)(2)]	Financing income (expenses)[(1)]	Without effect of derivatives	Including effect of derivatives[(4)]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating financing income[(5)(6)(7)]	**276,925**	**9,650**	**4.67**		*276,529	*6,548	*3.17	
Effect of derivatives[(4)]								
Hedging derivatives	**26,900**	**1,000**			32,254	1,002		
Embedded derivatives and ALM	**176,902**	**10,482**			151,399	3,691		
Total assets	**480,727**	**21,132**		**5.90**	*460,182	*11,241		*3.27
Monetary liabilities generating financing expenses[(6)(8)]	**(260,531)**	**(4,733)**	**(2.43)**		*(259,449)	(2,222)	*(1.14)	
Effect of derivatives[(4)]								
Hedging derivatives	**(27,036)**	**(953)**			(32,631)	(1,043)		
Embedded derivatives and ALM	**(176,735)**	**(9,867)**			(151,839)	(3,108)		
Total liabilities	**(464,302)**	**(15,553)**		**(4.49)**	*(443,919)	(6,373)		*(1.92)
Interest spread			**2.24**	**1.41**			*2.03	*1.35

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2007 NIS 117 million (September 30, 2006: NIS 70 million) in the unlinked segment, NIS 16 million (September 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 44 million (September 30, 2006: NIS 59 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 9,022 million (September 30, 2006: NIS 9,768 million) in the unlinked segment, NIS 58 million (September 30, 2006: NIS 62 million) in the CPI-linked segment, NIS 137 million (September 30, 2006: NIS 150 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,572 million (September 30, 2006: NIS 9,729 million) in the unlinked segment, NIS 59 million (September 30, 2006: NIS 60 million) in the CPI-linked segment, NIS 125 million (September 30, 2006: NIS 129 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(in millions of NIS)

	For the nine months period ending on September 30			
	2007		2006	
	Average balance(1)	Financing income (expenses)	Average balance(1)	Financing income (expenses)
In respect of options		**(56)**		155
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)(2)		**81**		83
Commissions from financing transactions and other financing income(5)		**808**		858
Other financing expenses		**(42)**		(8)
Profit from financing activities before provision for doubtful debts		**6,370**		*5,956
Provision for doubtful debts (including general and supplementary provision)		**(522)**		(811)
Profit from financing activities after provision for doubtful debts		**5,848**		*5,145
Total				
Financial assets that generated financing income(3)(4)(7)	**276,925**		*276,529	
Assets deriving from derivative instruments(6)	**4,915**		6,263	
Other financial assets	**1,175**		*1,212	
General provision and supplementary provision for doubtful debts	**(1,135)**		(1,192)	
Total financial assets	**281,880**		*282,812	
Total				
Financial liabilities that generated financing expenses(4)(8)	**(260,531)**		*(259,449)	
Liabilities deriving from derivative instruments(6)	**(4,782)**		(6,752)	
Other financial liabilities	**(3,636)**		(4,539)	
Total financial liabilities	**(268,949)**		*(270,740)	
Total excess of assets over financial liabilities	**12,931**		12,072	
Non-monetary assets	**7,379**		6,179	
Non-monetary liabilities	**(799)**		(810)	
Total capital resources	**(19,511)**		(17,441)	

* Reclassified.

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2007 NIS 117 million (September 30, 2006: NIS 70 million) in the unlinked segment, NIS 16 million (September 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 44 million (September 30, 2006: NIS 59 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(4) Excluding derivative instruments.

(5) Including profits and losses from the sale of invesments in bonds and from the adjustment to fair value of bonds held for trading.

(6) Average balance-sheet balances ofderivative instruments (not including average off-balance sheet baances of derivative instruments).

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 9,022 million (September 30, 2006: NIS 9,768 million) in the unlinked segment, NIS 58 million (September 30, 2006: NIS 62 million) in the CPI-linked segment, NIS 137 million (September 30, 2006: NIS 150 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,572 million (September 30, 2006: NIS 9,729 million) in the unlinked segment, NIS 59 million (September 30, 2006: NIS 60 million) in the CPI-linked segment, NIS 125 million (September 30, 2006: NIS 129 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

	For the nine months period ending on September 30							
	2007				2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of U.S.$)		%	%	(in millions of U.S.$)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financing income[5][6][7]	**28,042**	**1,541**	**7.39**		25,160	1,258	6.72	
Effect of derivatives[4]								
Hedging derivatives	**6,473**	**241**			7,166	226		
Embedded derivatives and ALM	**30,200**	**2,215**			27,186	1,421		
Total assets	**64,715**	**3,997**		**8.32**	59,512	2,905		6.56
Monetary liabilities in foreign currency generating financing expenses[6][8]	**(25,651)**	**(1,101)**	**(5.76)**		(24,544)	(957)	(5.23)	
Effect of derivatives[4]								
Hedging derivatives	**(6,505)**	**(230)**			(7,247)	(232)		
Embedded derivatives and ALM	**(31,925)**	**(2,295)**			(28,068)	(1,154)		
Total liabilities	**(64,081)**	**(3,626)**		**(7.61)**	(59,859)	(2,343)		(5.25)
Interest spread			**1.63**	**0.71**			1.49	1.31

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on September 30, 2007 NIS 117 million (September 30, 2006: NIS 70 million) in the unlinked segment, NIS 16 million (September 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 44 million (September 30, 2006: NIS 59 million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(6) Excluding derivative instruments.
(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 9,022 million (September 30, 2006: NIS 9,768 million) in the unlinked segment, NIS 58 million (September 30, 2006: NIS 62 million) in the CPI-linked segment, NIS 137 million (September 30, 2006: NIS 150 million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,572 million (September 30, 2006: NIS 9,729 million) in the unlinked segment, NIS 59 million (September 30, 2006: NIS 60 million) in the CPI-linked segment, NIS 125 million (September 30, 2006: NIS 129 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

Certification

I, Zvi Ziv, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended on September 30, 2007 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report;
   B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during the quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditor, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, or report financial information; and
   B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zvi Ziv
President & Chief Executive Officer

Tel Aviv, November 21, 2007.

Certification

I, Ofer Levy, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended on September 30, 2007 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report;
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during the quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditor, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, or report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel Aviv, November 21, 2007.

KPMG

Somekh Chaikin

BDO ZIV HAFT

To:

The Board of Directors of Bank Hapoalim B.M.

Subject: Review of Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months period ended September 30, 2007

At your request, we have reviewed the following condensed consolidated interim financial statements of Bank Hapoalim B.M. and its subsidiaries: balance sheet as at September 30, 2007, statement of profit and loss and statement of changes in shareholders' equity for the three and nine months period then ended. Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading of the aforementioned interim financial statements, reading the minutes of shareholders' meetings and meetings of the Board of Directors and its Committees, as well as making inquiries of officers of the Bank responsible for financial and accounting matters.

Since such a review is limited in scope and does not constitute an audit in accordance with Generally Accepted Auditing Standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, nothing came to our attention which would indicate the necessity of making material changes in the condensed consolidated interim financial statements in order for them to be in conformity with Generally Accepted Accounting Principles and in accordance with the reporting instructions and directives of the Supervisor of Banks.

We draw attention to the following notes to the condensed consolidated interim financial statements:

To Note 2, regarding the restatement of comparative data for prior periods following first time implementation of the Supervisor of Banks' directive regarding the credit card companies format for reporting to the public.

To Note 5B, regarding exposure to class action claims filed against the Bank.

Somekh Chaikin
Certified Public Accountants (Isr.)

Ziv Haft
Certified Public Accountants (Isr.)

Tel-Aviv, November 21, 2007.

Condensed Consolidated Balance Sheet
as at September 30, 2007

(in millions of NIS)

December 31		September 30	
2006		**2007**	2006
Audited		Unaudited	
	Assets		
39,750	Cash on hand and deposits with banks	**39,798**	36,261
44,456	Securities	**49,026**	43,348
-	Securities which were borrowed or bought under agreements to resell	**1,082**	-
186,463	Credit to the public	**198,925**	*188,769
743	Credit to governments	**451**	794
821	Investments in equity basis investees	**878**	769
3,767	Buildings and equipment	**3,851**	3,650
6,864	Other assets	**7,888**	*7,624
282,864	Total assets	**301,899**	*281,215
	Liabilities and Shareholders' Equity		
217,004	Deposits from the public	**231,922**	216,872
7,662	Deposits from banks	**8,528**	4,924
2,659	Deposits from the Government	**2,285**	2,815
-	Securities which were lent or sold under agreements to repurchase	**1,104**	-
18,384	Debentures and subordinated notes	**18,402**	19,226
18,229	Other liabilities	**19,695**	*19,253
263,938	Total liabilities	**281,936**	*263,090
693	Minority interests	**806**	383
18,233	Shareholders' equity	**19,157**	17,742
282,864	Total liabilities and shareholders' equity	**301,899**	*281,215

* Restated - see note 2.

The accompanying notes are an integral part of the condensed financial statements.

Dan Dankner
Chairman of the
Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel Aviv, November 21, 2007.

Condensed Consolidated Statement of Profit and Loss
for the Periods Ended September 30, 2007

(in millions of NIS)

Year ended December 31 2006		Three months ended September 30 2007	Three months ended September 30 2006	Nine months ended September 30 2007	Nine months ended September 30 2006
Audited		Unaudited			
	Profit from financing activities before				
7,788	provision for doubtful debts	**2,477**	2,013	**6,370**	5,956
986	Provision for doubtful debts	**139**	273	**522**	811
	Profit from financing activities after				
6,802	provision for doubtful debts	**2,338**	1,740	**5,848**	5,145
	Operating and other income				
3,888	Operating commissions	**1,036**	944	**3,048**	2,922
360	Profits from investments in shares, net	**30**	17	**174**	180
914	Other income	**141**	201	**488**	642
5,162	Total operating and other income	**1,207**	1,162	**3,710**	3,744
	Operating and other expenses				
4,687	Salaries and related expenses	**1,312**	*1,154	**3,565**	*3,391
	Maintenance and depreciation of buildings				
1,239	and equipment	**336**	*329	**951**	948
1,706	Other expenses	**484**	*402	**1,333**	*1,271
7,632	Total operating and other expenses	**2,132**	*1,885	**5,849**	5,610
4,332	Operating profit before taxes	**1,413**	*1,017	**3,709**	3,279
1,897	Provision for taxes on operating profit	**561**	*457	**1,489**	1,452
2,435	Operating profit after taxes	**852**	560	**2,220**	1,827
	The share in net, after-tax operating profits				
116	of equity basis investees	**9**	31	**127**	81
	Minority interests, net in after-tax				
(55)	operating profits of subsidiary companies	**(35)**	(15)	**(115)**	(49)
2,496	Net operating profit	**826**	576	**2,232**	1,859
	Net profit (loss) from extraordinary transactions,				
863	after taxes	**(3)**	192	**228**	751
3,359	Net profit	**823**	768	**2,460**	2,610
	Net profit per share (in NIS):				
1.98	Net operating profit	**0.66**	0.46	**1.77**	1.47
0.68	Profit from extraordinary transactions	**(0.00)**	0.15	**0.18**	0.60
2.66	Net profit per share	**0.66**	0.61	**1.95**	2.07

* Reclassified.

The accompanying notes are an integral part of these condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended September 30, 2007

(in millions of NIS)

	Three months ended September 30					
	2007			2006		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Unaudited					
Balance as at the beginning of the period	**7,362**	**504**	**11,348**	7,321	340	9,605
Net profit			**823**			768
Adjustments in respect of presentation of securities available for sale at fair value			**(483)**			180
Related tax effect			**189**			(71)
Paid dividend		**(504)**	**-**		(340)	-
Dividend that was declared after the balance sheet day		**403**	**(403)**		353	(353)
Benefit inherent in the allotment of share options to employees	**13**			9		
Net profit in respect of cash flow hedging			**(154)**			(118)
Related tax effect			**59**			48
Balance as at the end of the period	**7,375**	**403**	****11,379**	7,330	353	10,059

* Surplus includes:
Adjustments in respect of presentation ofsecurities available for sale at fair value, net, amounting to NIS (35) million (September 30, 2006 - NIS 215 million, December 31, 2006 - NIS 294 million).

** Includes NIS 2,755 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended September 30, 2007 (continued)

(in millions of NIS)

	Nine months ended September 30					
	2007			2006		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Unaudited					
Balance as at the beginning of the period	**7,340**	**378**	**10,515**	7,281	139	8,817
Net profit			**2,460**			2,610
Benefit inherent in share based payment transaction				21		
Adjustments in respect of presentation of securities available for sale at fair value			**(542)**			(89)
Related tax effect			**213**			40
Paid dividend		**(378)**	**(819)**		(139)	(958)
Dividend that was declared after the balance sheet day		**403**	**(403)**		353	(353)
Benefit inherent in the allotment of share options to employees	**40**			28		
Net profit in respect of cash flows hedging			**(65)**			(13)
Related tax effect			**25**			5
Translation adjustments relating to equity basis investees**			**(5)**			-
Other adjustments relating to equity basis investees	**(5)**					
Balance as at the end of the period	**7,375**	**403**	*****11,379**	7,330	353	10,059

* Surplus includes:
Adjustments in respect of presentation ofsecurities available for sale at fair value, net, amounting to NIS (35) million (September 30, 2006 - NIS 215 million, December 31, 2006 - NIS 294 million).

** Adjustments from translation of financial statements of autonomous units.

*** Includes NIS 2,755 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended September 30, 2007 (continued)

(in millions of NIS)

	Year ended December 31		
	2006		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Audited		
Balance as at the beginning of the period	7,281	139	8,817
Net profit			3,359
Benefit inherent in share based payment transaction	21		
Adjustments in respect of presentation of securities available for sale at fair value			52
Related tax effect			(22)
Paid dividend		(139)	(1,311)
Dividend that was declared after the balance sheet day		378	(378)
Benefit inherent in the allotment of share options to employees	38		
Net profit in respect of cash flows hedging			(4)
Related tax effect			2
Balance as at the end of the period	7,340	378	10,515

* Surplus includes:
Adjustments in respect of presentation ofsecurities available for sale at fair value, net, amounting to NIS (35) million (September 30, 2006 - NIS 215 million, December 31, 2006 - NIS 294 million).

The accompanying notes are an integral part of these condensed financial statements.

Note 1

The accounting policies applied in the preparation of the Condensed Financial Statements as at September 30, 2007 are consistent with those applied in the Audited Annual Financial Statements as at December 31, 2006, with the exception noted in Note 3 below. These reports should be perused in connection with the Annual Financial Statements as at December 31, 2006, and the Notes accompanying them.

Note 2
Restatement

Starting with the financial statements for 2006, the Bank has implemented the Supervisor of Banks' directives with regard to the "format for reporting to the public by credit card companies".
As a result of the aforesaid directive, transactions executed in credit cards whose date of settlement has not yet arrived, which were presented in the past under an off-balance-sheet item, are included under the item "Credit to the Public".

The following is the effect of restatement on balance-sheet balances as at September 30, 2006 as a result of the first-time adoption of the aforesaid directive (in NIS millions):

Increase in credit to the public	8,112
Decrease in other assets	(404)
Increase in other liabilities	7,708

Note 3
Implementation of New Accounting Standards during the Reporting Period

1. In May 2006, a circular was issued by the Supervisor of Banks setting forth an amendment to the Public Reporting Directives regarding "transfers and servicing of financial assets and extinguishment of liabilities". The directives set forth in the circular adopt the measurement and disclosure rules stipulated in the American accounting standard FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", for differentiation between transfers of financial assets to be recorded as sales and other transfers. Accordingly, the principle was adopted under which a financial asset transferred shall be presented in the balance sheet of the party controlling the asset, whether it is transferring or receiving the asset. For this purpose, the directives specify tests of control that refer to repurchase transactions, securities lending, securitization of loans, and sale of and participation in loans.
The amendments to the public reporting directives apply to all banking corporations with regard to securities lending transactions, repurchase of securities, securitization of financial assets, other transfers of financial assets, provision of services for financial assets, and extinguishment of liabilities that are executed after January 1, 2007.
2. In August 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, "Fixed Assets" (hereafter: the "Standard"). The Standard sets forth rules for the recognition, measurement, and subtraction of fixed-asset items, and the disclosure required in respect thereto. The Standard stipulates, among other things, that when recognizing a fixed-asset item for the first time, the entity must estimate and include as part of the cost of the item the costs that it will incur as a result of the obligation to dismantle and transfer the item and restore the space in which it is located. The Standard further stipulates that a group of similar fixed-asset items shall be measured at cost, deducting accrued depreciation, and deducting losses from decline in value; or alternatively, at a revalued amount, deducting accrued depreciation, while an increase in the value of the asset as a result of revaluation beyond the initial cost shall be allocated directly to shareholders' equity, under the "Revaluation Fund" item. Any part of a fixed asset with a significant cost relative to the total cost of the item shall be depreciated separately, including costs of significant periodic tests. The Standard further stipulates that a fixed-asset item acquired in return for another non-monetary item within a transaction of a commercial nature shall be measured at fair value.
The Standard will apply to financial statements for periods starting January 1, 2007.
In August 2007, a guideline of the Supervisor of Banks was published according to which banking corporations and credit card companies are required to implement the Standard in the preparation of financial statements for periods starting January 1, 2007, with the exception of matters for which the Supervisor of Banks has set forth specific directives with regard to the manner of implementation of the Standard.
In particular, according to the directives, fixed-asset items may only be measured according to cost less accrued depreciation and less accrued losses from decline in value. In addition, in cases in which the Standard makes reference to other standards and/or uses definitions of terms that have not yet been adopted in the Public Reporting Directives, the rules and definitions set forth in the Public Reporting Directives will continue to apply. Furthermore, where the wording of the Standard differs from the international standard IAS 16, Fixed Assets, the sections will apply as worded in the international standard.
With the exception of the treatment of first-time estimates of the costs of dismantling and transferring a fixed-asset item and restoring the space in which it is located, the Standard is to be adopted by retroactive implementation.
The first-time implementation of the Standard had no material impact on the Bank's financial position and results of operations.

Note 3
Implementation of New Accounting Standards during the Reporting Period (continued)

3. In December 2006, the Israel Accounting Standards Board issued Accounting Standard No. 23 concerning the accounting treatment of transactions between an entity and its controlling party (hereinafter: "Standard 23"). Standard 23 does not obligate entities to which the Securities Law, 1968 does not apply; furthermore, the standard shall not apply to transactions in which businesses are joined under common control.
Under Standard 23, an asset (excluding exceptions) transferred to an entity by a controlling party of the entity shall be presented in the financial statements of the entity at its fair value at the date of transfer. Any difference between the amount of the consideration determined for the asset and its fair value shall be allocated to shareholders' equity. In addition, an asset (excluding exceptions) transferred from an entity to its controlling party shall be detracted from the financial statements of the entity at its fair value, with the difference between the fair value of the asset and its book value at the transfer date to be allocated as profit or loss, and the difference between the amount of the consideration determined and the fair value of the asset at the transfer date to be allocated to shareholders' equity.
Furthermore, Standard 23 stipulates that when the controlling party undertakes a liability of the entity towards a third party, in full or in part, the liability shall be detracted from the financial statements of the entity at its fair value at the date of extinguishment, with the difference between the book value of the liability and its fair value at the date of extinguishment to be allocated as profit or loss, and the difference between the fair value of the liability at the date of extinguishment and the amount of the consideration determined to be allocated to shareholders' equity.
In addition, according to Standard 23, a loan given to the controlling party or a loan received from the controlling party shall be presented at the date of first recognition in the financial statements of the entity as an asset or liability, as relevant, at fair value, with the difference between the amount of the loan received or given and its fair value at the date of first recognition to be allocated to shareholders' equity. After first recognition, the loan shall be presented in the financial statements of the entity at its amortized cost, applying the effective interest rate method, except in cases where presentation at fair value is required under generally accepted accounting principles.
Standard 23 will apply to transactions between an entity and its controlling party executed after January 1, 2007, and to loans given to or received from the controlling party before the inception date of Standard 23, as of the inception date.
In August 2007, a guideline of the Supervisor of Banks was published according to which banking corporations are required to implement the Standard in the preparation of financial statements for periods starting January 1, 2007, with the exception of matters for which the Supervisor of Banks has set forth specific directives with regard to the manner of implementation of the Standard.
The first-time implementation of the Standard had no material impact on the Bank's financial position and results of operations.

4. In March 2007, the Israel Accounting Standards Board published Accounting Standard No. 30 regarding intangible assets (hereinafter: "Standard 30"). Standard 30 establishes the accounting treatment, recognition, measurement, and disclosure requirements with regard to intangible assets not addressed under other standards.
Standard 30 defines an intangible asset as a non-monetary identifiable asset with no physical essence. The criterion of identifiability in this definition is met if the asset can be separated, or if the asset arises from contractual rights or other legal rights, regardless of whether these rights are transferable or separable from the entity or from other rights and obligations.
Standard 30 stipulates that intangible assets are to be measured for the first time at cost (the standard mentions several cases for the determination of this cost). Following the initial recognition, the entity is to apply either the cost model (cost, less accrued amortization and less losses from decline in value), or the re-evaluation model (fair value at the date of re-evaluation, less subsequently accrued amortization and less subsequently accrued losses from decline in value) for each group of intangible assets. The re-evaluation model is to be applied only if an active market (as defined in Standard 30) exists for the asset.
Standard 30 further stipulates, with regard to intangible assets created internally (this does not refer to goodwill created internally; such goodwill will not be recognized as an asset), that intangible assets arising from research are not to be recognized as assets, and expenses for the research are to be recognized in the statement of profit and loss. However, intangible assets arising from development are to be recognized as assets, if and only if the entity can demonstrate all of the conditions set forth in Standard 30, including technological feasibility, intent to complete the intangible asset, ability to use or sell the intangible asset, expectation of future financial benefits to arise from the asset, existence of technological, financial, and other resources needed to complete development, and the ability to reliably measure the expenses that can be attributed to the intangible asset during the course of its development.
Standard 30 also sets forth directives with regard to the useful life of intangible assets (defined or undefined), losses from decline in value, decrease, and realization of intangible assets, and disclosure requirements regarding intangible assets.
Standard 30 applies to financial statements for periods starting on January 1, 2007, or later.
In August 2007, a guideline of the Supervisor of Banks was published according to which banking corporations are required to implement the Standard in the preparation of financial statements for periods starting January 1, 2007, with the exception of matters for which the Supervisor of Banks has set forth specific directives with regard to the manner of implementation of the Standard.

Note 3
Implementation of New Accounting Standards during the Reporting Period (continued)

In particular, according to the directives, banks will be permitted to measure intangible assets only according to cost less accrued depreciation and less accrued losses from decline in value. Banking corporations shall not implement the rules set forth in the Standard with regard to the recognition of intangible assets acquired through combinations of businesses until the adoption by banking corporations in Israel of IFRS 3, Business Combinations. However, a banking corporation carrying out full early adoption of U.S. accounting standard FAS 141, Business Combinations, with the approval of the Supervisor of Banks, shall implement the directives of the Standard with regard to the recognition of intangible assets acquired through business combinations. Furthermore, despite the statements in the Standard, software costs recognized as intangible assets are to be presented in the Bank's balance sheet under the item "Buildings and Equipment".

In addition, in cases in which the Standard makes reference to other standards and/or uses definitions of terms that have not yet been adopted in the Public Reporting Directives, the rules and definitions set forth in the Public Reporting Directives will continue to apply. Furthermore, where the wording of the Standard differs from the international standard IAS 38, Intangible Assets, the sections will apply as worded in the international standard.

The first-time implementation of the Standard had no material impact on the Bank's financial position and results of operations.

Note 4
Capital Market Reform

On July 25, 2005, the Knesset enacted three laws that set forth material changes in the capital market and in banking activity, known as the Bachar Reform.

Under these laws, the Bank is prohibited from managing provident funds and joint investment trust funds ("mutual funds"), and is required to sell its full holdings in such funds within timeframes stipulated in the legislation.

As a condition for receiving a pension advisor's license, the Bank is also required to reduce its holdings in Clal Insurance Enterprises Holdings Ltd. to 10% or less of any type of means of control before that company may control an insurer.

By the date of publication of this report, the Bank completed the sale of all of its holdings in mutual funds and a considerable part of its provident fund holdings, and entered into agreements to sell its remaining provident fund holdings. These transactions are due to be completed in the near future. The Bank thus intends to complete the sale of all assets whose sale is required under the Bachar Reform by the end of the first quarter of 2008.

Banks under the Bank's control (Bank Massad and Bank Yahav) are also required to sell such assets. To the Bank's knowledge, these banks also intend to sell those assets whose sale is required by the end of 2007.

Upon completion of the aforesaid sales, the prerequisite conditions for the Bank to receive a pension advisor's license will be fulfilled, according to the directives of the Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005 (the "Pension Advising Law," which is part of the Bachar Reform); accordingly, the Bank intends to apply to the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Supervisor") at that time to grant the Bank a pension advisor's license.

Note, however, that under the provisions of the Pension Advising Law, as an additional condition for the granting of a pension advisor's license, the Supervisor must be persuaded that "granting the bank a pension advisor's license shall not cause material damage to the development of competition and to the prevention of concentration in Israel, in the area of pension advising, in the area of mediation between customers and institutional entities, and in the area of banking." (Section 11(A)(5) of the Pension Advising Law).

In July 2007, an agreement was reached between the Bank and the Supervisor with regard to the Bank's gradual entry into pension advising. According to the agreement, the Bank will receive a pension advisor's license immediately after the Bank and the corporations under its control complete the sale of the mutual and provident funds under their ownership and/or management, as required under the Bachar Reform.

Until August 1, 2010, the license will be restricted to the provision of pension advice to self-employed persons, persons aged 55 or over who have no income from work as employees, and young persons aged less than 18 years. As of August 1, 2010, the Bank will be permitted to provide pension advice to the general population, without restriction.

As part of the agreement with the Supervisor, the Ministry of Finance has initiated a proposal for a legislative amendment allowing banks to provide advice regarding life insurance products as well.

Note 4
Capital Market Reform (continued)

The following are details of the steps taken by the Bank Group:

1. The agreement with regard to the sale of the management rights of P.K.N. funds was completed on March 31, 2006 (for further details see Note 32 to the Financial Statements as at December 31, 2006).
In respect of this sale, the Bank included profit in the amount of approximately NIS 491 million under the item "Net Profit from Extraordinary Transactions After Taxes" in the first quarter of 2006.

2. The agreement with regard to the sale of the management rights of Lahak funds was completed on December 15, 2006 (for further details see Note 32 to the Financial Statements as at December 31, 2006).
In respect of this sale, the Bank included profit in the amount of approximately NIS 93 million under the item "Net Profit from Extraordinary Transactions After Taxes" in the fourth quarter of 2006.

3. On April 20, 2007, an agreement was completed between Kovetz Provident Funds Management Company Ltd. (hereinafter: "Kovetz"), a wholly-owned subsidiary of the Bank, and Prisma the New Provident Funds Company Ltd., which is a company in the Prisma group, for the sale of management of the following provident funds: Keren Or, Katzir, Kinnereth, Aluma, Teutza, Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth, and Marpeh Central Sick Pay Fund, including the goodwill acquired by Kovetz during the years of its activity, all rights and obligations of Kovetz in relation to the management of the aforesaid provident funds, and the right to receive the management fees of these funds.
The total consideration for this sale was approximately NIS 455 million. The Bank included profit in the amount of approximately NIS 271 million in respect of this sale under the item "Net Profit from Extraordinary Transactions After Taxes" in the second quarter of 2007.

4. On May 31, 2007, an agreement was signed according to which Gad Gmulim will sell the activity of the provident fund Gadish (hereinafter: "Gadish"), which is under its management, to Gadish Provident Fund Investments Ltd. (hereinafter: "Gadish Investments"). The agreed consideration for Gad Gmulim from this sale was to be the amount equal to 3.175% of the monetary volume of Gadish assets at the date of completion of the transaction. However, Gadish Investments has asked to be released from the aforesaid agreement. Consequently:
On November 8, 2007, the Board of Directors of the Bank resolved that Gad Gmulim Provident Fund Management Company Ltd., a wholly-owned subsidiary of the Bank (hereinafter: "Gad Gmulim"), would agree to the request by Gadish Provident Fund Investments Ltd. (hereinafter: "Gadish Investments") to cancel the agreement dated May 31, 2007, according to which Gadish Investments acquired the activity of the provident fund Gadish (hereinafter: "Gadish") from Gad Gmulim, including the goodwill accumulated by Gad Gmulim in the management of Gadish and the rights to receive the management fees of Gadish, provided that Gad Gmulim would concurrently enter into an agreement with Psagot Ofek Gemel Ltd. (hereinafter: "Psagot") for the acquisition of the activity of Gadish, including the including the goodwill accumulated by Gad Gmulim in the management of Gadish and the rights to receive the management fees of Gadish, under similar conditions and for the same consideration.
The expected consideration for Gad Gmulim from the sale of the aforesaid full rights and obligations is the amount equal to 3.175% of the monetary volume of Gadish assets at the date of completion of the transaction. The consideration, calculated based on the volume of the provident fund on September 30, 2007, reached NIS 675 million. As part of the transaction described above, Psagot entered into long-term agreements with the Bank concerning the distribution of Gadish by the Bank and the provision of operational services by the Bank to Psagot. Completion of the transaction is contingent upon receipt of all required regulatory approvals and amendment of the articles of Gadish.
At the date of completion of the transaction, the Bank is expected to record the profit from the sale in its financial statements, which as noted, will be determined according to the actual consideration paid, based on the volume of Gadish's assets at the date of completion of the transaction. The net profit calculated based on the fund's assets on September 30, 2007 amounts to approximately NIS 410 million. On November 11, 2007 the above mentioned agreements were signed with Psagot in accordance with the decision of the Board of Directors.

5. By the date of publication of the Financial Statements, agreements were signed for the sale of all provident funds under the Bank's management, as well as some of the provident funds managed by its consolidated companies.

Note 5
Legal Claims and Petitions to Certify Claims as Class Actions Filed against the Bank and its Consolidated Subsidiaries

The Bank Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including petitions to certify class actions taken against it by its customers, former customers, and various third parties, who deem themselves injured or harmed by the Bank Group's operations during the normal course of its business. The causes of the claims against the Bank Group are various and wide-ranging. In the opinion of the Bank's Management, based on legal opinions with regard to the likely outcome of pending claims, including petitions to certify class actions, the financial statements include sufficient provisions, in accordance with Generally Accepted Accounting Principles, to cover possible damages resulting from all claims, where such provisions are necessary.

The additional exposure in respect of claims filed against the Bank Group on various matters that have a "reasonably possible" chance of success amounts to approximately NIS 180 million as at September 30, 2007.

A. For details concerning petitions to certify claims as class actions in material amounts, see Note 20C(4)(a) to the Financial Statements as at December 31, 2006.

As at the date of publication of the Financial Statements, there have been no material changes with regard to petitions to certify class actions in material amounts against the Bank Group relative to the description in the aforesaid Financial Statements, except for the following:

1. With regard to the claim mentioned in Note C(4)(a)2 to the Financial Statements as at December 31, 2006, filed in January 2004, concerning the rounding upward of the Libor interest rate on loans - the parties reached a settlement agreement, which was granted the status of a verdict in September 2007, in which the claim and the petition to certify the claim as a class action were rejected.
2. With regard to the claim mentioned in Note C(4)(a)4 to the Financial Statements as at December 31, 2006, filed in January 2004, concerning the calculation of stamp duty in respect of loans taken by the claimant from Mishkan and the collection of file-opening fees - the claimant withdrew the petition to certify the claim as a class action suit, and his personal claim was rejected in December 2006. With regard to the claim, mentioned in the same item, filed in June 2003 - the claim and the petition to certify the claim as a class action were rejected in April 2007.
3. On April 1, 2007, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi LeIsrael B.M.. The amount stated in the claim statement is approximately NIS 386 million. The claimants allege that the defendants, who are TASE members, charged fees in the past and charge fees in the present from mutual-fund managers for securities and/or foreign-currency buying and selling transactions which are higher than the fees charged from other entities at the same time, in contravention of the provisions of Section 69 of the Joint Trust Investment Law, 1994. According to the claimants, the claim concerns losses caused to themselves and to the other members of the group as a result of the fact that the defendants illegally charged mutual-fund managers brokerage fees at a higher rate than should have been charged, thereby increasing economic costs, reducing the value of the fund's assets, reducing the value of each participatory unit, and, as a consequence of all of the above, reducing the profit (or increasing the loss) of each investor.
4. With regard to the claim mentioned in Note 20C(4)(b)4 to the Financial Statements as at December 31, 2006, a claim and a petition are pending against the Bank to certify the claim as a class action filed with the District Court of Tel-Aviv-Jaffa in September 2006 against the Bank and against Bank Leumi LeIsrael B.M. and Israel Discount Bank Ltd. The aggregate amount of the claim against all of the defendants, as stated in the claim statement, is NIS 7 billion; the claimant notes that she reserves the right to amend the claim statement.

   The claimant alleges that while she maintained an account with the Bank, she was charged excessive and unreasonable interest payments by the Bank, as well as payments for added risk, credit allocation fees, and account management fees in a current drawing business account which, she claims, were uniform among all of the defendants. According to the claimant, the Bank acted in coordination with the other defendants, under a restrictive arrangement among them, and as a result of the uniformity in interest rates competition among them was averted or reduced, thereby increasing the interest spread in the unlinked shekel segment in current accounts, and allegedly creating profits for the defendants while causing damage to the public and to the economy.

   In the opinion of the Bank's Management, based on a legal opinion, the claim has negligible chances of success.
5. With regard to the claim mentioned in Note 20C(4)(b)2 to the Financial Statements as at December 31, 2006, filed in January 2007, concerning life insurance and property insurance within housing loans - the claimants withdrew from the claim and the petition to certify the claim as a class action, and the claim was rejected in October 2007.

Note 5
Legal Claims and Petitions to Certify Claims as Class Actions Filed against the Bank and its Consolidated Subsidiaries (continued)

B. Claims are pending against the Bank, including petitions to certify class actions, as detailed below. In the opinion of the Bank's Management, based on legal opinions, at this stage it is not possible to assess the chances of these legal proceedings; accordingly, no provision has been made in respect thereof.

1. On January 29, 2007, a claim and a petition to certify the claim as a class action against the Bank were filed with the District Court of Tel-Aviv-Jaffa. The amount of the class action stated in the claim statement is NIS 500 million.

In the claim, the claimant alleges that she is a customer of the Bank and that in response to an inquiry by telephone concerning the options available to her with regard to the investment of a sum of money, she was offered an investment in a structured deposit, with no statement or mention of the existence of fees, costs, or spreads for the Bank that she alleges are inherent in the investment. The claimant alleges that the Bank charges a hidden fee by selling "structured products", in violation of the directives of the Banking (Service to Customers) Law. The Bank thereby allegedly violates the obligation of disclosure, while taking advantage of customers' ignorance and inexperience. This constitutes, according to the claimant, misinformation regarding the essence and nature of the service and regarding the return, benefit, and ordinary or usual price of the service provided to the customer. The claimant further alleges that these actions constitute breach of contract, bad faith, and unjust enrichment.

The claimant is petitioning for her claim to be certified as a class action as well, on behalf of the group of customers who have invested in structured products.

2. On December 13, 2006, a claim and a petition to certify the claim as a class action against the Bank and against Bank Leumi LeIsrael B.M. and Israel Discount Bank Ltd. Were filed with the District Court of Jerusalem. The aggregate amount of the class action suit against all of the defendants, as specified in the claim statement, is NIS 5.6 billion. The claimants note in their claim that according to a different method of calculation, the amount claimed is at least NIS 5.2 billion.

The claimants, who present themselves as citizens who maintain households and who received credit from the defendants, allege in the claim that they were charged excessive interest payments without economic or commercial justification. The claimants further allege that the interest rate was determined while exploiting the claimants' standing in the households banking market, while reducing competition and causing damage to the public and/or while creating an illegal binding arrangement. The claimants further allege that the interest rate was determined while misinforming them with regard to the usual price of credit services for the households sector, in violation of the Consumer Protection Law, 1981. The claimants allege that this resulted in damage to the claimants and to the other customers of the defendant banks who comprise the households sector.

3. In the beginning of April 2007, the Bank's New York branch was served with five third-party complaints filed by Arab Bank plc. (hereinafter: "Arab Bank") against the Bank, as well as against Israel Discount Bank Ltd., Israel Discount Bank of New York, Mercantile Discount Bank Ltd., and 20 other parties whose names it did not specify (hereinafter: the "Third Party Complaints").

These complaints were filed by Arab Bank in connection with part of a series of claims filed against it in the course of 2005 and 2006 (hereinafter, jointly: the "Original Claim"), by more than two thousand plaintiffs, for payment of compensation following the alleged involvement of Arab Bank in activities connected with the financing of terrorism, aiding and abetting acts of genocide, aiding and abetting the perpetration of crimes against humanity, and more. The Original Claim is based on causes of action under U.S. law, and Arab Bank is now attempting, by means of the above-mentioned Third Party Complaints, to shift the responsibility onto third parties, including the Bank.

The Third Party Complaints do not specify any amount the liability for the payment of which Arab Bank is attempting to attribute to the Bank, or to any of the other third parties, and does not indicate how the alleged liability should be apportioned between the Bank and such third parties. Yet Arab Bank contends that in as much as it may be found liable under the Original Claim, which also does not specify amounts, and seeks determination of the amount of compensation according to U.S. law, then the Bank and the other third parties are obliged to assume such liability in full.

The allegations contained in the Third Party Complaints are formulated in general terms, focus on the fact that the third parties are Israeli banks, and do not provide any support for linking the Bank to the actions which are the subject of the Original Claim. Moreover, Arab Bank makes no specific reference to the actions regarding which allegations were made against it in the Original Claim, except for a general denial thereof, and placing of the responsibility on the Bank, on the other Israeli banks, and on the additional parties whose names it did not specify, as noted above, as third parties in the Third Party Complaints. At this stage, Arab Bank has chosen to file third party complaints only against Israeli banks, notwithstanding its allegations that international banks were also involved in some of the actions alleged in the complaints.

Prior to lodging the Third Party Complaints against the Bank, Arab Bank served a subpoena against the Bank for the discovery and production of documents, in accordance with U.S. rules of procedure, for the purpose of defending itself against the Original Claim. This proceeding is still pending.

Note 6
Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd.

Claims and petitions to file class actions related to the company's insurance business are pending against Clal Insurance Enterprises Holdings Ltd., an equity-basis investee of the Bank.

For details of the aforesaid claims, see Note 20C(15) to the Financial Statements as at December 31, 2006.

As at the date of publication of the Financial Statements, there have been no material changes with regard to claims against the company relative to the description in the aforesaid Financial Statements, other than the following:

A. Further to Note 20C(15)(a) to the Financial Statements dated December 31, 2006: On July 11, 2007, the court certified the claim as a class action and determined that Clal Insurance had charged founders' fees without a written permit from the Supervisor of Insurance, in violation of Regulation 25 of the Insurance Business Supervision Regulations (Private Vehicle Insurance Contract Terms), 1986. In accordance with the court's decision, the relevant group will include insured clients who had a comprehensive vehicle-insurance policy issued by Clal Insurance and were charged insurance fees during the 7-year period prior to the filing of the claim (from June 1997 to the filing date). The financial statements of Clal Holdings as at September 30, 2007 state that Clal Insurance filed for permission to appeal this ruling and that the management of Clal Insurance provided for this claim in its financial statements, in line with its own evaluation based on the opinion of its legal advisors.

B. Further to Note 20C(15)(c) to the Financial Statements dated December 31, 2006, in March 2007 the Supreme Court denied the petition for permission to appeal the ruling.

C. Further to Note 20C(15)(d) to the Financial Statements dated December 31, 2006, the discussion of the appeal was scheduled for January 2008.

D. In March 2007, a consolidated company of Clal Insurance Enterprises Holdings received a monetary claim (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition") filed against it and against other defendants (Migdal and Harel), all of which are insurance companies.

According to the claimants, Clal Insurance continues to collect premiums from clients insured under senior-employee insurance policies who have passed retirement age (65) for the risk component of the policy, which they argue is a costly and superfluous component. The claimants allege that Clal Insurance should transfer the premium collected for the risk component to the savings segment of the policy, thereby increasing the monetary redemption value of the accumulated savings. The claimants allege that Clal Insurance actions are in violation of the terms of the policy, and demand a refund of the premiums collected in the aforesaid manner. The class action suit was filed under the Class Action Law, 2006. The allegations in the Claim include unjust enrichment, violation of the terms of the policies, and unlawful collection of premiums.

The personal claim against Clal Insurance is in the amount of NIS 958. Should the Petition be approved and the Claim be certified as a class action, the amount claimed from the defendants in aggregate is estimated by the claimants at approximately NIS 900 million; a separate amount was not attributed to Clal Insurance.

Clal Insurance has not yet responded to the Petition, and the court session for the case has not yet been scheduled.

The financial statements of Clal Holdings as at September 30, 2007 state that in the opinion of the management of Clal Insurance, based on the evaluation of its legal advisors, it is more likely than not that the defense plea of Clal Insurance will be accepted and the Petition to certify the Claim as a class action will be denied. Therefore, no provision has been made in the financial statements. However, at this stage it is not possible to estimate the claim's chances, should it be certified as a class action, or the extent of the monetary charge to be imposed upon Clal Insurance should the class action suit succeed.

E. In May 2007, a claim (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition") filed with the District Court of Haifa were received at the offices of the consolidated company Clal Insurance.

The claimant, a private customer, acquired three senior-employee insurance policies that participate in profits of an investment portfolio, which also cover disability due to illness or handicap (hereinafter: the "Policy/ies"), from Clal Insurance. According to the claimant, the Claim referenced in the Petition concerns the manner of calculating the monthly compensation paid to entitled insured clients in case of disability. According to the claimant, Clal Insurance acted in contradiction of the terms of the Policy by avoiding to link the amount of the monthly compensation paid to insured clients, after 24 months had elapsed from the start of payment of the disability allowance, to the results of the investments of the insurance portfolio administered by Clal Insurance within the Policies. According to the claimant, Clal Insurance is thereby in breach of its duty according to the directives of the insurance Policy, the Insurance Contract Law, general contract laws, and according to directives of good faith and unjust enrichment.

The claimant has petitioned to certify the Claim as a class action, in accordance with the provisions of the Class Action Law, 2006. The group which the claimant seeks to represent includes all insured clients of Clal Insurance under profit-participatory policies who are entitled to a monthly disability allowance, which under the terms of the policies is linked to the results of the investments of the insurance portfolio after 24 months of payment of the allowance. The claimant seeks to represent, within the class action suit, those insured clients who received allowances between May 2004 and February 2007.

Note 6
Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd. (continued)

The claimant alleges that his personal damage amounts to approximately NIS 33,000 and that the damage to all members of the group, according to his initial estimate, is approximately NIS 74 million (after deducting management fees), or alternatively, approximately NIS 95 million (before deduction of management fees).

Clal Insurance has not yet responded to the Petition. The case is scheduled for discussion in November 2007.

The financial statements of Clal Holdings as at September 30, 2007 state that the management of Clal Insurance has made a provision in its financial statements with respect to this Claim, in accordance with its estimates based on the opinion of its legal advisors; and further, that prior to the filing of the Petition Clal Insurance identified a problem in its automated systems with regard to the calculation of the linkage of monthly disability allowances. Clal Insurance is working to repair the mechanical problem, to identify the insured clients entitled to supplements to the amounts of their allowances, and to calculate the exact sums of the supplements owed to them. In any case, in the opinion of the management of Clal Insurance, the amounts involved are substantially lower than the estimated damage cited in the Claim.

F. In July 2007, a claim (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition") filed with the District Court of Haifa were received at the offices of the consolidated company Clal Insurance.

The claimant, a private customer, purchased a senior-employee insurance policy from Clal Insurance which also covered disability (hereinafter: the "Policy"). According to the claimant, the Claim referenced in the Petition concerns the manner of calculating the monthly compensation paid to entitled insured clients in case of disability. According to the claimant, Clal Insurance acted in contradiction of the terms of the Policy by avoiding to link the amount of the monthly compensation paid to insured clients, after 24 months had elapsed from the start of payment of the disability allowance, to the business results of Clal Insurance. According to the claimant, Clal Insurance is thereby in breach of its duty under the provisions of the insurance Policy, under general contract laws, and under the principle of unjust enrichment.

The claimant has petitioned to certify the Claim as a class action, in accordance with the provisions of the Class Action Law, 2006. The group which the claimant seeks to represent includes all insured clients (or former clients) of Clal Insurance under profit-participatory disability policies who have ever received a 25th monthly payment or more. The claimant seeks to represent, within the class action suit, all those who have ever received the 25th monthly payment or more, or, alternatively, insured clients who received the 25th monthly payment or more in the last seven years, or, alternatively, insured clients who received the 25th monthly payment or more in the last three years.

In the Petition, the claimant notes that a petition to certify a claim as a class action was filed in May 2007 with a cause that is identical, in general, to the cause of the Claim (the "Previous Claim" - see Section E), but according to the claimant, the Petition is not superfluous, for a series of reasons which he claims he will detail to the Court as necessary.

The claimant alleges that his personal damage amounts to approximately NIS 32,000 and that the damage to all members of the group, according to his initial estimate, is NIS 75 million, or alternatively NIS 38 million, or alternatively NIS 32 million, respectively.

Clal Insurance has not yet responded to the Petition. The case has not yet been scheduled for discussion.

The financial statements of Clal Holdings as at September 30, 2007 state that the management of Clal Insurance has made a provision in its financial statements with respect to this Claim, in accordance with its estimates based on the opinion of its legal advisors.

As noted in Section E above, prior to the filing of the Petition Clal Insurance identified a problem in its automated systems with regard to the calculation of the linkage of monthly disability allowances, and is working to repair the mechanical problem, to identify the insured clients entitled to supplements to the amounts of their allowances, and to calculate the exact sums of the supplements owed to them. In any case, in the opinion of the management of Clal Insurance, the amounts involved are substantially lower than the estimated damage cited in the Claim.

G. In September 2007, a claim filed with the District Court of Tel-Aviv-Jaffa was received at the offices of the consolidated company Clal Insurance, concerning business transferred to Clal Health Insurance as part of the structure-change arrangement between Clal Insurance and Clal Health Insurance from January 2006 (hereinafter: the "Claim"), as well as a petition to certify the Claim as a class action (hereinafter: the "Petition"). The Claim was also filed against Migdal Insurance Company Ltd., Harel Insurance Company Ltd., Menorah Insurance Company Ltd., and The Israel Phoenix Insurance Company Ltd. (hereinafter, together with Clal Health Insurance: the "Defendants").

The Claim concerns the 90-day qualification period in health insurance policies and/or surgery insurance policies issued by Clal Health Insurance. According to the claimant, in accordance with the provisions of the policy, Clal Health Insurance collected insurance fees from the claimant throughout the qualification period, while not providing him with any product/service or any insurance coverage during the qualification period. As such, the claimant argues, the collection of insurance fees during the qualification period is unlawful and constitutes unjust enrichment. The claimant has asked the court to obligate Clal Health Insurance to cease collection of insurance fees for the qualification period and to repay insurance fees collected from members of the group for the aforesaid period, with interest and linkage differentials.

Note 6
Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd. (continued)

The amount of the personal claim of the claimant, who is an insured client of Clal Health Insurance, is NIS 1,186 as of the date of filing of the Claim. The aggregate amount of the suit against all of the Defendants is approximately NIS 731 million. The claimant does not specify what part of this amount is attributed to Clal Health Insurance; however, based on the claimant's arguments in the Claim, it can be surmised that the amount claimed from Clal Health Insurance is NIS 191 million.

Clal Health Insurance has not yet submitted its response to the Petition. The financial statements of Clal Holdings as at September 30, 2007 state that in the opinion of the management of Clal Health Insurance, based on an evaluation by its legal advisors, it is more likely than not that the defense arguments of Clal Health Insurance will be accepted and that the Petition will be rejected. Therefore, no provision was made in the financial statements. However, should the Claim be certified as a class action, in the opinion of the management of Clal Health Insurance, based on an evaluation by its legal advisors, at this early stage it is not possible to estimate the chances of success of the Claim and the extent of the monetary charge to be imposed upon Clal Health Insurance in the event that the Claim is accepted.

Note 7

As described in Note 7D to the Financial Statements as at December 31, 2006, the Bank sold its entire holdings in Bank Otsar Hahayal in August 2006.

The Bank recorded profit in the amount of NIS 183 million in respect of this sale in the third quarter of 2006, which is included under the item "Net Profit from Extraordinary Transactions After Taxes".

The following are the main profit and loss data from the financial statements of Bank Otsar Hahayal Ltd., as included in the Consolidated Financial Statements of the Bank Group:

Profit and loss data:	For the three months ended	For the nine months ended	For the year
	September 30, 2006		*2006
	NIS millions		
Profit from financing activity before provision for doubtful debts	60	252	252
Provision for doubtful debts	10	15	15
Fees and other income	23	88	88
Operating expenses	71	229	229

* Up to the date of the sale.

Note 8

In September 2007, the Bank signed an agreement with Mizrahi-Tefahot Bank Ltd. (hereinafter: "Mizrahi") for the sale of the Bank's full holdings in Bank Yahav for Government Employees Ltd. (hereinafter: "Yahav"), comprising 50% of the issued share capital of Yahav, and the related rights (the "Shares Sold"). The completion date will be determined by the parties, but shall not be later than December 27, 2007.

On November 13, 2007, the sale agreement was amended to state that the consideration for the holdings of Bank Yahav will be in a fixed amount of NIS 371 million. In addition, the Bank will be entitled to receive its proportional share of the consideration from the sale of provident funds under the ownership or management of Bank Yahav.

It was further agreed that the completion date of the sale transaction would be postponed to March 27, 2008, and that if the sale of Yahav's provident funds is not completed by that date, the completion date will be postponed to June 27, 2008.

Completion of the transaction is contingent upon several suspending conditions, including the consent of the Antitrust Commissioner, a permit from the Governor of the Bank of Israel to acquire and hold the sold shares by Mizrahi, and completion of the sale of the provident funds owned or controlled by Bank Yahav.

Subsequent to the decision regarding the impending realization of its stake in Bank Yahav, the Bank recorded deferred tax expenses in the amount of NIS 51 million in the first quarter of this year, under the item "Profit from Extraordinary Transactions After Taxes."

It has also been agreed that Bank Yahav will continue to receive computer services from the Bank, on the terms presently prevailing between the Bank and Bank Yahav, for a period of three years from the date of completion of the transaction.

Note 9

In September 2007, the Bank signed an agreement with First International Bank of Israel Ltd. (hereinafter: "FIBI") for the sale of the Bank's full holdings in Bank Massad, comprising 51% of the share capital of Bank Massad, in consideration for a total of NIS 236 million. According to the agreement, the sale transaction is to be completed by March 31, 2008, unless the closing date is postponed in accordance with the terms of the agreement, up to June 30, 2008. It was further agreed that Bank Massad would continue to receive IT services from the Bank, according to the terms currently prevailing between the Bank and Bank Massad, for a period of three years from the date of completion of the transaction.

The sale transaction is subject, among other things, to receipt of the regulatory approvals required by law, completion of the sale of the provident funds owned or controlled by Bank Massad and approval by the board of directors of Bank Massad. Upon completion of the sale transaction, the Bank will record capital gains of NIS 57 million in its financial statements.

Subsequent to the decision regarding the impending realization of its stake in Bank Massad, in the second quarter of 2007 the Bank recorded deferred tax expenses in the amount of NIS 23 million under the item "Profit from Extraordinary Transactions After Taxes".

Note 10

On March 9, 2007, a memorandum of understanding was signed between the Bank and The Phoenix Holdings Ltd. (hereinafter: "The Phoenix"), under which The Phoenix will acquire from the Bank 25% of the full share capital of Isracard Ltd. and Europay (Eurocard) Israel Ltd. (hereinafter: the "Companies"), which are wholly-owned subsidiaries of the Bank.

The consideration to be paid by The Phoenix for the aforesaid holdings in the Companies shall be calculated on the basis of an aggregate value of NIS 2.55 billion for the Companies, with adjustments for dividend distribution, if and as distributed until the date of completion of the transaction.

In case of a public offering of the Companies within 15 months, the aggregate value base of the Companies for the purposes of the transaction shall be adjusted, upward only, to 90% of the Companies' value for the purposes of the public offering, provided that the aggregate value base for the purposes of the transaction between the Bank and The Phoenix shall not exceed NIS 2.7 billion.

Execution of the transaction is subject to due diligence and various conditions, including consent by The Phoenix to arrangements to be instituted between the Bank and the Companies, receipt of regulatory approvals (as necessary), approval by the Management and Board of Directors of the Bank, and approval by the board of directors of The Phoenix.

The Antitrust Commissioner has notified the Bank that in her opinion, the acquisition of holdings in Isracard by The Phoenix or any other cooperation between these companies may damage competition in the area of credit; she therefore requested details regarding the contractual engagement of the Bank and/or Isracard with The Phoenix. The Bank and Isracard have provided the Antitrust Commissioner with the requested information.

In addition, the Bank has received a copy of a notice sent to The Phoenix by the Head of the Brokers and Advisors Department in the Capital Market, Insurance, and Savings Division at the Ministry of Finance, according to which the Division intends to examine the purchase transaction. This notice expresses the position that the purchase "is incompatible with the recommendations of the Bachar Committee for change in the structure of the capital market in Israel" and that "the joint ownership in Isracard will not allow the Bank to serve as an objective pension advisor, especially with regard to The Phoenix Group's products. This issue may have implications for the granting of a pension advisor's license to the Bank, or for the determination of restrictive rules within such a license". The Bank opposes these stated positions.

In the event that the transaction is completed, the Bank is expected to record net profit in its financial statements in an estimated amount of NIS 225 million, according to an aggregate value of NIS 2.55 billion for the Companies and based on the data known to date.

On November 13, 2007, a memorandum of principles was signed between Isracard and Europay, on the one hand, and Mizrahi-Tefahot Bank Ltd. (hereinafter: "Mizrahi Bank") on the other hand, according to which the term of the existing agreements between the parties with regard to the issuance of credit cards was extended for an additional period of ten years. The parties further agreed to conduct negotiations to reach a new agreement between Isracard and Europay, and Mizrahi Bank, by the end of February 2008, which will also address the issuance of branded credit cards for Mizrahi Bank. The new agreement is also to be signed for a ten-year period.

If a new agreement is signed, Isracard and Europay will allocate shares to Mizrahi Bank granting it a 3.6% stake in their share capital. If a new agreement is not signed, Isracard and Europay will allocate shares to Mizrahi Bank granting it a 1.8% stake in their share capital.

The aforesaid agreements are subject to all required regulatory approvals.

Note 11

In July 2007, the Banking (Service to Customers) Law, 1981, was amended with the addition of Section B2, concerning "Supervision of Fees" (hereinafter: the "Fee Section"), main points of which are described below:

According to the Fee Section, the Governor of the Bank of Israel is to establish a list of services for which a banking corporation is permitted to charge fees from its customers, and the manner of calculation of the fees that may be charged for such services. The Governor may determine types of services to which his directives regarding the manner of calculation of fees will not apply.

A banking corporation may apply to the Supervisor of Banks to add a service for which it wishes to be permitted to charge fees. The Supervisor is authorized to approve the request, set conditions for its approval, or reject it.

A banking corporation shall not raise the amount or rate of a fee unless it has notified the Supervisor accordingly thirty days in advance. In addition, the Governor may declare a particular service to be subject to supervision, if one of the following applies with regard to the service:

1. The fee for the service could reduce competition among the banking corporations, or between these corporations and another entity providing a similar service;
2. A customer can only receive the service from the banking corporation where their account is maintained;
3. In the opinion of the Governor of the Bank of Israel, the service is essential and needs to be supervised due to considerations of the best interests of the public.

With regard to services subject to supervision, the Governor may determine any of the following through an order:

1. The amount or rate of the fee to be charged for the service;
2. The maximum amount or rate of the fee that may be charged for the service;
3. A prohibition on charging fees for the service.

The list of services and rates was to be determined by the Governor of the Bank of Israel within three months from the publication of the amendment to the law, i.e. by October 5, 2007; however, the Governor, with the approval of the Knesset Economic Affairs Committee, may postpone the publication for a period not to exceed three additional months. Indeed, the publication was postponed and is expected to occur until January 5, 2008.

On November 14, 2007, the Bank received a draft of procedures regarding fees, published by the Supervisor of Banks, as well as a draft of the Banking Rules (Service to Customers) (Fees), which are subject to approval by the advisory committee on banking matters. The Bank is considering the implications of these publications on its future income from fees.

At this early stage, following an initial examination of the draft rules, it appears that the Bank's fee income may decrease by approximately NIS 350 million per year. However, there is no certainty that this will be the case, due to the fact that, as noted above, these are draft directives and are under initial examination only.

Note 12
The Effect of New Accounting Standards in the Period Before their Implementation

A. In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" (hereinafter: the "Standard"). The Standard stipulates that entities subject to the Securities Law, 1968, and required to report under its regulations shall prepare their financial statements according to IFRS for periods starting as of January 1, 2008. The aforesaid does not apply to banking corporations whose financial statements are prepared according to the directives and guidelines of the Supervisor of Banks.

With regard to the manner of implementation of the Standard by banking corporations, the Supervisor of Banks has notified the banking corporations of the following:

1. The Supervisor of Banks intends to routinely set forth directives for the implementation of Israeli standards published by the Israel Accounting Standards Board based on IFRS that do not pertain to the core business of banking.
2. In the second half of 2009, the Supervisor of Banks will announce his decision regarding the implementation date of IFRS pertaining to the core business of banking, taking into consideration the results of the process of adoption of these standards in Israel, on one hand, and the progress of the convergence process between IFRS and American accounting standards, on the other hand.

Thus, with regard to the core business of banking, financial statements of banking corporations prepared according to the directives and guidelines of the Supervisor of Banks shall continue to be prepared according to the American standards as stipulated in the Public Reporting Directives.

Note 12
The Effect of New Accounting Standards in the Period Before their Implementation (continued)

B. A draft amendment of the Public Reporting Directives on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses" was published in October 2007. The amendment is to be implemented by banking corporations and credit card companies starting January 1, 2009 (hereinafter: the "Transition Date"), with the exception of matters for which the Supervisor of Banks has set forth specific directives for the Transition Date.

According to the draft directives, which are based on the measurement and disclosure rules of U.S. accounting standards and supervisory agencies, banking corporations will be required to examine the existence of credit losses in impaired debts, which are to be individually identified for the purposes of the evaluation, and measure the required provision in respect of such losses based on the current value of the expected future cash flows, discounted at the effective interest rate of the debt; or for debts whose collection is contingent upon the realization of collateral, based on the fair value of the collateral. For the remaining debts which are not identified for individual evaluation, including debts with no problematic characteristics, banking corporations will be required to make a group provision representing an estimate of future credit losses inherent in the aforesaid remaining debts at every balance-sheet date.

The draft directives further stipulate new disclosure, measurement, and documentation requirements, which address reporting of problematic debts, recognition of financing income in respect of impaired debts, accounting write-offs of debts, treatment of debtors' assets seized for the purpose of realization, and accounting treatment of the restructuring of problematic debts, among other matters.

Adjustments arising from the adoption of the directive at the Transition Date will be included directly in the item "Surpluses in Shareholders' Equity."

The Board of Management of the Bank is preparing for implementation of the draft directive, and is examining the implications of its implementation for the financial position and results of operations of the Bank.

Note 13
Delek Real Estate

The financial statements of the equity-basis investee Delek Real Estate Ltd. had not yet been approved and published by the date of approval of the Bank's financial statements. Therefore, with the approval of the Supervisor of Banks, the Bank's share in the results of operations of Delek Real Estate was not included in the Bank's results of operations for the third quarter of 2007.

The Bank holds 10.5% of Delek Real Estate. The Bank's investment in Delek Real Estate in the financial statements as at June 30, 2007 totaled NIS 278 million. The contribution of Delek Real Estate to the net profit Bank for the three-month and six-month periods ended June 30, 2007 totaled NIS 5 million and NIS 7 million, respectively (2006: NIS 16 million).

Note 14

In September 2007, the Ministry of Finance issued the Income Tax Law (Inflation Adjustments) (Amendment) Memorandum, 2007. The memorandum indicates that the Finance Ministry intends to cancel the Income Tax Law (Inflation Adjustments), 1985, due to the decrease in inflation rates in Israel in recent years.

The memorandum essentially states that the effects of changes in the Consumer Price Index as of January 1, 2008 will not be included in the calculation of taxable income for income tax purposes.

According to the Bank's estimates, in the event that a law is enacted based on the principles of the memorandum described above, the Bank's tax expenses in future years will grow such that every 1-percent increase in the Consumer Price Index will cause an increase of approximately NIS 50 million in tax expenses, in comparison to tax expenses before the cancellation of the law.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated

(in millions of NIS)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
	Unaudited			
A. In respect of assets*:				
From credit to the public	**2,296**	1,245	**8,476**	6,861
From credit to the Government	**(15)**	(9)	**2**	(1)
From deposits with banks	**(870)**	(473)	**307**	(610)
From deposits with the Bank of Israel and from cash	**(43)**	(14)	**(20)**	34
From securities which were borrowed or bought under agreements to resell	**(31)**	-	**(27)**	-
From debentures	**(784)**	(273)	**900**	249
From other assets	**14**	(5)	**23**	13
	567	471	**9,661**	6,546
B. In respect of liabilities*:				
On deposits from the public	**2,036**	1,024	**(2,876)**	(1,209)
On deposits from the Government	**(64)**	(24)	**(116)**	(123)
On deposits from the Bank of Israel	**(4)**	(3)	**(60)**	(12)
On deposits from banks	**(126)**	(95)	**(461)**	(161)
Securities which were lent or sold under agreements to repurchase	**43**	-	**41**	-
On debentures and subordinated notes	**(510)**	(151)	**(1,232)**	(788)
On other liabilities	**11**	21	**9**	38
	1,386	772	**(4,695)**	(2,255)
C. In respect of derivative instruments and hedging activities:				
Ineffective part in hedging relations**	**2**	-	**(2)**	(6)
Net income in respect of ALM derivative instruments***	**474**	410	**615**	583
Net income (expenses) in respect of other derivative instruments	**(106)**	88	**25**	238
	370	498	**638**	815

* Including effective component in hedging relations.
** Ineffectiveness which stems from hedging fair value.
*** Derivative instruments constituting part of the bank's ALM network that are not designated for hedging relations.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated
(continued)

(in millions of NIS)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
		Unaudited		
D. Other*				
Commissions from financing transactions	**63**	60	**186**	190
Profits (losses) from sale of debentures available for sale, net	**(118)**	12	**(70)**	41
Realized and unrealized profits (losses) from adjustments to fair value of debentures held for trading, net	**(17)**	14	**(10)**	9
Other financing income	**265**	194	**702**	618
Other financing expenses	**(39)**	(8)	**(42)**	(8)
	154	272	**766**	850
Total profit from financing activities before provision for doubtful debts	**2,477**	2,013	**6,370**	5,956
Of which, exchange rate differences, net	**(101)**	(294)	**(289)**	(375)
E. Details of net effect of derivative instruments hedging on profit from financing activities				
Financing income (expenses) in respect of assets	**(19)**	(10)	**11**	(2)
Financing income (expenses) in respect of liabilities	**190**	224	**38**	(33)

* Including effective component in hedging relations.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated

(in millions of NIS)

	Three months ended September 30							
	2007				2006			
	Specific provision*		Supplementary provision**	Total	Specific provision*		Supplementary provision**	Total
	According to the extent of arrears	Other			According to the extent of arrears	Other		
	Unaudited							
Provision balance as at the beginning of the period	**311**	**9,471**	**1,161**	**10,943**	295	10,254	1,218	11,767
Subsidiary consolidated in the past	**-**	**-**	**-**	**-**	-	(254)	(23)	(277)
Provisions during the period	**31**	**245**	**25**	**301**	40	371	19	430
Reduction of provisions	*****(36)**	**(150)**	**36**	**(150)**	(40)	(94)	(6)	(140)
Recoveries of debts written-off in previous years	**-**	**(12)**	**-**	**(12)**	-	(17)	-	(17)
Provision charged to statement of profit and loss	**(5)**	**83**	**61**	**139**	-	260	13	273
Write-offs	**(3)**	**(297)**	**-**	**(300)**	(4)	(376)	-	(380)
Provision balance as at the end of the period	**303**	**9,257**	**1,222**	**10,782**	291	9,884	1,208	11,383
Including: provision balance which was not deducted from the item "Credit to the public"	**-**	**444**	**-**	**444**	-	635	-	635

* In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears. In other loans, not including provision for interest on doubtful debts after the debts were declared doubtful.

** Including a general provision for doubtful debts.

*** For the three month period ended on September 30, 2007 includes NIS 8 million (2006: NIS 3 million) for housing loans which in the past were calculated according to duration of arrears, and with realization of the pledged asset, are examined on a specific basis.
For the nine month period ended on September 30, 2007 includes NIS 18 million (2006: NIS 7 million).

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated
(continued)

(in millions of NIS)

	Nine months ended September 30							
	2007				2006			
	Specific provision*		Supplementary	Total	Specific provision*		Supplementary	Total
	According to the extent of arrears	Other	provision**		According to the extent of arrears	Other	provision**	
	Unaudited							
Provision balance as at the beginning of the period	**293**	**9,600**	**1,140**	**11,033**	274	10,313	1,172	11,759
Subsidiary consolidated in the past	**-**	**-**	**-**	**-**	-	(254)	(23)	(277)
Provisions during the period	**99**	**838**	**87**	**1,024**	130	1,154	94	1,378
Reduction of provisions	*****(83)**	**(383)**	**(5)**	**(471)**	(100)	(401)	(35)	(536)
Recoveries of debts written-off in previous years	**-**	**(31)**	**-**	**(31)**	-	(31)	-	(31)
Provision charged to statement of profit and loss	**16**	**424**	**82**	**522**	30	722	59	811
Write-offs	**(6)**	**(767)**	**-**	**(773)**	(13)	(897)	-	(910)
Provision balance as at the end of the period	**303**	**9,257**	**1,222**	**10,782**	291	9,884	1,208	11,383
Including: provision balance which was not deducted from the item "Credit to the public"	**-**	**444**	**-**	**444**	-	635	-	635

* In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears. In other loans, not including provision for interest on doubtful debts after the debts were declared doubtful.

** Including a general provision for doubtful debts.

*** For the three month period ended on September 30, 2007 includes NIS 8 million (2006: NIS 3 million) for housing loans which in the past were calculated according to duration of arrears, and with realization of the pledged asset, are examined on a specific basis.
For the nine month period ended on September 30, 2007 includes NIS 18 million (2006: NIS 7 million).

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated
(continued)

(in millions of NIS)

	as at September 30, 2007					
				Amount of specific provision		
	Balance sheet credit balance(1)	Balance of debt(2)	Of which - amount in arrears(3)	By extent of arrears	Other	Total
Details of the manner of calculation of the specific provision in housing loans						
Housing loans for which the provision must be calculated based on the extent of arrears	**26,463**	**868**	**182**	**303**	**-**	**303**
Large loans(4)	**1,349**	**55**	**39**	**-**	**125**	**125**
Other Loans	**3,275**	**133**	**36**	**-**	**14**	**14**
Total	**31,087**	**1,056**	**257**	**303**	**139**	**442**

	as at September 30, 2006					
				Amount of specific provision		
	Balance sheet credit balance(1)	Balance of debt(2)	Of which - amount in arrears(3)	By extent of arrears	Other	Total
Housing loans for which the provision must be calculated based on the extent of arrears	24,620	801	188	291	-	291
Large loans(4)	931	44	40	-	110	110
Other Loans	3,371	161	46	-	15	15
Total	28,922	1,006	274	291	125	416

(1) Balance of housing credit, after deducting the balance of the specific provision for doubtful debts and the balance of the provision for interest on arrears.
(2) Balance of problematic credit (more than three months in arrears), after deducting the balance of provisions.
(3) Including interest on the amount in arrears, without deducting the balance of provisions.
(4) Housing loans, the balance of each of which exceeds approximately NIS 805 thousand (September 30, 2006: NIS 797 thousand).

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated

(in millions of NIS)

	as at September 30, 2007						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
				Unaudited			
Assets							
Cash on hand and deposits with banks	7,807	1,364	26,743	1,629	2,255	-	39,798
Securities	13,338	2,093	24,169	5,220	2,307	1,899	49,026
Securities which were borrowed or bought under agreement to resell	-	-	1,005	-	77	-	1,082
Credit to the public[2]	85,380	56,614	35,509	8,999	11,418	1,005	198,925
Credit to governments	-	60	391	-	-	-	451
Investments in equity basis investees	-	-	-	-	-	878	878
Buildings and equipment	-	-	-	-	-	3,851	3,851
Other assets	2,730	188	2,000	463	2,008	499	7,888
Total assets	109,255	60,319	89,817	16,311	18,065	8,132	301,899
Liabilities							
Deposits from the public	104,430	23,721	79,011	14,692	9,063	1,005	231,922
Deposits from banks	3,826	976	3,079	159	488	-	8,528
Deposits from the Government	34	2,084	165	1	1	-	2,285
Securities which were lent or sold under agreements to repurchase	-	-	1,031	-	73	-	1,104
Debentures and subordinated notes	1,241	13,322	3,503	140	196	-	18,402
Other liabilities	13,767	683	2,426	597	1,865	357	19,695
Total liabilities	123,298	40,786	89,215	15,589	11,686	1,362	281,936
Excess of assets (liabilities)	(14,043)	19,533	602	722	6,379	6,770	19,963
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	96	(96)	-		
Effect of not hedging derivatives:							
Derivative instruments (not including options)	16,959	(9,838)	(938)	(224)	(5,959)		
Options in the money, net (in terms of underlying assets)	613	(102)	(242)	(574)	305		
Options out of the money, net (in terms of underlying assets)	108	-	(421)	315	(2)		
Total	3,637	9,593	(903)	143	723	6,770	
Options in the money, net (present value of stated amount)	753	(103)	219	(1,190)	321		
Options out of the money, net (present value of stated amount)	480	-	(1,538)	778	280		

* Including derivative instruments whose underlying assets refer to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

(in millions of NIS)

	as at September 30, 2006						
	Israeli Currency		Foreign Currency(1)				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items**	Total
	Unaudited						
Assets							
Cash on hand and deposits with banks	4,987	843	23,836	3,276	3,319	-	36,261
Securities	13,900	2,281	18,664	4,413	2,430	1,660	43,348
Credit to the public(2)	*81,072	53,799	37,744	6,873	9,245	36	*188,769
Credit to governments	-	188	605	1	-	-	794
Investments in equity basis investees	-	-	-	-	-	769	769
Buildings and equipment	-	-	-	-	-	3,650	3,650
Other assets	*1,642	50	*2,810	323	2,266	533	*7,624
Total assets	*101,601	57,161	*83,659	14,886	17,260	6,648	*281,215
Liabilities							
Deposits from the public	89,450	26,412	80,409	12,413	8,152	36	216,872
Deposits from banks	1,578	1,601	1,132	119	494	-	4,924
Deposits from the Government	38	2,596	178	2	1	-	2,815
Debentures and subordinated notes	1,138	12,884	4,723	200	281	-	19,226
Other liabilities	*12,370	622	*3,148	384	2,226	503	*19,253
Total liabilities	*104,574	44,115	*89,590	13,118	11,154	539	*263,090
Excess of assets (liabilities)	(2,973)	13,046	(5,931)	1,768	6,106	6,109	18,125
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	469	(144)	(325)		
Effect of not hedging derivatives:							
Derivative instruments (not including options)	8,527	(8,128)	5,779	(1,102)	(5,076)	-	
Options in the money, net (in terms of underlying assets)	490	(180)	322	(200)	(432)		
Options out of the money, net (in terms of underlying assets)	454	-	(209)	(215)	(30)		
Total	6,498	4,738	430	107	243	6,109	
Options in the money, net (present value of stated amount)	484	(189)	410	(436)	(269)		
Options out of the money, net (present value of stated amount)	3,459	-	(1,895)	(946)	(618)		

* Restated - see Note 2.
** Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

(in millions of NIS)

	as at December 31, 2006						
	Israeli Currency		Foreign Currency(1)				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items**	Total
				Audited			
Assets							
Cash on hand and deposits with banks	4,170	1,065	29,584	2,228	2,703	-	39,750
Securities	12,995	2,458	19,009	5,016	3,115	1,863	44,456
Credit to the public(2)	81,438	52,402	36,312	7,762	8,472	77	186,463
Credit to governments	-	141	602	-	-	-	743
Investments in equity basis investees	-	-	-	-	-	821	821
Buildings and equipment	-	-	-	-	-	3,767	3,767
Other assets	1,946	43	2,456	414	1,362	643	6,864
Total assets	100,549	56,109	87,963	15,420	15,652	7,171	282,864
Liabilities							
Deposits from the public	93,569	25,062	77,712	12,902	7,682	77	217,004
Deposits from banks	4,533	1,093	1,300	143	593	-	7,662
Deposits from the Government	82	2,401	174	1	1	-	2,659
Debentures and subordinated notes	1,158	12,713	4,172	137	204	-	18,384
Other liabilities	12,573	773	2,407	493	1,517	466	18,229
Total liabilities	111,915	42,042	85,765	13,676	9,997	543	263,938
Excess of assets (liabilities)	(11,366)	14,067	2,198	1,744	5,655	6,628	18,926
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	467	(147)	(320)		
Effect of not hedging derivatives:							
Derivative instruments (not including options)	12,710	(6,775)	(643)	(236)	(5,056)		
Options in the money, net							
(in terms of underlying assets)	1,586	(104)	*(708)	*(733)	*(41)		
Options out of the money, net							
(in terms of underlying assets)	898	-	(433)	(378)	(87)		
Total	3,828	7,188	*881	*250	*151	6,628	
Options in the money, net							
(present value of stated amount)	1,875	(118)	(769)	(884)	(104)		
Options out of the money, net							
(present value of stated amount)	4,685	-	(4,323)	(807)	445		

* Restated.
** Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 4
Operating Segments Information - Consolidated

(in millions of NIS)

	Three months ended September 30, 2007							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	**1,073**	**860**	**555**	**302**	**697**	**(1,010)**	**-**	**2,477**
- Inter-segmental	**(544)**	**(517)**	**(298)**	**(180)**	**(164)**	**1,703**	**-**	**-**
Operating and other income:								
- From externals	**376**	**401**	**131**	**35**	**100**	**27**	**137**	**1,207**
- Inter-segmental	**(18)**	**(43)**	**(12)**	**(6)**	**(3)**	**-**	**82**	**-**
Total income	**887**	**701**	**376**	**151**	**630**	**720**	**219**	**3,756**
Provision for doubtful debts	**44**	**8**	**24**	**26**	**37**	**-**	**-**	**139**
Net profit (loss)	**48**	**85**	**46**	**31**	**211**	**392**	**10**	**823**
Return on equity (rate of net profit out of average of equity)	**7.0%**	**31.7%**	**21.0%**	**14.2%**	**13.7%**	**33.9%**	**-**	**18.3%**

	Three months ended September 30, 2006*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	710	268	413	209	439	(26)	-	2,013
- Inter-segmental	(172)	69	(157)	(86)	51	295	-	-
Operating and other income:								
- From externals	392	340	126	33	88	16	167	1,162
- Inter-segmental	(19)	(34)	(11)	(7)	3	-	68	-
Total income	911	643	371	149	581	285	235	3,175
Provision for doubtful debts	30	2	55	46	140	-	-	273
Net profit (loss)	252	83	61	41	159	153	19	768
Return on equity (rate of net profit out of average of equity)	44.8%	31.0%	29.8%	20.9%	10.9%	14.6%	-	18.8%

* Reclassified.

Appendix 4
Operating Segments Information - Consolidated
(continued)

(in millions of NIS)

	Nine months ended September 30, 2007							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	**2,281**	**(973)**	**1,036**	**660**	**3,250**	**116**	**-**	**6,370**
- Inter-segmental	**(769)**	**2,005**	**(261)**	**(301)**	**(1,511)**	**837**	**-**	**-**
Operating and other income:								
- From externals	**1,107**	**1,173**	**385**	**104**	**444**	**44**	**453**	**3,710**
- Inter-segmental	**(57)**	**(127)**	**(36)**	**(18)**	**(3)**	**-**	**241**	**-**
Total income	**2,562**	**2,078**	**1,124**	**445**	**2,180**	**997**	**694**	**10,080**
Provision for doubtful debts	**133**	**21**	**123**	**93**	**152**	**-**	**-**	**522**
Net profit	**313**	**411**	**180**	**95**	**807**	**604**	**50**	**2,460**
Return on equity (rate of net profit out of average of equity)	**15.3%**	**49.3%**	**26.7%**	**14.2%**	**17.2%**	**16.1%**	**-**	**17.8%**

	Nine months ended September 30, 2006*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	2,053	(368)	1,145	677	2,739	(290)	-	5,956
- Inter-segmental	(508)	1,408	(377)	(307)	(1,147)	931	-	-
Operating and other income:								
- From externals	1,187	1,178	398	100	344	84	453	3,744
- Inter-segmental	(57)	(105)	(31)	(21)	9	-	205	-
Total income	2,675	2,113	1,135	449	1,945	725	658	9,700
Provision for doubtful debts	92	16	165	133	405	-	-	811
Net profit	490	766	192	84	600	434	44	2,610
Return on equity (rate of net profit out of average of equity)	26.4%	96.1%	29.8%	13.7%	13.6%	13.6%	-	20.9%

* Reclassified.

Appendix 4
Operating Segments Information - Consolidated
(continued)

(in millions of NIS)

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Year ended December 31, 2006*							
	Audited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	2,440	(838)	1,418	829	3,531	408	-	7,788
- Inter-segmental	(382)	2,219	(398)	(345)	(1,394)	300	-	-
Operating and other income:								
- From externals	1,584	1,550	540	140	492	218	638	5,162
- Inter-segmental	(76)	(144)	(42)	(27)	10	-	279	-
Total income	3,566	2,787	1,518	597	2,639	926	917	12,950
Provision for doubtful debts	130	22	194	163	477	-	-	986
Net profit (loss)	575	930	251	109	859	582	53	3,359
Return on equity (rate of net profit out of average of equity)	21.3%	78.2%	27.2%	12.8%	15.3%	12.5%	-	19.4%

* Reclassified.

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BANK HAPOALIM B.M.
HEAD OFFICE
50 ROTHSCHILD BLVD.
TEL AVIV 66883, ISRAEL
TEL. 972 3 5673333
FAX. 972 3 5607028
www.bankhapoalim.com

END

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